                                           Rule 424(b)(3)
                                           Registration Statement No. 333-24823
PROSPECTUS
                                    [LOGO]

                          OFFER TO EXCHANGE SHARES OF
          ITS 11 1/4% SERIES A CUMULATIVE EXCHANGEABLE PREFERRED STOCK
                   FOR ANY AND ALL OUTSTANDING SHARES OF ITS
                  EXISTING PREFERRED STOCK (AS DEFINED BELOW)

                            ------------------------

    THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JULY 16, 1997, UNLESS EXTENDED.

    Fairfield Manufacturing Company, Inc., a Delaware corporation (the 'Company'), hereby offers (the 'Exchange Offer'), upon the terms and subject to the conditions set forth in this Prospectus (this 'Prospectus') and the accompanying Letter of Transmittal (the 'Letter of Transmittal') to exchange one share of its 11 1/4% Series A Cumulative Exchangeable Preferred Stock, par value $.01 per share, liquidation preference $1,000.00 per share (the 'New Preferred Stock'), which have been registered under the Securities Act of 1933, as amended (the 'Securities Act'), for each issued and outstanding share of its 11 1/4% Cumulative Exchangeable Preferred Stock, par value $.01 per share, liquidation preference $1,000.00 per share (the 'Existing Preferred Stock'), of which 50,000 shares are outstanding. The Existing Preferred Stock and the New Preferred Stock are sometimes collectively referred to herein as the 'Preferred Stock'. The terms of the New Preferred Stock are identical in all material respects to the terms of the Existing Preferred Stock for which they may be exchanged pursuant to the Exchange Offer except that (i) the shares of New Preferred Stock will have been registered under the Securities Act, and thus will not bear restrictive legends restricting their transfer pursuant to the Securities Act and (ii) holders of New Preferred Stock will not be entitled to registration rights that holders of the Existing Preferred Stock have under the Registration Agreement (as defined) except under limited circumstances.

    Dividends on the New Preferred Stock will accumulate from the last dividend payment date on which dividends were paid on the shares of Existing Preferred Stock surrendered in exchange therefor or, if no dividends have been paid, from the original date of issuance of the Existing Preferred Stock, and will be payable semi-annually commencing September 15, 1997, at a rate per annum of 11 1/4% of the liquidation preference per share. Dividends may be paid, at the Company's option, on any dividend payment date occurring on or prior to March 15, 2002 either in cash or by the issuance of additional shares of New Preferred Stock (including fractional shares) having an aggregate liquidation preference equal to the amount of such dividends (but not less than $1.00). The liquidation preference of the New Preferred Stock will be $1,000 per share. The New Preferred Stock will be redeemable at the Company's option, in whole or in part, at any time on or after March 15, 2002, at the redemption prices set forth herein, plus, without duplication, accumulated and unpaid dividends to the date of redemption. The Company will be required, subject to certain conditions, to redeem all of the New Preferred Stock outstanding on March 15, 2009, at a redemption price equal to 100% of the liquidation preference thereof, plus, without duplication, accumulated and unpaid dividends to the redemption date. Upon the occurrence of a Change of Control (as defined) occurring on or after July 2, 2001, the Company will, only if and only to the extent permitted by any Indebtedness (as defined) of the Company then outstanding, offer to redeem the outstanding shares of New Preferred Stock at a redemption price equal to 101% of the liquidation preference thereof, plus, without duplication, accumulated and unpaid dividends to the redemption date. In addition, upon the occurrence of a Change of Control occurring prior to July 2, 2001, the Company will have the option to offer to redeem the New Preferred Stock, in whole but not in part, at a redemption price equal to 101% of the liquidation preference thereof, plus, without duplication, accumulated and unpaid dividends to the redemption date. If the Company does not make a Change of Control Offer (as defined) upon a Change of Control occurring prior to July 2, 2001, the annual dividend rate on the New Preferred Stock will increase by 4.0% over the then-applicable annual dividend rate.

    The New Preferred Stock is exchangeable at the option of the Company, in whole but not in part, for the Company's Subordinated Exchange Debentures due 2009 (including any such securities paid in lieu of cash interest, as described herein, the 'Exchange Debentures') on any dividend payment date occurring after the earlier of (i) July 2, 2001 and (ii) the date on which all of the Existing Notes (as defined) are redeemed, subject to the satisfaction of certain conditions and provided that such exchange is permitted pursuant to the terms of the Company's Indebtedness then outstanding. Interest on the Exchange Debentures will be payable at a rate of 11 1/4% per annum and will accrue from the date of issuance thereof. Interest on the Exchange Debentures will be payable semi-annually in cash or, at the option of the Company, on or prior to March 15, 2002 in additional Exchange Debentures, in arrears on each March 15 and September 15, commencing on the first such date after the exchange of the Exchange Debentures for the New Preferred Stock. The Exchange Debentures will mature on March 15, 2009 and will be redeemable, at the option of the Company, in whole or in part, on or after March 15, 2002, at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption.

    The New Preferred Stock will rank junior in right of payment upon liquidation to all existing and future Indebtedness of the Company, including, without limitation, Indebtedness under the Credit Agreement (as defined) and Indebtedness in respect of the Existing Notes (as defined). The New Preferred Stock will rank senior in right of payment (with respect to dividend rights and upon liquidation), to the common stock of the Company and will, subject to the terms described herein, rank senior to, on parity with, or junior to, other classes of preferred stock issued by the Company from time to time. The Exchange Debentures will be subordinated to all existing and future Senior Debt (as defined) of the Company and will rank pari passu with or senior to all future Indebtedness of the Company that expressly provides that it ranks pari passu with or junior to the Exchange Debentures, as the case may be. As of December 31, 1996, there would have been $118.0 million of Indebtedness of the Company ranking senior to the New Preferred Stock and the Exchange Debentures.

    The Exchange Offer is not conditioned upon any minimum aggregate liquidation preference of Existing Preferred Stock being tendered or accepted for exchange. The Exchange Offer will expire at 5:00 p.m., New York City time, on July 16, 1997, unless extended by the Company (such date as it may be so extended, the 'Expiration Date'). The date of acceptance for exchange of properly tendered shares of Existing Preferred Stock (the 'Exchange Date') will be the first business day following the Expiration Date. Shares of Existing Preferred Stock tendered pursuant to the Exchange Offer may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date; otherwise such tenders are irrevocable. Shares of New Preferred Stock will be issued in exchange for properly tendered shares of Existing Preferred Stock will be delivered through the facilities of The Depository Trust Company by the Exchange Agent (as defined) promptly after acceptance thereof.

                                                        (Continued on next page)

                            ------------------------

    SEE 'RISK FACTORS' BEGINNING ON PAGE 12 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PURCHASERS OF THE NEW PREFERRED STOCK.

                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
      ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------


                 THE DATE OF THIS PROSPECTUS IS JUNE 13, 1997.

                                  CUSTOM GEAR

   [In this place appears a picture of the Company's custom gear products.]

Fairfield's custom gear products are used in a variety of applications, including those pictured below.

 [In this place appears    [In this place appears    [In this place appears
      a picture of                 a picture of           a picture of
  certain applications       certain applications      certain applications
     of the                       of the                   of the
   Company's custom          Company's custom           Company's custom
   gear products.]             gear products.]            gear products.]

(cover page continued)

     The Existing Preferred Stock was originally issued and sold on March 12, 1997 in a transaction exempt from registration under the Securities Act and resold to certain qualified institutional buyers in reliance on, and subject to the restrictions imposed pursuant to, Rule 144A under the Securities Act (the 'Initial Offering'). Based on interpretations by the Staff of the Securities and Exchange Commission (the 'Commission') as set forth in no-action letters issued to third parties (including Exxon Capital Holding Corp. (available May 13,
1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and K-III Communications Corporation (available May 14, 1993), the Company believes that New Preferred Stock issued pursuant to the Exchange Offer in exchange for Existing Preferred Stock may be offered to resale, resold and otherwise transferred by holders thereof (other than any such holder that is a broker-dealer or an 'affiliate' of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that (a) such New Preferred Stock is acquired in the ordinary course of such holder's business,
(b) at the time of the commencement of the Exchange Offer such holder has no arrangement with any person to participate in a distribution of the New Preferred Stock and (c) such holder is not engaged in, and does not intend to engage in, a distribution of the New Preferred Stock. Holders of the Existing Preferred Stock which, at the time of the commencement of the Exchange Offer, are engaged in, intend to engage in, or have an arrangement to engage in, a distribution of the New Preferred Stock may not rely on the applicable interpretations of the Staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. In addition, since the Commission has not considered the Exchange Offer in the context of a no-action letter, there can be no assurance that the Staff of the Commission would make a similar determination with respect to the Exchange Offer as in such other circumstances. Each holder of Existing Preferred Stock that desires to participate in the Exchange Offer will be required to make certain representations described in 'The Exchange Offer--Terms of the Exchange Offer.'

     Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an 'underwriter' within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Preferred Stock received in exchange for Existing Preferred Stock where such Existing Preferred Stock was acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the date that the Registration Statement relating to the Exchange Offer has been declared effective by the Commission, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. Any holder that cannot rely upon such interpretations must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. See 'The Exchange Offer' and 'Plan of Distribution.'


     The New Preferred Stock will be represented by one or more Global Securities registered in the name of a nominee of The Depository Trust Company, as Depositary. Beneficial interest in the Global Securities will be shown on, and transfers will be effected only through, records maintained by the Depositary and its participants. See 'Description of New Preferred Stock and Exchange Debentures--Book-Entry, Delivery and Form.'

     There has not previously been any public market for the New Preferred Stock or the Exchange Debentures. The Company does not intend to list the New Preferred Stock or the Exchange Debentures on any securities exchange or to seek approval for quotation through any automated quotation system. There can be no assurance that an active market for the New Preferred Stock or the Exchange Debentures will develop. See 'Risk Factors--Lack of Established Market for the New Preferred Stock and the Exchange Debentures.' Moreover, to the extent that shares of Existing Preferred Stock are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered, and tendered but unaccepted, shares of Existing Preferred Stock could be adversely affected. Following consummation of the Exchange Offer, the holders of the Existing Preferred Stock will continue to be subject to the existing restrictions or transfer thereof and the Company will have no further obligation to such holders to provide for the registration under the Securities Act of the Existing Preferred Stock except under certain limited circumstances. See 'Exchange Offer--Consequences of Failure to Exchange.'

     The Company will not receive any proceeds from the Exchange Offer. The Company has agreed to pay the expenses of the Exchange Offer, other than certain commissions, if any, relating to a holder's disposition of its shares of Existing Preferred Stock in connection with the Exchange Offer. No dealer manager is being utilized in connection with the Exchange Offer.

     THE EXCHANGE OFFER IS NOT BEING MADE, NOR WILL THE COMPANY ACCEPT SURRENDER FOR EXCHANGE FROM, HOLDERS OF SHARES OF EXISTING PREFERRED STOCK IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES AND BLUE SKY LAWS OF SUCH JURISDICTION.

                            ------------------------

                        FOR NEW HAMPSHIRE RESIDENTS ONLY

     NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.


                             AVAILABLE INFORMATION
     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and, in accordance therewith, files reports and other information with the Commission. Such reports and other information can be inspected and copied at the principal office of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the Commission: Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates and such material is contained on the worldwide web site maintained by the Commission at http://www.sec.gov.
     The Company has filed with the Commission a Registration Statement under the Securities Act, with respect to the New Preferred Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information included or incorporated by reference in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus or in any document incorporated herein or therein as to the contents of any contract or other document referred to herein or therein and filed as an exhibit to, or incorporated by reference in, the Registration Statement are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to, or incorporated by reference in, the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the New Preferred Stock, reference is hereby made to the Registration Statement and the exhibits and schedules thereto.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1996 and the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 1997, which were previously filed with the Commission pursuant to the Exchange Act (File No.33-62598), are incorporated herein by reference.
     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Exchange Offer shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (NOT INCLUDING EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS), ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST DIRECTED TO: VICE PRESIDENT-FINANCE, FAIRFIELD MANUFACTURING COMPANY, INC., U.S. ROUTE 52 SOUTH, LAFAYETTE, INDIANA 47905 (TELEPHONE: (765) 474-3474).

                               TABLE OF CONTENTS

                                                                                                              PAGE
                                                                                                              NO.
                                                                                                              ----
Available Information......................................................................................    ii
Incorporation of Certain Documents by Reference............................................................    ii
Prospectus Summary.........................................................................................     1
  The Company..............................................................................................     1
  Use of Proceeds..........................................................................................     2
  The Exchange Offer.......................................................................................     3
  Summary of Terms of New Preferred Stock..................................................................     6
Risk Factors...............................................................................................    12
  Leverage.................................................................................................    12
  Limitation on Ability to Pay Dividends...................................................................    12
  Ranking of the New Preferred Stock; Subordination of Exchange Debentures.................................    13
  Restrictions Imposed by Terms of Indebtedness............................................................    13
  Controlling Stockholders.................................................................................    14
  Fraudulent Conveyance....................................................................................    14
  Change of Control........................................................................................    14
  Lack of Established Market for the New Preferred Stock and the Exchange Debentures.......................    15
  Proposed Tax Law Changes.................................................................................    15
  Susceptibility to General Economic Conditions............................................................    15
  Labor Relations..........................................................................................    15
  Competition..............................................................................................    16
  Environmental Regulation.................................................................................    16
  Certain Tax Considerations...............................................................................    16
Use of Proceeds............................................................................................    17
Capitalization.............................................................................................    17
Selected Historical and Pro Forma Combined Financial Data..................................................    18
Management's Discussion and Analysis of Financial Condition and Results of Operations......................    20
Business...................................................................................................    24
Management.................................................................................................    29
Ownership of Capital Stock.................................................................................    33
Related Transactions.......................................................................................    34
Description of Existing Indebtedness.......................................................................    35
Description of Capital Stock...............................................................................    39
The Exchange Offer.........................................................................................    40
Description of New Preferred Stock and Exchange Debentures.................................................    46
Certain Federal Income Tax Considerations..................................................................    79
Plan of Distribution.......................................................................................    85
Legal Matters..............................................................................................    86
Experts....................................................................................................    86
Index to Consolidated Financial Statements.................................................................   F-1

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the related notes, appearing elsewhere in this Prospectus.

                                  THE COMPANY

     The Company believes that it is the leading independent manufacturer (based on sales) of high precision custom gears and planetary gear systems in North America, with an estimated market share in each of the custom gear and planetary gear system markets of more than two times that of its nearest competitors. The majority of the Company's custom gears and planetary gear systems are used by original equipment manufacturers ('OEMs') as components in various kinds of heavy mobile equipment. The Company's customers include such industry leaders as General Electric, John Deere, Caterpillar and General Motors. For the year ended December 31, 1996, the Company had net sales and EBITDA of $195.2 million and $32.0 million, respectively.

     Custom gears, which accounted for $112.3 million, or 57.5%, of the Company's 1996 net sales, are components of larger systems such as axles, drive differentials and transmission units. The Company's custom gear customers consist principally of OEMs of rail (such as locomotives), mining, agricultural (such as tractors and specialty harvesting equipment), industrial, construction and materials-handling equipment, for many of whom the Company is the sole independent supplier of selected gear products.

     Planetary gear systems, which accounted for $82.9 million, or 42.5%, of the Company's 1996 net sales, are integrated, self-contained power transmission and torque conversion systems that provide propulsion, swing and/or rotation to wheels, axles and other components in applications where the use of axles would otherwise present design difficulties. The Company markets its planetary gear systems under its Torque-Hub(Registered) name. The Company believes that, as a result of the performance history and reputation for quality of the Company's Torque-Hub(Registered) products, the Torque-Hub(Registered) name has become closely identified with planetary gear systems. Customers for the Company's Torque-Hub(Registered) products include OEMs of access platform (such as aerial-lift), road rehabilitation (such as pavers and road rollers), construction (such as excavators), forestry and agricultural (such as crop sprayers) equipment.

     The Company has been certified as a 'preferred supplier' (based on systems compliance and on-site inspections) by all of its major customers that have certification procedures, including General Motors, General Electric, John Deere, Caterpillar and Ingersoll-Rand. The Company has also been certified as meeting 'ISO-9001' standards, which are increasingly being used by OEMs in lieu of individual certification procedures. In addition, the Company expects to receive 'QS-9000' certification by the end of 1997, which is the level of certification expected to be required by automotive OEMs beginning in 1998. The Company believes that certification provides it with a competitive advantage because a number of OEMs require certification as a condition to doing business.


     The Company believes that its strong market position in the custom gear and planetary gear systems markets is the result of its (i) breadth and quality of product offerings, (ii) longstanding relationships (in many cases of 20 years or more) with its major custom gear and planetary gear system customers, (iii) state-of-the-art engineering and manufacturing technology, including its in-house heat treating facilities, computer-aided design and manufacturing systems and computer numerically-controlled machine tools and gear grinders,
(iv) ability to deliver products within short lead times, (v) cost competitiveness, (vi) experienced engineering staff, which, together with the Company's sales force, works closely with customers in designing and developing products to meet customers' needs and (vii) stable, knowledgeable sales force, many of whose members have engineering degrees and have worked with the same customers for many years. In addition, the Company believes that its management team, which has an average of over 25 years of experience in general manufacturing, will be instrumental in further strengthening the Company's market position.

     The Company's principal executive office is located at U.S. Route 52 South, Lafayette, Indiana 47905 (Telephone: (765) 474-3474).

BUSINESS STRATEGY

     Management intends to strengthen the Company's position as the leading independent supplier of custom gears and planetary gear systems by implementing a business strategy based on the following elements:

o Taking Advantage of Industry Trends. The Company seeks to increase its revenues and market share by taking advantage of industry trends, including:
   (i) the trend among captive gear manufacturers (OEMs who produce gears in-house for use in their own products) to 'outsource,' or purchase portions of their gear requirements from independent manufacturers such as the Company, rather than manufacture such products in-house; (ii) the trend among OEMs to develop sourcing relationships with their suppliers, whereby an OEM purchases all of its supply requirements within selected product lines from a single manufacturer like the Company; and (iii) the trend among OEMs to purchase complete gear assemblies or systems rather than individual gear products. The Company believes that these trends are driven by OEMs' desire to reduce their production and supply costs and focus on their core competencies.

   The Company has taken advantage of these industry trends to date. For example, the Company receives orders from a number of captive gear manufacturers, such as those of General Motors, General Electric and John Deere, with respect to certain gear products that such OEMs previously produced in-house. In addition, the Company has established sole sourcing relationships with many of its major customers with respect to selected gear products. The Company has also experienced growth in its sales of complete gear assemblies and systems, particularly to manufacturers of agricultural and heavy-duty equipment. The Company believes that it is well-positioned to continue to take advantage of these industry trends as a result of its broad product offerings, large manufacturing capacity, sophisticated manufacturing and design capabilities and established reputation for producing high quality custom gear and planetary gear system products.

o Reducing Lead Times. The Company believes that reducing lead times has been, and will continue to be, a key competitive factor in the gear manufacturing industry. The Company has reduced average manufacturing cycle times through the manufacturing process from 50 days in 1995 to 32 days at the end of 1996. Work-in-process inventory has also been reduced by 26.5% during this same period. These reductions are the result of manufacturing improvements and inventory controls implemented by management, including reduction in lot sizes and the installation of new, more efficient machinery. The Company is seeking to reduce lead times further by installing an enhanced computer program designed to improve customer order scheduling and inventory management.

o Continuing Cost Control Efforts. The Company will continue to be dedicated to remaining price competitive and minimizing production costs. The Company believes that it has already significantly lowered its operating costs by reorganizing the physical layout of its manufacturing work space, installing new, more efficient machinery and improving its employee training programs. The Company is seeking to reduce costs further through various purchasing initiatives (including worldwide sourcing, consolidation of the supplier base and long-term supply agreements) and by reducing set-up times and scrap.

o Improving Manufacturing Capabilities. The Company believes that its broad-based, integrated manufacturing capabilities, including its state-of-the-art heat treating facilities, computer-aided design and manufacturing systems and computer numerically machine tools and gear grinders, provide it with a distinct competitive advantage. Over the past three years, the Company invested $34.2 million in capital equipment, of which $23.7 million was used to purchase new equipment and maintain and upgrade existing equipment. The Company believes that its manufacturing capacity is substantially larger than that of its independent competitors, enabling it to accommodate large orders. The Company plans to continue to selectively make capital investments which will improve its manufacturing processes.

o Introducing New Products and Applications. The Company is currently in the process of developing, testing and marketing a number of new products and new applications for existing products in an effort to increase revenues, operating margins and market share. Historically, the Company's planetary gear system business has generated most of the Company's new products and new product applications. New products and new product applications accounted for 22.3% of the Company's planetary gear system business in 1996, as compared to 5.7% in 1992. The Company intends to broaden its new custom gear product applications and is currently developing a number of such applications including: differentials for off-highway trucks and on-highway automotive, industrial and commercial vehicles; transmissions; and aerospace gearing.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the Exchange Offer. The net proceeds of the Initial Offering (approximately $47.7 million) were used to fund a dividend to Lancer Industries Inc. ('Lancer'), the Company's parent and the owner of 100% of the common stock of the Company. The proceeds received by Lancer in the form of the dividend were used to redeem approximately $47.7 million aggregate liquidation preference of Lancer's Series C Preferred Stock (the 'Lancer Preferred Stock'). At December 31, 1996, the aggregate liquidation preference of the Lancer Preferred Stock was approximately $53 million. See 'Use of Proceeds' and 'Related Transactions.'

                               THE EXCHANGE OFFER

Registration Agreement....................  The Existing Preferred Stock was issued on March 12, 1997 (the 'Issue
                                            Date') to the initial purchaser (the 'Initial Purchaser') of the
                                            Existing Preferred Stock. The Initial Purchaser resold the Existing
                                            Preferred Stock to certain qualified institutional buyers in reliance on, and subject to the restrictions imposed pursuant to, Rule 144A of the Securities Act. In connection therewith, the Company and the
                                            Initial Purchaser entered into the Share Registration Rights
                                            Agreement, dated as of March 12, 1997 (the 'Registration Agreement'), providing for, among other things, the Exchange Offer. See 'The
                                            Exchange Offer.'

The Exchange Offer........................  New Preferred Stock is being offered in exchange for an equal liquidation preference of Existing Preferred Stock accepted in the
                                            Exchange Offer. As of the date hereof, $50,000,000 aggregate liquidation preference of Existing Preferred Stock is outstanding.
                                            Existing Preferred Stock may be tendered only in integral multiples of $1,000.

Resale of New Preferred Stock.............  Based on interpretations by the Staff of the Commission as set forth in no-action letters issued to third parties (including Exxon Capital
                                            Holding Corp. (available May 13, 1988), Morgan Stanley & Co.
                                            Incorporated (available June 5, 1991) and K-III Communications
                                            Corporation (available May 14, 1993), the Company believes that the
                                            New Preferred Stock issued pursuant to the Exchange Offer may be offered for resale, resold or otherwise transferred by any holder thereof (other than any such holder that is a broker-dealer or an
                                            'affiliate' of the Company within the meaning of Rule 405 under the
                                            Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that
                                            (i) such New Preferred Stock is acquired in the ordinary course of such holder's business, (ii) at the time of the commencement of the
                                            Exchange Offer such holder has no arrangement with any person to participate in a distribution of the New Preferred Stock and (iii)
                                            such holder is not engaged in, and does not intend to engage, in a distribution of the New Preferred Stock. By tendering Existing
                                            Preferred Stock in exchange for New Preferred Stock, each holder will represent to the Company that: (i) it is not such an affiliate of the
                                            Company, (ii) any New Preferred Stock to be received by it will be acquired in the ordinary course of such holder's business and (iii)
                                            at the time of the commencement of the Exchange Offer it had no arrangement with any person to participate in a distribution of the
                                            New Preferred Stock and, if such holder is not a broker-dealer, it is not engaged in, and does not intend to engage in, a distribution of
                                            New Preferred Stock. If a holder of Existing Preferred Stock is unable to make the foregoing representations (i.e., if a holder of the Existing Preferred Stock, at the time of the commencement of the
                                            Exchange Offer, is engaged in, intends to engage in, or has an arrangement to engage in, a distribution of the New Preferred Stock),

                                            such holder may not rely on the applicable interpretations of the
                                            Staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.

                                            Each broker-dealer that receives New Preferred Stock for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New
                                            Preferred Stock. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an 'underwriter' within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Preferred Stock where such Existing
                                            Preferred Stock was acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, starting on the Expiration Date and ending on the close of business 180 days after the date the Registration Statement relating to the Exchange Offer has become effective (the 'Effective
                                            Date'), it will make this Prospectus available to any participating broker-dealer for use in connection with any such resale. See 'Plan of Distribution.'

                                            To comply with the securities laws of certain jurisdictions, it may be necessary to qualify for sale or register the New Preferred Stock prior to offering or selling such New Preferred Stock. The Company has agreed, pursuant to the Registration Agreement and subject to certain specified limitations therein, to register or qualify the New
                                            Preferred Stock for offer or sale under the securities or 'blue sky'
                                            laws of such jurisdictions as may be necessary to permit the holders of New Preferred Stock to trade the New Preferred Stock without any material restrictions or limitations under the securities laws of the several states of the United States.

Consequences of Failure to
  Exchange Existing Preferred Stock.......  Upon consummation of the Exchange Offer, subject to certain limited exceptions, holders of Existing Preferred Stock who do not exchange their Existing Preferred Stock for New Preferred Stock in the
                                            Exchange Offer will no longer be entitled to registration rights under the Registration Agreement and will not be able to offer or sell their Existing Preferred Stock, unless such Existing Preferred
                                            Stock is subsequently registered under the Securities Act (which, subject to certain limited exceptions, the Company will have no obligation to do), except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. See 'The Exchange Offer--Terms of the Exchange

                                            Offer' and '--Consequences of Failure to Exchange.'

Expiration Date...........................  5:00 p.m., New York City time, on July 16, 1997 (30 calendar days following the commencement of the Exchange Offer), unless the
                                            Exchange Offer is extended, in which case the term 'Expiration Date'
                                            means the latest date and time to which the Exchange Offer is extended.

Dividends on the New Preferred Stock......  The New Preferred Stock will accumulate dividends at a rate of
                                            11 1/4% per annum from the last dividend payment date on which dividends were paid on the shares of Existing Preferred Stock surrendered in exchange therefor or, if no dividends have been paid, from the Issue Date. Dividends on the New Preferred Stock are payable on March 15 and September 15 of each year, commencing on September
                                            15, 1997.

Conditions to the Exchange Offer            The Exchange Offer is not conditioned upon any minimum principal amount of Existing Preferred Stock being tendered for exchange.
                                            However, the Exchange Offer is subject to certain customary conditions, which may be waived by the Company. See 'The Exchange
                                            Offer--Conditions.' Except for the requirements of applicable federal and state securities laws, there are no federal or state regulatory requirements to be complied with or obtained by the Company in connection with the Exchange Offer.

Procedures for Tendering Existing
  Preferred Stock.........................  Each holder of Existing Preferred Stock wishing to accept the
                                            Exchange Offer must complete, sign and date the Letter of
                                            Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with any other required documentation to the Exchange Agent (as defined herein) at the address set forth herein and effect a tender of
                                            Existing Preferred Stock pursuant to the procedures for book-entry transfer as provided for herein. See 'The Exchange Offer--Procedures for Tendering' and '--Book Entry Transfer.'

Guaranteed Delivery Procedures............  Holders of Existing Preferred Stock who wish to tender their Existing
                                            Preferred Stock and who cannot deliver their Existing Preferred Stock and a properly completed Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date may tender their Existing Preferred Stock according to the guaranteed delivery procedures set forth in 'The
                                            Exchange Offer--Guaranteed Delivery Procedures.'

Withdrawal Rights.........................  Tenders of Existing Preferred Stock may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. To withdraw a tender of Existing Preferred Stock, a written or facsimile transmission notice of withdrawal must be received by the Exchange
                                            Agent at its address set forth herein under 'The Exchange Offer--
                                            Exchange Agent' prior to 5:00 p.m., New York City time, on the
                                            Expiration Date.

Acceptance of Existing Preferred Stock
  and Delivery of New Preferred
  Stock...................................  Subject to certain conditions, any and all shares of Existing
                                            Preferred Stock that are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date will be accepted for exchange. The New Preferred Stock issued pursuant to the Exchange Offer will be delivered promptly following the
                                            Expiration Date. See 'The Exchange Offer--Terms of the Exchange
                                            Offer.'

Certain U.S. Tax Consequences.............  The exchange of Existing Preferred Stock for New Preferred Stock should not constitute a taxable exchange for U.S. federal income tax purposes. See 'Certain Federal Income Tax Considerations.'

Exchange Agent............................  United States Trust Company of New York is serving as exchange agent
                                            (the 'Exchange Agent') in connection with the Exchange Offer.

Fees and Expenses.........................  All expenses incident to the Company's consummation of the Exchange
                                            Offer and compliance with the Registration Agreement will be borne by the Company, other than certain commissions, if any, relating to a holder's disposition of its shares of Existing Preferred Stock in connection with the Exchange Offer. See 'The Exchange Offer--Fees and
                                            Expenses.'

Use of Proceeds...........................  There will be no cash proceeds payable to the Company from the issuance of the New Preferred Stock pursuant to the Exchange Offer.
                                            The proceeds from the sale of the Existing Preferred Stock were used to fund a dividend to Lancer, which dividend was in turn used by
                                            Lancer to redeem approximately $47.7 aggregate liquidation preference of the Lancer Preferred Stock. See 'Use of Proceeds' and 'Related
                                            Transactions.'

                    SUMMARY OF TERMS OF NEW PREFERRED STOCK

     The Exchange Offer relates to the exchange of up to $50,000,000 aggregate liquidation preference of Existing Preferred Stock for an equal aggregate liquidation preference of New Preferred Stock. Shares of New Preferred Stock will be entitled to the benefits of a Certificate of Designation, the form and terms of which are identical in all material respects to the form and terms of the Certificate of Designation governing the Existing Preferred Stock, except that (i) the shares of New Preferred Stock will have been registered under the Securities Act, and thus will not bear restrictive legends restricting their transfer pursuant to the Securities Act and (ii) holders of New Preferred Stock will not be entitled to registration rights that holders of the Existing Preferred Stock have under the Registration Agreement except under limited circumstances. See 'Description of New Preferred Stock and Exchange Debentures.'


Liquidation Preference....................  $1,000 per share, plus accumulated and unpaid dividends.

Optional Redemption.......................  The New Preferred Stock is redeemable, at the option of the Company, in whole or in part, at any time on or after March 15, 2002, at the redemption prices set forth herein, plus, without duplication, accumulated and unpaid dividends to the date of redemption.

Mandatory Redemption......................  The Company is required, subject to certain conditions, to redeem all of the New Preferred Stock outstanding on March 15, 2009, at a redemption price equal to 100% of the liquidation preference thereof, plus, without duplication, accumulated and unpaid dividends to the date of redemption.

Dividends.................................  The New Preferred Stock will pay dividends at a rate equal to 11 1/4%
                                            per annum of the liquidation preference per share, payable semi-
                                            annually beginning September 15, 1997 and accumulating from the last dividend payment date on which dividends were paid on the shares of
                                            Existing Preferred Stock surrendered in exchange therefor or, if no dividends have been paid, from the Issue Date. The Company may, at its option, pay dividends on any dividend payment date occurring on or before March 15, 2002 either in cash or by the issuance of additional shares of New Preferred Stock (including fractional shares) having an aggregate liquidation preference equal to the amount of such dividends (but not less than $1.00). See 'Risk
                                            Factors--Certain Tax Considerations' and 'Certain Federal Income Tax
                                            Considerations--Distributions on the New Preferred Stock.'

Dividend Payment Dates....................  March 15 and September 15, commencing September 15, 1997.

Voting....................................  The New Preferred Stock will be non-voting, except as otherwise required by law and except in certain circumstances described herein, including (i) amending certain rights of the holders of the New
                                            Preferred Stock and (ii) the issuance of any class of equity securities that ranks on a parity with or senior to the New Preferred
                                            Stock. In addition, if the Company fails (i) to pay dividends after

                                            March 15, 2002, in respect of three or more semi-annual dividend periods (whether or not consecutive), (ii) to make a mandatory redemption or a Change of Control Offer in the event of a Change of
                                            Control occurring on or after July 2, 2001, or (iii) to comply with certain covenants or fails to make certain payments on its
                                            Indebtedness, holders of a majority of the outstanding shares of New
                                            Preferred Stock, voting as a class, will be entitled to elect the lesser of two directors or that number of directors constituting at least 25% of the Company's board of directors (the 'Board of
                                            Directors'). See 'Description of New Preferred Stock and Exchange
                                            Debentures--The New Preferred Stock--Voting Rights.'

Exchange Provisions.......................  The New Preferred Stock will be exchangeable at the option of the
                                            Company, in whole but not in part, for the Exchange Debentures on any scheduled dividend payment date occurring after the earlier of (i)
                                            July 2, 2001 and (ii) the date on which all of the Existing Notes are redeemed, subject to the satisfaction of certain conditions and provided that such exchange is permitted pursuant to the terms of the
                                            Company's Indebtedness then outstanding.

Ranking...................................  The New Preferred Stock will rank senior in right of payment (with respect to dividend rights and upon liquidation) to the common stock of the Company and will, subject to the terms described herein, rank senior to, on parity with, or junior to, other classes of preferred stock issued by the Company from time to time. The New Preferred
                                            Stock will rank junior in right of payment upon liquidation to all existing and future Indebtedness of the Company, including, without limitation, Indebtedness under the Credit Agreement and Indebtedness in respect of the Existing Notes. As of December 31, 1996 and March
                                            31, 1997, there would have been $118.0 million and approximately
                                            $114.3 million, respectively of Indebtedness of the Company ranking senior to the New Preferred Stock.

Change of Control.........................  In the event of a Change of Control occurring on or after July 2,
                                            2001, only if and only to the extent permitted by any other
                                            Indebtedness of the Company then outstanding, the Company will offer to redeem the outstanding shares of New Preferred Stock at a redemption price equal to 101% of the liquidation preference thereof, plus, without duplication, accumulated and unpaid dividends to the date of purchase. In addition, upon the occurrence of a Change of
                                            Control occurring prior to July 2, 2001, the Company will have the option to offer to redeem the New Preferred Stock, in whole but not in part, at a redemption price equal to 101% of the liquidation preference thereof, plus, without duplication, accumulated and unpaid dividends to the date of purchase. If a Change of Control occurs prior to July 2, 2001 and the Company fails to make an offer to redeem the New Preferred Stock, the annual dividend rate on the New
                                            Preferred Stock will increase by 4.0% over the then-applicable annual dividend rate. There can be no assurance

                                            that the Company would be permitted to purchase the New Preferred
                                            Stock upon a Change of Control, that the Company would have sufficient funds for any such purchase or that the Company would be able to obtain financing for any such purchase on favorable terms, if at all. See 'Risk Factors--Change of Control' and 'Description of New
                                            Preferred Stock and Exchange Debentures--The New Preferred
                                            Stock--Change of Control.'

Certain Restrictive Provisions............  The Certificate of Designation governing the New Preferred Stock will contain restrictive provisions that, among other things, limit the ability of the Company and its subsidiaries to incur additional
                                            Indebtedness, pay dividends or make certain other restricted payments, enter into transactions with affiliates, merge or consolidate with or sell all or substantially all of their assets to any other person or issue additional preferred stock that ranks on a parity with or senior to the New Preferred Stock. See 'Description of
                                            New Preferred Stock and Exchange Debentures--The New Preferred
                                            Stock--Certain Covenants.' These restrictive provisions have a number of important exceptions, including with respect to the New Equity
                                            Incentive Plan (as defined) for senior management. See
                                            'Management--New Equity Incentive Plan.'

THE EXCHANGE DEBENTURES

Issue.....................................  11 1/4% Subordinated Exchange Debentures due 2009 issuable in exchange for the New Preferred Stock in an aggregate principal amount equal to the liquidation preference of the New Preferred Stock, plus, without duplication, accumulated and unpaid dividends to the date fixed for the exchange thereof (the 'Exchange Date'), plus any additional Exchange Debentures issued from time to time in lieu of cash interest.

Maturity..................................  March 15, 2009.

Interest Rate and Payment Dates...........  The Exchange Debentures will bear interest at a rate of 11 1/4% per annum. Interest will accrue from the most recent interest payment date to which interest has been paid or provided for or, if no interest has been paid or provided for, from the Exchange Date.
                                            Interest will be payable semi-annually in cash (or, at the option of the Company, on or prior to March 15, 2002, in additional Exchange
                                            Debentures in an aggregate principal amount equal to the amount at such interest payment (including, in the case of interest payments or portions thereof of less than $1,000.00 but greater than $1.00, by issuing Exchange Debentures of less than $1,000.00) in arrears on each March 15 and September 15, commencing with the first such date after the Exchange Date. See 'Risk Factors--Certain Tax
                                            Considerations' and 'Certain Federal Income Tax Considerations--
                                            Taxation of Stated Interest and Original Issue Discount on Exchange
                                            Debentures.'


Optional Redemption.......................  The Exchange Debentures are redeemable, at the option of the Company, in whole or in part, at any time on or after March 15, 2002 at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption.

Ranking...................................  The Exchange Debentures will be unsecured subordinated obligations of the Company, subordinated to all existing and future Senior Debt of the Company, including, without limitation, Indebtedness under the
                                            Credit Agreement. In addition, the Exchange Debentures will be effectively subordinated to all existing and future Indebtedness of the Company's subsidiaries. The Exchange Debentures will rank pari passu or senior to any class or series of Indebtedness that expressly provides that it ranks pari passu or subordinate to the Exchange
                                            Debentures, as the case may be. As of December 31, 1996, there would have been $118.0 million of Indebtedness of the Company ranking senior to the Exchange Debentures.

Change of Control.........................  In the event of a Change of Control occurring on or after July 2,
                                            2001, only if and to the extent permitted by any Senior Debt of the
                                            Company then outstanding, the Company will offer to redeem all outstanding Exchange Debentures at a redemption price equal to 101%
                                            of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. In addition, upon the occurrence of a Change of
                                            Control occurring prior to July 2, 2001, the Company will have the option to offer to redeem the Exchange Debentures, in whole but not in part, at a redemption price equal to 101% of the principal amount thereof, plus, without duplication, accrued and unpaid interest to the date of purchase. If a Change of Control occurs prior to July 2,
                                            2001 and the Company fails to make an offer to redeem the Exchange
                                            Debentures in accordance with the terms of the Indenture governing the Exchange Debentures (the 'Exchange Indenture'), the annual interest rate on the Exchange Debentures will increase by 4.0% over the then-applicable interest rate. There can be no assurance that the
                                            Company would be permitted to purchase the Exchange Debentures upon a
                                            Change of Control, that the Company would have sufficient funds for any such purchase or that the Company would be able to obtain financing for any such purchase on favorable terms, if at all. See
                                            'Risk Factors--Change of Control' and 'Description of New Preferred
                                            Stock and Exchange Debentures--The Exchange Debentures--Change of
                                            Control.'

Certain Covenants.........................  The Exchange Indenture will contain certain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur additional Indebtedness, pay dividends or make certain other restricted payments, sell assets, enter into certain transactions with affiliates, merge or consolidate with or sell all or
                                            substantially all of their assets to any other person or, in the case of the Company's subsidiaries, to issue preferred stock or become guarantors. See 'Description of New Preferred Stock and Exchange
                                            Debentures--The Exchange Debentures--Certain Covenants.' These
                                            covenants have a number of important exceptions, including with respect to the New Equity Incentive Plan for senior management. See
                                            'Management--New Equity Incentive Plan.'

                                  RISK FACTORS

     Prospective purchasers of the New Preferred Stock should carefully consider all of the information set forth in this Prospectus and, in particular, should evaluate the specific factors under 'Risk Factors' for risks involved with an investment in the New Preferred Stock.

            SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

     The following summary historical financial information for the Company for the five years ended December 31, 1996 has been derived from the audited consolidated financial information for the Company for such periods. The information for the three-month periods ended March 31, 1996 and March 31, 1997 is unaudited, but in the opinion of the Company reflects all adjustments necessary for a fair presentation of such data. The results of operations for the three-month period ended March 31, 1997 are not necessarily indicative of results of operations for the 1997 fiscal year. The following summary financial data should be read in conjunction with 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Consolidated Financial Statements and the notes thereto of the Company which are contained elsewhere in this Prospectus.

                                                                                                THREE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                        MARCH 31,
                                       ------------------------------------------------------   -------------------
                                         1992       1993       1994       1995        1996        1996       1997
                                       --------   --------   --------   ---------   ---------   --------   --------
                                                       (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Net sales............................  $108,613   $124,779   $150,689   $ 192,111   $ 195,205   $ 51,340   $ 49,235
Cost of sales........................    90,583    103,603    123,092     151,890     158,668     41,675     39,852
Selling, general and administrative
  expenses...........................    12,451     12,323     15,924      14,759      16,868      4,038      4,218
                                       --------   --------   --------   ---------   ---------   --------   --------
Operating income.....................     5,579      8,853     11,673      25,462      19,669      5,627      5,165
Interest expense, net................    11,493     11,345     12,377      12,905      11,930      3,070      3,231
Other expense, net...................       136        227        199         127          90         21         20
                                       --------   --------   --------   ---------   ---------   --------   --------
Income (loss) before income taxes,
  extraordinary item and cumulative
  effect of change in accounting
  principle..........................    (6,050)    (2,719)      (903)     12,430       7,649      2,536      1,914
Provision (benefit) for income
  taxes..............................    (1,898)      (935)      (164)      5,520       3,730        983        940
                                       --------   --------   --------   ---------   ---------   --------   --------
Income (loss) before extraordinary
  item and cumulative effect of
  change in accounting principle.....    (4,152)    (1,784)      (739)      6,910       3,919      1,553        974
Extraordinary loss on early
  extinguishment of debt,
  net of tax(1)......................        --     (4,455)        --          --          --         --         --
Cumulative effect of change in
  accounting principle, net of
  tax(2).............................        --     (4,625)    (1,554)         --          --         --         --
                                       --------   --------   --------   ---------   ---------   --------   --------
Net income (loss)....................  $ (4,152)  $(10,864)  $ (2,293)  $   6,910   $   3,919   $  1,553   $    974

                                       --------   --------   --------   ---------   ---------   --------   --------
                                       --------   --------   --------   ---------   ---------   --------   --------
OTHER DATA:
EBITDA(3)............................  $ 17,774   $ 19,475   $ 22,621   $  36,971   $  32,016   $  8,769   $  8,349
Depreciation.........................    10,724      9,242      9,540      10,027      10,830      2,763      2,803
Amortization(4)......................     3,037      2,604      2,310       2,245       2,277        400        401
Cash interest expense, net(5)........    10,063     10,348     11,674      12,269      11,260      2,915      3,060
Capital expenditures.................     3,151      4,145      9,164      15,090       9,986      2,984      2,081
CASH FLOW FROM:
Operations...........................  $  8,324   $  1,611   $  9,590   $  13,856   $  23,174   $  7,330   $   (299)
Investing............................    (3,151)    (4,073)    (9,164)    (11,645)     (7,720)    (2,681)      (486)
Financing............................    (3,939)     4,615     (5,434)        663     (13,593)    (8,871)    (3,686)

                                                             PRO FORMA(6)
                                                ---------------------------------------
                                                   YEAR ENDED        THREE MONTHS ENDED
                                                DECEMBER 31, 1996      MARCH 31, 1997
                                                -----------------    ------------------
EBITDA.......................................        $32,016               $8,349
Preferred stock dividends(7).................          5,625                1,406
Ratio of EBITDA to cash interest expense,
  net(8).....................................            2.8x                 2.7x
Ratio of EBITDA to cash interest expense, net
  and preferred stock dividends(9)...........            1.9x                 1.9x

                                                                    AS OF DECEMBER 31, 1996
                                                                    ------------------------
                                                                     ACTUAL     ADJUSTED(10)     AS OF MARCH 31, 1997
                                                                    --------    ------------    -----------------------
BALANCE SHEET DATA:
Working capital..................................................   $ 12,123      $ 12,080             $   9,530
Total assets.....................................................    176,370       176,327               173,808
Long-term debt (including current maturities)....................    118,000       118,000               114,250
Redeemable preferred stock.......................................         --        47,700                47,707
Stockholder's equity (deficit)...................................     (4,570)      (52,313)              (51,230)

                                                                                  (see footnotes on the following page)

       NOTES TO SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

 (1) During 1993, the Company recorded an extraordinary loss of $4.5 million,

     net of tax, relating to the early extinguishment, and refinancing of, the outstanding debt at June 30, 1993.

 (2) During 1993, the Company recorded a one-time non-cash charge of $4.6 million, net of tax, relating to the cumulative effect of adopting Statement of Financial Accounting Standard No. 106, 'Employers Accounting for Postretirement Benefits Other Than Pensions.' During 1994, the Company recorded a one-time non-cash charge of $1.6 million, net of tax, relating to the cumulative effect of adopting Statement of Financial Accounting Standard No. 112, 'Employers Accounting for Postemployment Benefits.'

 (3) EBITDA represents income (loss) before income taxes, extraordinary item and cumulative effect of a change in accounting principle, interest expense, net, depreciation and amortization. Although EBITDA is not a measure of performance under generally accepted accounting principles, the Company has presented EBITDA because it is commonly used by investors and analysts to analyze and compare companies on the basis of operating performance and to determine a company's ability to service debt. Nevertheless, EBITDA should not be considered in isolation or as a substitute for income from operations, net income, cash flow from operating activities or any other measure under generally accepted accounting principles for determining the Company's operating performance, financial position and cash flows. In addition, since companies and analysts may measure EBITDA in different ways, the Company's EBITDA figures may not be comparable to similarly-titled measures employed by other companies and analysts.

 (4) Includes the amortization of deferred financing costs and the amortization of the excess of investment over net assets acquired.

 (5) Cash interest expense, net includes interest income, but excludes amortization of deferred financing costs of $1.4 million for fiscal 1992, $1.0 million for fiscal 1993, $0.7 million for fiscal 1994, $0.6 million for fiscal 1995, $0.2 million for the three months ended March 31, 1996, $0.7 million for fiscal 1996 and $0.2 million for the three months ended March 31, 1997.

 (6) Pro forma giving effect to the Initial Offering as if such event had occurred on January 1, 1996.

 (7) Dividends on the New Preferred Stock based on a dividend rate of 11 1/4% per annum, payable semi-annually.

 (8) The Company has presented the ratio of the Company's EBITDA to its net cash interest expense because this ratio is commonly used by investors and analysts to analyze and compare companies on the basis of their ability to meet their debt service obligations. This ratio should not be considered in isolation or as a substitute for income from operations, net income, cash flow from operating activities or any other measures under generally accepted accounting principles for determining the Company's ability to meet its debt service obligations. In addition, since companies and analysts may measure this ratio in different ways, the Company's ratio may not be comparable to similarly-titled measures employed by other companies and analysts.


 (9) The Company has presented the ratio of the Company's EBITDA to its net cash interest expense and preferred stock dividends because this ratio is commonly used by investors and analysts to analyze and compare companies on the basis of their ability to meet their debt service and preferred stock dividend obligations. This ratio should not be considered in isolation or as a substitute for income from operations, net income, cash flow from operating activities or any other measures under generally accepted accounting principles for determining the Company's ability to meet its debt service and preferred stock dividend obligations. In addition, since companies and analysts may measure this ratio in different ways, the Company's ratio may not be comparable to similarly-titled measures employed by other companies and analysts.

(10) Adjusted to give effect to the Initial Offering as if such event had occurred on December 31, 1996.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, before tendering their Existing Preferred Stock for the New Preferred Stock, holders of Existing Preferred Stock should consider carefully the following factors, which are generally applicable to the Existing Preferred Stock and the New Preferred Stock.

LEVERAGE

     The Company currently has a significant amount of outstanding indebtedness. As of December 31, 1996 and March 31, 1997, the Company had total outstanding indebtedness of $118.0 million and approximately $114.3 million, respectively, ranking senior to the New Preferred Stock. See 'Capitalization.' The Company's ability to make scheduled payments of principal or interest on, or to refinance, its indebtedness depends on its future operating performance, which is subject to economic, financial, competitive and other factors beyond its control.

     The degree to which the Company is leveraged could have important consequences to holders of New Preferred Stock, including: (i) the Company's increased vulnerability to adverse general economic and industry conditions;
(ii) the Company's impaired ability to obtain additional financing for future working capital, capital expenditures, acquisitions, general corporate purposes or other purposes; (iii) the dedication of a substantial portion of the Company's cash flow from operations to the payment of principal and interest on indebtedness, thereby reducing the funds available for operations and future business opportunities; (iv) all of the Company's borrowings under the Credit Agreement are at variable rates of interest, which could cause the Company to be vulnerable to increases in interest rates (a one percentage point increase in the interest rate under the Credit Agreement would increase the Company's annual interest expense thereunder by approximately $0.3 million, based on outstanding indebtedness of $33.0 million); and (v) all of the indebtedness incurred in connection with the Credit Agreement and the Company's 11 3/8% Senior Subordinated Notes due July 1, 2001 (the 'Existing Notes') would become due prior to the Company's ability to pay cash dividends on, and satisfy its redemption obligations in respect of, the New Preferred Stock. In addition, the Credit Agreement and the indenture governing the Existing Notes (the 'Existing Indenture') contain certain covenants which could limit the Company's operating and financial flexibility. See 'Description of Existing Indebtedness--GE Credit Agreement' and 'Description of Existing Indebtedness--Senior Subordinated Notes.'

     The Company's ability to pay cash dividends on, and satisfy its redemption obligations in respect of, the New Preferred Stock will depend upon its future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond its control. The Company expects that its operating cash flow will be sufficient to meet its operating expenses and to service its debt requirements as they become due. If the Company is unable to service its indebtedness, whether upon acceleration of such indebtedness or in the ordinary course of business, it will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all, and the implementation of any of these alternative strategies could have a negative impact on the value of the New Preferred Stock. In the event of a liquidation of the Company, the New Preferred Stock would be subordinated in right of payment to the Company's indebtedness then outstanding and any preferred stock ranking senior to the New Preferred Stock then outstanding which was issued in accordance with the terms of the Certificate of Designation. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.'

LIMITATIONS ON ABILITY TO PAY DIVIDENDS

     The Credit Agreement and the Existing Indenture limit the payment of cash dividends on the New Preferred Stock. For all dividend payment dates through and including March 15, 2002, the Company may, at its option, pay dividends either in cash or by the issuance of additional shares of New Preferred Stock (including fractional shares) having an aggregate liquidation preference equal to the amount of such dividends (but not less than $1.00). If after March 15, 2002, the Company is in arrears in the payment of cash dividends for three or more semi-annual dividend periods, the holders of the New Preferred Stock will be permitted to elect the lesser of two directors or that number of directors constituting 25% of the Board of Directors of the Company.

     In addition to the limitations imposed on the payment of dividends by the Credit Agreement and the Existing Indenture, under Delaware law the Company is permitted to pay dividends on its capital stock, including the New Preferred Stock, only out of its surplus or, in the event that it has no surplus, out of its net profits for the year in which a dividend is declared or for the immediately preceding fiscal year. Surplus is defined as the excess of a company's total assets over the sum of its total liabilities plus the par value of its outstanding capital stock. In order to pay dividends in cash, the Company must have surplus or net profits equal to the full amount of the cash dividend at the time such dividend is declared.

     In determining the Company's ability to pay dividends, Delaware law permits the Board of Directors of the Company to revalue the Company's assets and liabilities from time to time to their fair market values in order to create surplus. The Company cannot predict what the value of its assets or the amount of its liabilities will be in the future and, accordingly, there can be no assurance that the Company will be able to pay cash dividends on the New Preferred Stock.

RANKING OF THE NEW PREFERRED STOCK; SUBORDINATION OF EXCHANGE DEBENTURES

     The New Preferred Stock will rank junior in right of payment upon liquidation to all existing and future Indebtedness of the Company, including, without limitation, Indebtedness under the Credit Agreement and Indebtedness in respect of the Existing Notes. The New Preferred Stock will rank senior in right of payment upon liquidation to the common stock of the Company, the only other class of equity security of the Company which will be outstanding upon consummation of the Offering. The payment of principal, premium, if any, and interest on, and any other amounts owing in respect of, the Exchange Debentures, if issued, will be subordinated to the prior payment in full of all existing and future Senior Debt of the Company. In addition, the Exchange Debentures will be effectively subordinated to all existing and future Indebtedness of the Company's subsidiaries. As of December 31, 1996 and March 31, 1997, $118.0 million and approximately $114.3 million, respectively, of Senior Debt was outstanding (represented by Indebtedness under the Credit Agreement and the Existing Notes) and $20.0 million would have been available for borrowing under the Credit Agreement as of such dates. In the event of the bankruptcy, liquidation, dissolution, reorganization or other winding up of the Company, the assets of the Company will be available to pay obligations on the Exchange Debentures only after all Senior Debt has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Exchange Debentures. In addition, under certain circumstances, the Company may not pay principal of, premium, if any, or interest on, or any other amounts owing in respect of, the Exchange Debentures, or purchase, redeem or otherwise retire the Exchange Debentures, if a payment default or a non-payment default exists with respect to certain Senior Debt. See 'Description of the New Preferred Stock and Exchange Debentures--The Exchange Debentures--Subordination.'

RESTRICTIONS IMPOSED BY TERMS OF INDEBTEDNESS

     The Credit Agreement and the Existing Indenture each contain certain covenants that restrict, among other things, the Company's ability to incur additional indebtedness, incur liens, make investments, pay dividends or make certain other restricted payments, consummate certain asset sales, consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company. The Credit Agreement also requires the Company to maintain certain financial ratios. The Company's ability to meet these financial ratios may be affected by events beyond its control, and there can be no assurance that they will be met. A breach of any of these covenants could result in an event of default under the

Credit Agreement or the Existing Indenture. In addition, (i) the Company's failure to pay when due, upon acceleration or otherwise, $3 million or more of indebtedness (including indebtedness under the Existing Indenture) will result in an event of default under the Credit Agreement and (ii) the Company's failure to pay when due, upon acceleration or otherwise, $5 million or more of other indebtedness (including indebtedness under the Credit Agreement) will result in an event of default under the Existing Indenture. Upon the occurrence of an event of default under the Credit Agreement or the Existing Indenture, the lenders or holders thereunder could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. In the event that indebtedness under the Credit Agreement or the Existing Indenture were to be accelerated, it is unlikely the

Company would have sufficient funds available to repay such indebtedness and any other borrowed money indebtedness of the Company which became due and payable. In the case of the Credit Agreement, if the Company were unable to repay those amounts, the lenders thereunder could proceed against the collateral granted to them to secure that indebtedness. If the Credit Agreement indebtedness were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full that indebtedness and the other indebtedness of the Company. Substantially all of the assets of the Company have been pledged as security under the Credit Agreement. See 'Description of Existing Indebtedness--GE Credit Agreement .'

CONTROLLING STOCKHOLDERS

     All of the outstanding shares of common stock of the Company are owned by Lancer. A majority of Lancer's voting stock is owned by the Lancer Employee Stock Ownership Plan (the 'ESOP'). Two participants in the ESOP, Messrs. Peter
A. Joseph and Paul S. Levy, collectively have the power to direct the voting of approximately 46.8% of Lancer's common stock. In addition, each of Messrs. Joseph and Levy have the right to purchase an aggregate of approximately 3.0% of Lancer's common stock. As a result, these two individuals have the ability to exercise control over the current and future business and affairs of the Company, including the ability to cause or prevent a change of control of the Company, through their ability to elect the Company's Board of Directors and their voting power with respect to actions requiring stockholder approval. See 'Ownership of Capital Stock.'

FRAUDULENT CONVEYANCE

     Various fraudulent conveyance laws have been enacted for the protection of creditors and may be utilized by a court to subordinate or avoid the Exchange Debentures, if issued, in favor of other existing or future creditors of the Company. If a court, in a lawsuit on behalf of any unpaid creditor of the Company or a representative of the Company's creditors, were to find that, at the time the Company issued the Exchange Debentures, the Company (x) intended to hinder, delay or defraud any existing or future creditor or contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of others or (y) did not receive fair consideration or reasonably equivalent value for issuing such Exchange Debentures and the Company
(i) was insolvent, (ii) was rendered insolvent by reason of such issuance, (iii) was engaged or about to engage in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business or (iv) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, such court could void the Company's obligations under the Exchange Debentures and void such transactions. Alternatively, in such event, claims of the holders of such Exchange Debentures could be subordinated to claims of the other creditors of the Company.

CHANGE OF CONTROL

     The Company is not required to make a Change of Control Offer with respect to the New Preferred Stock to the extent a Change of Control occurs prior to July 2, 2001. However, in the event that a Change of Control occurs prior to July 2, 2001, the Company will have the option to offer to redeem the New Preferred Stock, in whole but not in part, at a redemption price equal to 101% of the liquidation preference thereof, plus, without duplication, accumulated and unpaid dividends to the date of purchase. If a Change of Control occurs prior to July 2, 2001 and the Company fails to make an offer to redeem the New Preferred Stock, the annual dividend rate on the New Preferred Stock will increase by 4.0% over the then-applicable annual dividend rate. Any offer to redeem the New Preferred Stock upon a Change of Control will be subject to the terms of the Credit Agreement (which prohibits the Company from repurchasing shares of New Preferred Stock) and the Existing Indenture (which limits the amount (if any) of New Preferred Stock that may be purchased by the Company). Future debt instruments of the Company are likely to contain similar prohibitions or restrictions. Accordingly, there can be no assurance that the Company would be permitted to make an optional offer to purchase shares of New Preferred Stock upon a Change of Control.

     A 'change of control' (as defined in the Credit Agreement) constitutes an event of default under the Credit Agreement. Upon the occurrence of a 'change of control' (as defined in the Existing Indenture), the Company will be required, subject to certain conditions, to make an offer to purchase all outstanding Existing Notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. See

'Description of Existing Indebtedness--Senior Subordinated Notes.' An event constituting a Change of Control will also constitute a 'change of control' for purposes of the Credit Agreement and the Existing Indenture. There can be no assurance that in the event of any such change of control, the Company will have sufficient funds to repay its Indebtedness under the Credit Agreement and pay the required purchase price for all Existing Notes tendered by holders thereof and, if the Company were to elect to make an offer to redeem shares of the New Preferred Stock, all shares of the New Preferred Stock tendered by holders thereof, or that the Company would be able to obtain financing for such purpose on favorable terms, if at all.

LACK OF ESTABLISHED MARKET FOR THE NEW PREFERRED STOCK AND THE EXCHANGE

DEBENTURES

     There has not previously been any public market for the New Preferred Stock or the Exchange Debentures. The Company does not intend to list such securities on any securities exchange or to seek approval for quotation through any automated quotation system. Accordingly, no assurance can be given as to (i) the likelihood that an active market for such securities will develop, (ii) the liquidity of any such market, (iii) the ability of holders to sell such securities or (iv) the prices that they may obtain for such securities upon any sale. Future trading prices for such securities will depend upon many factors, including, among others, the Company's operating results, the market for similar securities and fluctuating interest rates.

PROPOSED TAX LAW CHANGES

     The Clinton Administration's Budget Proposal for fiscal year 1998, released February 6, 1997, proposed certain tax law changes that would, among other things, (i) reduce the dividends received deduction available to corporate U.S. Holders (as defined) from 70% to 50% of dividends received with respect to dividends paid or accrued more than 30 days after the date of enactment of legislation, (ii) require a corporate U.S. Holder to satisfy the holding period required by section 246(c) of the Internal Revenue Code of 1986, as amended (the 'Code'), immediately before or immediately after the U.S. Holder becomes entitled to receive any dividend with respect to dividends paid or accrued more than 30 days after the date of enactment of legislation and (iii) require immediate recognition or gain under section 1059 of the Code to the extent a corporate U.S. Holder's tax basis with respect to which any extraordinary dividend is received is reduced below zero with respect to distributions after September 13, 1995. On June 9, 1997, the Chairman of the House Committee on
Ways and Means introduced a legislative proposal which included the proposed tax law changes described in (ii) and (iii) above. It is not clear whether any such proposals will be enacted or, if enacted, whether they will be enacted in the form proposed. See 'Certain Federal Income Tax Considerations.'

SUSCEPTIBILITY TO GENERAL ECONOMIC CONDITIONS

     The Company's revenues and results of operations will be subject to fluctuations based upon general economic conditions. If there were to be a general economic downturn or a recession in the United States or certain other markets, the Company believes that certain of its customers may reduce or delay their demand for the Company's products which may have a negative effect on the Company's revenues. Most of the factors that might influence customers and prospective customers to reduce their capital budgets under these circumstances are beyond the Company's control. During prior recessionary periods, the Company's operating performance has been negatively affected, and there can be no assurance that any future economic downturn would not materially and adversely affect the Company's business, financial condition and operating results. In addition, there can be no assurance that growth in the markets for the Company's products will occur or that such growth will result in increased demand for the Company's products.

LABOR RELATIONS

     Approximately 83% of the Company's employees are unionized. The collective bargaining agreement between the Company and UAW-Local 2317 was ratified in October 1995 and will expire in October 1998. Although the Company believes its relations with its employees are satisfactory, a dispute between the Company and its employees could have a material adverse effect on the Company's business, financial condition and operating results.

COMPETITION

     The industry in which the Company operates is highly competitive. The Company's custom gear business competes primarily with major domestic manufacturers, regional domestic manufacturers, foreign producers and captive gear manufacturers. The Company's planetary gear business competes primarily with several large competitors and a large number of relatively small suppliers. There can be no assurance that the Company's products will compete successfully with those of its competitors or that the Company would be able to maintain its operating margins if the competitive environment changes.

ENVIRONMENTAL REGULATION

     The operations and properties of the Company are subject to a wide variety of federal, state and local laws and regulations, including those governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials, substances and wastes, the remediation of contaminated soil and groundwater, and the health and safety of employees (collectively, the 'Environmental Laws'). Because Environmental Laws frequently are revised and supplemented, with a trend towards greater stringency, expenditures for compliance responsibilities are difficult to estimate and may exceed anticipated costs. The Company believes that compliance with existing and publicly proposed Environmental Laws and the resolution of known environmental liabilities associated with waste disposal and releases will not have a material adverse effect on its business, financial condition or operating results. However, future events, such as changes in existing Environmental Laws or their interpretation and more rigorous enforcement policies of regulatory agencies, may give rise to additional expenditures or liabilities that could be material. See 'Business--Environmental Matters.'

CERTAIN TAX CONSIDERATIONS

     Distributions on the New Preferred Stock made out of the Company's current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will be taxable as ordinary dividend income whether paid in cash or in additional shares of New Preferred Stock. In addition, holders may be required to treat a portion of the difference between the redemption price and issue price of the New Preferred Stock ('Preferred Stock Discount') as constructive distributions that are includible in income on an economic accrual basis. If shares of New Preferred Stock (including additional shares of New Preferred Stock distributed by the Company in lieu of cash dividend payments) bear Preferred Stock Discount, such shares generally will have different tax characteristics than other shares of New Preferred Stock and might trade separately, which might adversely affect the liquidity of such shares. See

'Certain Federal Income Tax Considerations--Preferred Stock Discount.'

     Holders should also note that if shares of New Preferred Stock are exchanged for Exchange Debentures and the stated redemption price at maturity of such Exchange Debentures exceeds their issue price by more than a de minimis amount, the Exchange Debentures will be treated as having original issue discount equal to the entire amount of such excess. Exchange Debentures issued on or before March 15, 2002, when the Company has the option to pay interest on the Exchange Debentures in additional Exchange Debentures, will have original issue discount. Each holder of Exchange Debentures with original issue discount will be required to include in gross income an amount equal to the sum of the 'daily portions' of the original issue discount for all days during the taxable year in which such holder holds the Exchange Debentures, regardless of the holder's regular method of accounting and regardless of whether interest is paid by the Company in cash or in additional Exchange Debentures. See 'Certain Federal Income Tax Considerations--Original Issue Discount' and 'Certain Federal Income Tax Considerations--Taxation of Stated Interest and Original Issue Discount on Exchange Debentures.'

     For a discussion of these and other relevant tax issues, see 'Certain Federal Income Tax Considerations.'

                                USE OF PROCEEDS

     There will be no cash proceeds payable to the Company from the issuance of the New Preferred Stock pursuant to the Exchange Offer. The net proceeds to the Company from the sale of the Existing Preferred Stock were used to fund a dividend to Lancer, which dividend was used by Lancer to redeem approximately $47.7 million of Lancer Preferred Stock.

                                 CAPITALIZATION

     The following table sets forth the actual capitalization of the Company as of March 31, 1997. The table should be read in conjunction with the Consolidated Financial Statements and the notes thereto and 'Management's Discussion and Analysis of Financial Condition and Results of Operations' included elsewhere in this Memorandum.

                                                                            AS OF MARCH 31, 1997
                                                                            --------------------
Total long-term debt, including current portion:
  Credit Facilities(1)...................................................         $ 29,250
  Existing Notes.........................................................           85,000
                                                                               -----------
     Total long-term debt................................................          114,250

New Preferred Stock(2)...................................................           47,707


Stockholder's equity (deficit):
  Common stock, par value $.01 per share (10,000,000 shares authorized,
     7,857,000 shares issued and outstanding)............................               79
  Additional paid-in capital.............................................           37,196
  Accumulated deficit....................................................          (88,505)
                                                                               -----------
     Total common stockholder's equity (deficit).........................          (51,230)
                                                                               -----------
     Total capitalization................................................         $110,727
                                                                               -----------
                                                                               -----------

------------------
(1) As of March 31, 1997, the Credit Facilities (as defined) consisted of $29.3 million in term loans and a $20.0 million revolving credit facility. Advances under the revolving credit facility are subject to borrowing base availability. As of March 31, 1997, total borrowings under the Credit Facilities were approximately $29.3 million, comprising approximately $29.3 million in term loans and no borrowings under the revolving credit facility. See 'Description of Indebtedness--GE Credit Agreement.'

(2) Represents net proceeds to the Company from the Initial Offering after deduction for approximately $2.3 million in estimated costs and expenses relating to the Initial Offering.

           SELECTED HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

     The following selected historical and pro forma financial information for the Company for the five years ended December 31, 1996 has been derived from the audited consolidated financial information for the Company for such periods. The information for the three-month periods ended March 31, 1996 and March 31, 1997 is unaudited, but in the opinion of the Company reflects all adjustments necessary for a fair presentation of such data. The results of operations for the three-month period ended March 31, 1997 are not necessarily indicative of results of operations for the 1997 fiscal year. The following selected financial data should be read in conjunction with 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Consolidated Financial Statements and the notes thereto of the Company which are contained elsewhere in this Prospectus.

                                                                                                          THREE MONTHS ENDED MARCH
                                                            YEAR ENDED DECEMBER 31,                                 31,
                                        ---------------------------------------------------------------   ------------------------
                                           1992         1993         1994         1995         1996          1996          1997
                                        ----------   ----------   ----------   ----------   -----------   ----------    ----------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

INCOME STATEMENT DATA:
Net sales.............................  $  108,613   $  124,779   $  150,689   $  192,111   $  195,205    $   51,340    $   49,235
Cost of sales.........................      90,583      103,603      123,092      151,890      158,668        41,675        39,852
Selling, general and administrative
  expenses............................      12,451       12,323       15,924       14,759       16,868         4,038         4,218
                                        ----------   ----------   ----------   ----------   -----------   ----------    ----------
Operating income......................       5,579        8,853       11,673       25,462       19,669         5,627         5,165
Interest expense, net.................      11,493       11,345       12,377       12,905       11,930         3,070         3,231
Other expense, net....................         136          227          199          127           90            21            20
                                        ----------   ----------   ----------   ----------   -----------   ----------    ----------
Income (loss) before income taxes,
  extraordinary item and cumulative
  effect of change in accounting
  principle...........................      (6,050)      (2,719)        (903)      12,430        7,649         2,536         1,914
Provision (benefit) for income
  taxes...............................      (1,898)        (935)        (164)       5,520        3,730           983           940
                                        ----------   ----------   ----------   ----------   -----------   ----------    ----------
Income (loss) before extraordinary
  item and cumulative effect of change
  in accounting principle.............      (4,152)      (1,784)        (739)       6,910        3,919         1,553           974
Extraordinary loss on early
  extinguishment of debt, net of
  tax(1)..............................          --       (4,455)          --           --           --            --            --
Cumulative effect of change in
  accounting principle, net of
  tax(2)..............................          --       (4,625)      (1,554)          --           --            --            --
                                        ----------   ----------   ----------   ----------   -----------   ----------    ----------
Net income (loss).....................  $   (4,152)  $  (10,864)  $   (2,293)  $    6,910   $    3,919    $    1,553    $      974
                                        ----------   ----------   ----------   ----------   -----------   ----------    ----------
                                        ----------   ----------   ----------   ----------   -----------   ----------    ----------
Net income (loss) per common share....  $    (2.01)  $    (3.65)  $    (0.77)  $     1.15   $     0.51    $     0.20    $     0.09
Dividend declared per common share....          --         0.67           --           --         2.19            --          6.50
Weighted average common shares
  outstanding.........................   2,064,303    2,976,471    2,976,471    6,018,072    7,726,557     7,676,275     7,805,604

OTHER DATA:
EBITDA(3).............................  $   17,774   $   19,475   $   22,621   $   36,971   $   32,016    $    8,769    $    8,349
Depreciation..........................      10,724        9,242        9,540       10,027       10,830         2,763         2,803
Amortization(4).......................       3,037        2,604        2,310        2,245        2,277           400           401
Cash interest expense, net(5).........      10,063       10,348       11,674       12,269       11,260         2,915         3,060
Capital expenditures..................       3,151        4,145        9,164       15,090        9,986         2,984         2,081
Ratio of earnings to combined fixed
  charges(6)..........................          --           --           --          2.0x         1.6 x         1.8x          1.6x

CASH FLOW FROM:
Operations............................       8,324        1,611        9,590       13,856       23,174         7,330          (299)
Investing.............................      (3,151)      (4,073)      (9,164)     (11,645)      (7,720)       (2,681)         (486)
Financing.............................      (3,939)       4,615       (5,434)         663      (13,593)       (8,871)       (3,686)

                                                                                           PRO FORMA(7)

                                                                              --------------------------------------
                                                                                 YEAR ENDED       THREE MONTHS ENDED
                                                                              DECEMBER 31, 1996     MARCH 31, 1997
                                                                              -----------------   ------------------
EBITDA......................................................................     $    32,016          $    8,349
Pro forma preferred stock dividends(8)......................................           5,625               1,406
Ratio of EBITDA to cash interest expense, net(8)............................             2.8x                2.7x
Ratio of EBITDA to cash interest expense, net and preferred stock
  dividends(9)..............................................................             1.9x                1.9x

                                                                                    AS OF DECEMBER 31, 1996     AS OF MARCH 31, 1997
                                                                                  ---------------------------   --------------------
                                                                                     ACTUAL      ADJUSTED(10)
                                                                                  ------------   ------------
BALANCE SHEET DATA:
Working capital................................................................    $   12,123     $   12.080         $    9,530
Total assets...................................................................       176,370        176,327            173,808
Long-term debt (including current maturities)..................................       118,000        118,000            114,250
Redeemable preferred stock.....................................................            --         47,700             47,707
Stockholder's equity (deficit).................................................        (4,570)       (52,313)           (51,230)

                                           (see footnotes on the following page)

       NOTES TO SELECTED HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

(1) During 1993, the Company recorded an extraordinary loss of $4.5 million, net of tax, relating to the early extinguishment, and refinancing of, the outstanding debt at June 30, 1993.

(2) During 1993, the Company recorded a one-time non-cash charge of $4.6 million, net of tax, relating to the cumulative effect of adopting Statement of Financial Accounting Standard No. 106, 'Employers Accounting for Postretirement Benefits Other Than Pensions.' During 1994, the Company recorded a one-time non-cash charge of $1.6 million, net of tax, relating to the cumulative effect of adopting Statement of Financial Accounting Standard No. 112, 'Employers Accounting for Postemployment Benefits.'

(3) EBITDA represents income (loss) before income taxes, extraordinary item and cumulative effect of a change in accounting principle, interest expense, net, depreciation and amortization. Although EBITDA is not a measure of performance under generally accepted accounting principles, the Company has presented EBITDA because it is commonly used by investors and analysts to analyze and compare companies on the basis of operating performance and to determine a Company's ability to service debt. Nevertheless, EBITDA should not be considered in isolation or as a substitute for income from operations, net income, cash flow from operating activities or any other measure under generally accepted accounting principles for determining the Company's operating performance, financial position and cash flows. In addition, since companies and analysts may measure EBITDA in different ways, the Company's EBITDA figures may not be comparable to similarly-titled measures employed by other companies and analysts.

(4) Includes the amortization of deferred financing costs and the amortization of the excess of investment over net assets acquired.

(5) Cash interest expense, net includes interest income, but excludes amortization of deferred financing costs of $1.4 million for fiscal 1992, $1.0 million for fiscal 1993, $0.7 million for fiscal 1994, $0.6 million for fiscal 1995, $0.2 million for the three months ended March 31, 1996, $0.7 million for fiscal 1996, and $0.2 million for the three months ended March 31, 1997.

(6) For purposes of this calculation, earnings are defined as income (loss) before income taxes, extraordinary items, the cumulative effect of a change in accounting principle and fixed charges. Fixed charges consist of interest expense and amortization of deferred financing costs. Earnings were insufficient to cover fixed charges by $6.1 million in 1992, $2.7 million in 1993 and $0.9 million in 1994.

(7) Pro forma giving effect to the Initial Offering as if such event had occurred on January 1, 1996.

(8) Dividends on the New Preferred Stock based on a dividend rate of 11 1/4% per annum, payable semi-annually.

(9) The Company has presented the ratio of the Company's EBITDA to its net cash interest expense because this ratio is commonly used by investors and analysts to analyze and compare companies on the basis of their ability to meet their debt service obligations. This ratio should not be considered in isolation or as a substitute for income from operations, net income, cash flow from operating activities or any other measures under generally accepted accounting principles for determining the Company's ability to meet its debt service obligations. In addition, since companies and analysts may measure this ratio in different ways, the Company's ratio may not be comparable to similarly-titled measures employed by other companies and analysts.

(10) The Company has presented the ratio of the Company's EBITDA to its net cash interest expense and preferred stock dividends because this ratio is commonly used by investors and analysts to analyze and compare companies on the basis of their ability to meet their debt service and preferred stock dividend obligations. This ratio should not be considered in isolation or as a substitute for income from operations, net income, cash flow from operating activities or any other measures under generally accepted accounting principles for determining the Company's ability to meet its debt service and preferred stock dividend obligations. In addition, since companies and analysts may measure this ratio in different ways, the Company's ratio may not be comparable to similarly-titled measures employed by other companies and analysts.

(11) Adjusted to give effect to the Initial Offering as if such event had occurred on December 31, 1996.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company experienced significant growth during the period from 1992 to 1996, as net sales increased from $108.6 million in 1992 to $195.2 million in 1996, representing a compound annual growth rate of 15.8%. This increase in net sales was primarily as a result of (i) increased demand for the Company's products, (ii) new product introductions and (iii) the Company's growth in market share. This sales increase was also accompanied by a substantial shift in the Company's product mix. Sales of the Company's planetary gear systems increased as a percentage of net sales from 29.4% in 1992 to 42.5% in 1996. Conversely, sales of the Company's custom gear products as a percentage of net sales decreased from 70.6% to 57.5% during the same period. The Company's net sales growth in 1996 was 1.6% (compared to 27.5% in 1995, 20.7% in 1994 and 14.9% in 1993). The Company believes that net sales growth slowed in 1996 because customer demand outpaced the Company's manufacturing processes in 1995, resulting in the loss of certain customers in late 1995 and 1996. The Company believes that it has made appropriate investments in its infrastructure and personnel to recapture this business.

     The Company's operating expenses increased during the period from 1994 to 1996, primarily as a result of the Company's investment in personnel. Investments in personnel during 1995 were driven by internal factors, primarily the need to increase manufacturing capacity. For example, in 1995 the Company
(i) added approximately 200 manufacturing personnel in order to meet increased customer demand for the Company's products, (ii) invested additional amounts to upgrade the technical skill level of a portion of the Company's manufacturing employees because of a shortage of trained workers in the available labor market and (iii) added human resources personnel to oversee the implementation of the collective bargaining agreement resulting from the unionization of the Company's manufacturing employees in 1994. Investments in 1996 were made in response to external factors, namely the changing needs of the marketplace. In 1996, the Company increased the size of its marketing and sales and design engineering staffs in an effort to increase the Company's sales by means of continued growth in market share and new product introductions.

     Cost of sales increased from 1994 to 1995 primarily as a result of volume growth, a change in the Company's product mix and the investments in manufacturing personnel detailed above. From 1995 to 1996, the increase of cost of sales was influenced by a number of factors including (i) sales of the Company's planetary gear systems, which have a higher material cost component compared to custom gear products, increased by $8.8 million in 1996, while sales of custom gear products decreased by $5.7 million and (ii) the Company's 1996 investment in new processes to improve manufacturing cycle times which resulted in a reduction in inventory. The impact from 1995 to 1996 of these activities, as measured by reduced labor and overhead in inventory, was $4.2 million. Without the effect of these new processes and the related inventory reduction, the Company's 1996 EBITDA would have been $36.2 million.

     The improvement in manufacturing cycle times from 50 days in 1995 to 32 days at the end of 1996 resulted in the following benefits: (i) improved on-time delivery (a 65% improvement in 1996 versus 1995); (ii) increased inventory turns (eight times in 1996 versus five times in 1995); (iii) reduced inventory investment ($18.9 million in 1996 versus $24.9 million in 1995); and (iv) a substantial increase in cashflow from operations ($23.2 million in 1996 and $13.9 million in 1995). The Company believes that its improved manufacturing cycle times have provided it with a competitive advantage.

RESULTS OF OPERATIONS

  Three Months Ended March 31, 1997 Compared with Three Months Ended March 31, 1996

     Net sales for the three months ended March 31, 1997 decreased by $2.1 million, or 4.1%, to $49.2 million compared to $51.3 million for the three months ended March 31, 1996. Sales for three months ended March 31, 1996 included $3.9 million of orders which were past due at December 31, 1995.

     Cost of sales for the three months ended March 31, 1997 decreased by $1.8 million, or 4.4%, to $39.9 million, or 80.9% of net sales, compared to $41.7 million, or 81.2% of net sales for the three months ended March 31, 1996. The decrease resulted primarily from the decrease in sales volume.

     Selling, general and administrative expenses was $4.2 million, or 8.6% of net sales, for the three months ended March 31, 1997, compared to $4.0 million, or 7.9% of net sales, for the three months ended March 31, 1996. The $0.2 million increase in selling, general and administrative expenses from 1996 resulted principally from investments in marketing and sales and design engineering.

     Earnings from operations for the three months ended March 31, 1997 were $5.2 million, or 10.5% of net sales compared to $5.6 million, or 11.0% of net sales for the three months ended March 31, 1996.

     Interest expense for the first three months of 1997 and 1996 was $3.2 million and $3.1 million, respectively. Interest expense increased due to a higher average debt balance during the first three months of 1997 compared to the first three months of 1996.

     The Company's income before income taxes was $1.9 million for the first three months of 1997, compared to $2.5 million for the first three months of 1996.


     The Company's net income was $1.0 million for the first three months of 1997 as compared to $1.6 million for the first three months of 1996.

  Fiscal Year 1996 Compared with Fiscal Year 1995

     Net sales for 1996 increased by $3.1 million, or 1.6%, to $195.2 million compared to $192.1 million in 1995. This increase was primarily due to (i) an increase in planetary gear sales of $8.8 million, partially offset by a decrease in custom gear sales of $5.7 million and (ii) minor increases in prices.

     Cost of sales for 1996 increased by $6.8 million, or 4.5%, to $158.7 million, or 81.3% of net sales, compared to $151.9 million, or 79.1% of net sales in 1995. This increase primarily resulted from the increased sales of planetary gear systems, which have a higher material cost component compared to custom gear products, as well as increased costs associated with the Company's investment in new processes that reduced manufacturing cycle times from 50 days in 1995 to 32 days at the end of 1996 and resulted in a reduction in inventory. The Company does not expect cost of sales, as a percentage of net sales, to increase in 1997 as compared to 1996 (although there can be no assurance that this will be the case).

     Selling, general and administrative expenses, including goodwill amortization, increased to $16.9 million in 1996, compared to $14.8 million in 1995. This increase resulted primarily from investments in marketing, sales and design engineering and the write-off of a $0.5 million receivable due to a customer's bankruptcy. The Company expects selling, general and administrative expenses to increase in 1997, but at a reduced rate compared to the 1996 increase.

     Earnings from operations for 1996 decreased $5.8 million to $19.7 million, compared to $25.5 million in 1995, primarily due to the factors mentioned above.

     Interest expense, including amortization of deferred financing costs, was $11.9 million for 1996, compared to $12.9 million for 1995. The principal reason for the decrease was lower average outstanding debt levels due to improvements in working capital management and the reduction in inventory described above.

     Income before income taxes, was $7.6 million for 1996, compared to $12.4 million for 1995.

     The effective tax rates for 1996 and 1995 were 48.8% and 44.4%, respectively. See the Notes to the Consolidated Financial Statements for a further discussion of income taxes.

     The Company's net income was $3.9 million for 1996, compared to $6.9 million for 1995.

  Fiscal Year 1995 Compared with Fiscal Year 1994

     Net sales for 1995 increased by $41.4 million, or 27.5%, to $192.1 million, compared to $150.7 million in 1994. Net sales increased in 1995 because of increased sales volume. Increased sales volumes of the Company's products were the result of a variety of factors including additional outsourcing by captive gear manufacturers, continued growth in sales of products and applications developed over the last few years, improvements in manufacturing capabilities, and improvements in the markets served by the Company's customers.

     Cost of sales for 1995 increased by $28.8 million, or 23.4%, to $151.9 million, or 79.1% of net sales, compared to $123.1 million, or 81.7% of net sales, in 1994. This increase primarily resulted from volume growth, a change in the Company's product mix and investments in manufacturing personnel.

     Selling, general and administrative expenses, including goodwill amortization, decreased to $14.8 million, or 7.7% of net sales, in 1995, compared to $15.9 million, or 10.6% of net sales, in 1994. This decrease resulted primarily from one-time re-engineering and consulting fees incurred in 1994.

     Earnings from operations for 1995 increased $13.8 million, or 118.1%, to $25.5 million, or 13.3% of net sales, compared to $11.7 million, or 7.7% of net sales, in 1994.

     Interest expense, including amortization of deferred financing costs, for 1995 was $12.9 million, compared to $12.4 million for 1994. Despite declining interest rates in 1995 and a $2.0 million decrease in outstanding debt from December 31, 1994, the average outstanding debt during 1995 exceeded 1994, resulting in higher interest costs for the year.

     Income before income taxes, extraordinary item and cumulative effect of change in accounting principle was $12.4 million for 1995, compared to a loss of $0.9 million for 1994.

     The effective tax rates for 1995 and 1994 were 44.4% and (18.2)%, respectively. The provision for income taxes for 1995 is primarily the result of current year income. The benefit for income taxes for 1994 is principally the result of the reversal of previously recorded deferred tax liabilities. See the Notes to the Consolidated Financial Statements for a further discussion of income taxes.

     On January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 112, 'Employers Accounting for Postemployment Benefits' ('SFAS No. 112'). SFAS No. 112 requires employers to account for postemployment benefits under the accrual, rather than the pay-as-you-go, method of accounting, such that the expected benefits to be paid in future years are recorded during the period in which the employee renders the service necessary to qualify for these benefits. The Company implemented SFAS No. 112 by recognizing the total prior service obligation immediately. As a result of the adoption of SFAS No. 112, the Company recorded a one-time non-cash charge of $1.6 million ($1.9 million less a deferred tax benefit of $0.3 million) for the cumulative effect of the change in accounting principle.

     The Company's net income was $6.9 million for 1995, compared to the $2.3 million net loss for 1994. The increase in the net income is primarily due to the higher sales volume and productivity improvements in 1995, combined with the cumulative effect of the change in accounting principle adjustment in 1994.

LIQUIDITY AND CAPITAL RESOURCES

     On July 7, 1993, the Company completed the sale of $85.0 million aggregate principal amount of Existing Notes. The Existing Notes mature on July 1, 2001 and are redeemable at the option of the Company, in whole or in part, on or after July 1, 1998, at certain specified redemption prices. Concurrent with the issuance of the Existing Notes, the Company entered into a loan agreement with a senior lending institution which provides for a revolving credit facility and a term loan. The loan agreement was amended in December 1996 to, among other things, increase the term loan to $33.0 million (with quarterly amortization of $0.75 million per quarter in 1997, $1.0 million per quarter in 1998, $1.75 million per quarter in 1999, $2.25 million per quarter in 2000 and a final payment of $7.0 million in December 2000 (after giving effect to a $3.0 million prepayment in March 1997)) and, subject to certain conditions, provide for a $5.0 million increase in the revolving credit facility commitment at the option of the Company (from $20.0 million to $25.0 million). The revolving credit facility matures on July 2001. See 'Description of Existing Indebtedness--GE Credit Agreement.'

     Net cash used by operations for the three months ended March 31, 1997 was $0.3 million, a decrease of $7.6 million compared with net cash provided by operations of $7.3 million for the three months ended March 31, 1996 period. The decrease in cash from operations in comparison to the prior year period was due primarily to an increase in inventory at March 31, 1997.

     Net cash provided by operating activities was $23.2 million in 1996 compared to $13.9 million in 1995 and $9.6 million in 1994. The increase in cash flow from operating activities in 1996 was principally due to the impact of improved manufacturing cycle times reducing inventory.

     Capital expenditures for various machine tools, equipment and building improvement items totaled $2.1 million and $3.0 million during the first three months of 1997 and 1996, respectively. Of the $2.1 million as of March 31, 1997, $1.6 million has been funded by an increase in accounts payable in the balance sheet versus $0.3 million of the $3.0 million of capital expenditures in 1996. The capital expenditures for both 1997 and 1996 were principally targeted at increasing capacity and productivity to meet increased customer demand.

     Capital expenditures totaled $10.0 million, $15.1 million and $9.1 million in 1996, 1995 and 1994, respectively. The level of capital spending during 1994 to 1996 was primarily a result of increased manufacturing requirements due to increased sales volume. The Company expects that capital expenditures will be approximately $10.0 million for fiscal 1997 (including $0.7 million relating to the addition of in-line dual frequency induction hardening equipment).

     Net cash from financing activities was a net usage of $13.6 million in 1996, a net source of $0.7 million in 1995, and a net usage of $5.4 million in 1994. The 1996 net usage funded a portion of the $17.0 million dividend paid to

Lancer and the $3.0 million advance made to Lancer in December 1996.

     Under the Tax Sharing Agreement (as defined), Lancer made capital contributions to the Company of $1.6 million, $2.5 million, and $1.1 million in 1996, 1995 and 1994, respectively. See Notes to the Consolidated Financial Statements for a further discussion of capital contributions made pursuant to the Tax Sharing Agreement.

                                    BUSINESS

     The Company believes that it is the leading independent manufacturer (based on sales) of high precision custom gears and planetary gear systems in North America, with an estimated market share in each of the custom gear and planetary gear system markets of more than two times that of its nearest competitors. The majority of Fairfield's custom gears and planetary gear systems are used by OEMs as components in various kinds of heavy mobile equipment. The Company's customers include such industry leaders as General Electric, John Deere, Caterpillar and General Motors. For the year ended December 31, 1996, the Company had net sales and EBITDA of $195.2 million and $32.0 million, respectively.

     Custom gears, which accounted for $112.3 million, or 57.5%, of the Company's 1996 net sales, are components of larger systems such as axles, drive differentials and transmission units. The Company's custom gear customers consist principally of OEMs of rail (such as locomotives), mining, agricultural (such as tractors and specialty harvestry equipment), industrial, construction and materials-handling equipment, for many of whom the Company is the sole independent supplier of selected gear products.

     Planetary gear systems, which accounted for $82.9 million, or 42.5%, of the Company's 1996 net sales, are integrated, self-contained power transmission and torque conversion systems that provide propulsion, swing and/or rotation to wheels, axles and other components in applications where the use of axles would otherwise present design difficulties. The Company markets its planetary gear systems under its Torque-Hub(Registered) name. The Company believes that, as a result of the performance history and reputation for quality of the Company's Torque-Hub(Registered) products, the Torque-Hub(Registered) name has become closely identified with planetary gear systems. Customers for the Company's Torque-Hub(Registered) products include OEMs of access platform (such as aerial-lift), road rehabilitation (such as pavers and road rollers), construction (such as excavators), forestry and agricultural (such as crop sprayers) equipment.

     The Company has been certified as a 'preferred supplier' (based on systems compliance and on-site inspections) by all of its major customers that have certification procedures, including General Motors, General Electric, John Deere, Caterpillar and Ingersoll-Rand. The Company has also been certified as meeting 'ISO-9001' standards, which is increasingly being used by OEMs in lieu of individual certification procedures. In addition, the Company expects to receive 'QS-9000' certification by the end of 1997, which is the level of certification expected to be required by automotive OEMs beginning in 1998. The Company believes that certification provides it with a competitive advantage because a number of OEMs require certification as a condition to doing business.

     The Company believes that its strong market position in the custom gear and planetary gear systems markets is the result of its (i) breadth and quality of product offerings, (ii) longstanding relationships (in many cases of 20 years or more) with its major custom gear and planetary gear system customers, (iii) state-of-the-art engineering and manufacturing technology, including its in-house heat treating facilities, computer-aided design and manufacturing systems and computer numerically-controlled machine tools and gear grinders,
(iv) ability to deliver products within short lead times, (v) cost competitiveness, (vi) experienced engineering staff, which, together with the Company's sales force, works closely with customers in designing and developing products to meet customers' needs and (vii) stable, knowledgeable sales force, many of whose members have engineering degrees and have worked with the same customers for many years. In addition, the Company believes that its management team, which has an average of over 25 years of experience in general manufacturing, will be instrumental in further strengthening the Company's market position.

     The Company was founded in 1919 as a manufacturer of custom gear products and was family-owned until 1977. At that time, the Company was purchased by Rexnord Corporation, which subsequently sold the Company in 1987 to Neoax Inc. Lancer purchased the Company in 1989. The Company's principal executive offices are located at U.S. 52 South, Lafayette, Indiana 47905. The Company's telephone number is (765) 474-3474.

BUSINESS STRATEGY

     The Company's management team intends to strengthen the Company's position as the leading independent supplier of custom gears and planetary gear systems by implementing a business strategy based on the following elements:

o Taking Advantage of Industry Trends. The Company seeks to increase its revenues and market share by taking advantage of industry trends, including:
  (i) the trend among captive gear manufacturers (OEMs who produce gears in-house for use in their own products) to 'outsource,' or purchase portions of their gear requirements from independent manufacturers such as the Company, rather than manufacture such products in-house; (ii) the trend among OEMs to develop sourcing relationships with their suppliers, whereby an OEM purchases all of its supply requirements within selected product lines from a single manufacturer like the Company; and (iii) the trend among OEMs to purchase complete gear assemblies or systems rather than individual gear products. The Company believes that these trends are driven by OEMs' desire to reduce their production and supply costs and focus on their core competencies.

       The Company has taken advantage of these industry trends to date. For example, the Company receives orders from a number of captive gear manufacturers, such as those of General Motors, General Electric and John Deere, with respect to certain gear products that they previously produced in-house. In addition, the Company has established sole sourcing relationships with many of its major customers with respect to selected gear products. The Company has also experienced growth in its sales of complete gear assemblies and systems, particularly to manufacturers of agricultural and heavy-duty equipment. The Company believes that it is well-positioned to continue to take advantage of these industry trends as a result of its broad product offerings, large manufacturing capacity, sophisticated manufacturing and design capabilities and established reputation for producing high quality custom gear and planetary gear system products.


o Reducing Lead Times. The Company believes that reducing lead times has been, and will continue to be, a key competitive factor in the gear manufacturing industry. The Company has reduced average manufacturing cycle times through the manufacturing process from 50 days in 1995 to 32 days at the end of 1996. Work-in-process inventory has also been reduced by 26.5% during this same period. These reductions are the result of manufacturing and inventory controls implemented by management, including reduction in lot sizes and the installation of new, more efficient machinery. The Company is seeking to reduce lead times further by installing an enhanced computer program designed to improve inventory management.

o Continuing Cost Control Efforts. The Company will continue to be dedicated to remaining price competitive and minimizing production costs. The Company believes that it has already significantly lowered its operating costs by reorganizing the physical layout of its manufacturing work space, installing new, more efficient machinery and improving its employee training programs. The Company is seeking to reduce costs further through various purchasing initiatives (including worldwide sourcing, consolidation of the supplier base and long-term supply agreements) and by reducing set-up times and scrap.

o Improving Manufacturing Capabilities. The Company believes that its broad-based, integrated manufacturing capabilities, including its state-of-the-art heat treating facilities, computer-aided design and manufacturing systems and computer numerically machine tools and gear grinders, provide it with a distinct competitive advantage. Over the past three years, the Company has invested $34.2 million in capital equipment, of which $23.7 million was used to purchase new equipment and maintain and upgrade existing equipment. The Company believes that its manufacturing capacity is substantially larger than that of its independent competitors, enabling it to accommodate large orders. The Company plans to continue to selectively make capital investments which will improve its manufacturing processes.

o Introducing New Products and Applications. The Company is currently in the process of developing, testing and marketing a number of new products and new applications for existing products in an effort to increase revenues, operating margins and market share. Historically, the Company's planetary gear system business has generated most of the Company's new products and new product applications. New products and new product applications accounted for 22.3% of the Company's planetary gear system business in 1996, compared to approximately 5.7% in 1992. The Company intends to broaden its new product applications in the custom gear area and is currently developing a number of such applications including: differentials for off-highway trucks and on-highway automotive, industrial and commercial vehicles; transmissions; and aerospace gearing.

PRODUCTS


     Custom Gears. Custom gears accounted for $112.3 million, or 57.5%, of the Company's net sales in 1996. The Company manufactures a wide variety of custom gears, ranging in type (e.g., helical, spiral bevel, spur and HYPOID(Registered)) and size (from one inch to five feet), and has manufacturing capabilities which the Company believes are the broadest in the custom gear business. The Company's custom gears are manufactured according to customers' specifications, sometimes developed by or with the assistance of the Company, for use as component parts in various types of heavy mobile equipment. Custom gears are engineering-intensive and, although such products represent a relatively small portion of the cost of the equipment in which they are used, are critical to the operation of such equipment.

     Historically, the Company has focused on high margin custom gears. Such products, which are design- and engineering-intensive, are used in rail, mining, agricultural, industrial, construction and materials-handling and other equipment demanding a high degree of product quality and reliability. Many customers in these markets do not have the necessary engineering and/or manufacturing facilities, and/or personnel to design and manufacture their gear requirements in-house. In addition, there is a trend among OEMs to focus on their core competencies rather than produce gears in-house.

     Torque-Hub(Registered) Products. Torque-Hub(Registered) products accounted for $82.9 million, or 42.5%, of the Company's net sales in 1996. The Company believes that the Torque-Hub(Registered) name has become closely identified with planetary gear systems, which provide drive, swing, and/or rotation to the equipment in which they are used and are primarily employed in cases where the use of axles present design difficulties. The Company produces a broad line of planetary gear systems under its Torque-Hub(Registered) trade name, including wheel drives (used to propel off-highway equipment), shaft outputs (used to power remote in-plant machinery like mixers as well as mobile aerial lifts and cranes) and spindle outputs (used to power the drive wheels of vehicles with small diameter wheels such as small lift trucks and mowers).

     The Company has introduced a number of new Torque-Hub(Registered) products in recent years, including two-speed drives (Torque II series) and compact drives (CW and CT series) for wheeled or tracked vehicles. The Company believes that the two-speed drive is ideal for machinery requiring low- and high-speed settings, such as road paving equipment. The compact drive incorporates the brakes and hydraulic drive systems into a single compact unit, which the Company believes allows for better flexibility and is well-suited for a variety of applications. These recently-introduced products are used in a wide range of industrial and construction equipment, including excavators, crawler dozers and loaders, rubber-tired pavers and multi-speed winches.

MARKETING AND DISTRIBUTION

     The Company's customers are OEMs and include such industry leaders as General Electric, John Deere, Caterpillar and General Motors. The Company has had relationships of 20 years or more with each of the above-mentioned customers, as well as with many of its other major customers. No single customer accounted for more than 10% of the Company's 1996 net sales.

     The Company has been certified as a 'preferred supplier' by each of General Motors, General Electric, John Deere, Caterpillar and Ingersoll-Rand as well as by all of its other major customers that have certification procedures. The Company has also been certified as meeting 'ISO-9001' standards, which are increasingly being used by OEMs in lieu of individual certification procedures. In addition, the Company expects to receive 'QS-9000' certification by the end of 1997, which is the level of certification expected to be required by automotive OEMs beginning in 1998. The Company believes that certification provides it with a competitive advantage because a number of OEMs require certification as a condition of doing business.

     The Company believes its stable, experienced sales force is a primary reason for the Company's success in maintaining customer loyalty and building new customer relationships. The Company's sales department is organized geographically and consists of 14 sales engineers, who have an average of over 15 years of service and most of whom have worked with the same customers for many years. In addition, each sales engineer has substantial expertise concerning the Company's products and product applications. Application engineers work closely with the Company's sales department and provide customers with guidance concerning product applications and specific design problems. By becoming a part of the customer's purchasing and design decisions, the Company has developed close working relationships with many of its customers. Customer loyalty to the Company is further enhanced by the development, tooling and production costs associated with changing gear sources, as such costs are typically borne by the customer.

     All of the Company's custom gear products and approximately 70% of its Torque-Hub(Registered) products are sold directly to OEMs. Since Torque-Hub(Registered) products can be sold to more than one customer, the Company uses distributors to increase its penetration of the planetary gear systems market. The Company sells approximately 30% of its Torque-Hub(Registered) line through a network of approximately 40 distributors located in the United States and abroad. International sales accounted for approximately $11 million, or approximately 6%, of the Company's 1996 net sales.

DESIGN AND MANUFACTURING

     The Company believes that its state-of-the-art technology and experienced engineering staff provide it with a competitive advantage and are major factors behind the Company's strong market position.

     Technology. The Company has selectively invested in state-of-the-art manufacturing technology in recent years to improve product quality and price competitiveness, and to reduce lead time. The Company's manufacturing technology includes the latest computer-aided design and manufacturing (CAD/CAM) systems, and over one hundred computer numerically controlled (CNC) machine tools and gear grinders.

     The Company's CAD/CAM systems, which enable hundreds of design solutions to be visualized quickly and easily, facilitate product design and manufacturing. The Company's computer systems are capable of finite element analysis and simulation which allows many aspects of a design to be evaluated prior to production, resulting in lower tooling costs, reduced testing requirements and quicker time to market. In addition, the Company's CNC gear cutting machines allow for many different styles and sizes of gears to be run quickly in small lot sizes with a high degree of accuracy. The Company is in the process of installing an enhanced computer program designed to improve customer order scheduling and inventory management.

     The Company has its own comprehensive heat treating facilities. These in-house facilities allow the Company to control the annealing and carburizing processes that determine the load-carrying capacity of the final product. The Company's heat treating operations help ensure proper development and maintenance of gear tooth characteristics. As a result, the Company believes that it is able to provide its customers with improved quality and reduced lead times in filling orders. In-line dual frequency induction hardening equipment will be added in 1997, continuing the Company's practice of selectively adding advanced technology in its manufacturing processes.

     Engineering Staff. The Company's engineering department consists of approximately 70 engineers and technicians, including specialists in product, tool, manufacturing and industrial engineering. In addition, the Company has a metallurgy laboratory which determines the appropriate metallurgy for a specific gear application. These engineering groups, with their distinct specialties, work together as a team to develop solutions to specific customer requirements. These capabilities enable the Company to service clients who demand high quality, creative solutions to their product needs.

MATERIALS AND SUPPLY ARRANGEMENTS

     The Company generally manufactures its custom gear and Torque-Hub(Registered) products to its customers' specifications and, as a result, does not generally contract for or maintain substantial inventory in raw materials or components. The Company purchases its three principal raw materials (steel forgings, steel bars and castings) on a spot basis based on specific customer orders. No single supplier accounted for more than 10% of the Company's raw material purchases in 1996. In addition, alternative sources are available to fulfill each of the Company's major raw material requirements. The Company has never experienced a delay in production as a result of a supply shortage of a major raw material.

COMPETITION

     The North American custom gear business is highly competitive but very fragmented. Competition can be broken down into four principal groups: major domestic manufacturers, regional domestic manufacturers, foreign producers and captive gear manufacturers. Although captive gear manufacturers supply all or a portion of their internal gear requirements and constitute a significant portion of the custom gear market, the Company believes there is a trend among such manufacturers to outsource, or purchase their gears from independent manufacturers such as the Company. The North American planetary gear system market is also highly competitive and is concentrated among several large competitors, with the remaining market divided among a large number of relatively small suppliers. The Company competes with other manufacturers based on a number of factors, including delivery capability, quality and price. The Company believes that its breadth of manufacturing, engineering and technological capabilities provide it with a competitive advantage.

PROPERTIES

     The Company owns and operates a single facility in Lafayette, Indiana consisting of 39 acres of land, approximately 520,000 square feet of manufacturing space and approximately 60,000 square feet of office space. The Lafayette facility is well maintained and is in good condition.

EMPLOYEES

     At December 31, 1996, the Company had 1,195 permanent employees, of whom approximately 83% were employed in manufacturing, approximately 6% were engineers employed in the engineering department, and the remainder were office and managerial employees. The Company's production and maintenance employees became members of the United Auto Workers (UAW) union in October 1994 and the Company entered into a labor contract with the union in October 1995, which is scheduled to expire in October 1998. The Company considers its relations with its employees to be satisfactory.

BACKLOG

     As of December 31, 1996 and December 31, 1995, the Company had total order backlog of approximately $77.0 million and $85.0 million, respectively, for shipments due to be delivered by the Company for the six-month period following such dates. This reduction was attributable to the Company's ongoing business strategy of reducing lead times for its products.

INTELLECTUAL PROPERTY

     The trade name Torque-Hub(Registered) is a registered trademark. The Company's planetary gear systems are sold under the Torque-Hub(Registered) trade name. The Company, directly and through its wholly owned subsidiary, T-H Licensing, Inc. ('T-H Licensing') owns numerous patents worldwide. None of such patents is considered material to the Company's business.

LEGAL PROCEEDINGS

     The Company is a party to routine litigation incidental to the conduct of its business, much of which is covered by insurance and none of which is expected to have a material adverse effect on the Company.

ENVIRONMENTAL MATTERS

     The Company's operations and properties are subject to a wide variety of increasingly complex and stringent Environmental Laws. As such, the nature of the Company's operations exposes it to the risk of claims with respect to such matters and there can be no assurance that material costs or liabilities will not be incurred in connection with such claims. The Company believes its operations and properties are in substantial compliance with Environmental Laws. Based upon its experience to date, the Company believes that the future cost of compliance with existing Environmental Laws, and liablility for known environmental claims pursuant to such Environmental Laws, will not have a material adverse effect on the Company's business, financial condition or operating results. However, future events, such as changes in existing Environmental Laws or their interpretation and more vigorous enforcement policies of regulatory agencies, may give rise to additional expenditures or liabilities that could be material.

                                   MANAGEMENT

     The following table sets forth certain information with respect to the directors and executive officers of the Company as of December 31, 1996:

NAME                                         AGE   POSITION
------------------------------------------   ---   -----------------------------------------------------
W.B. Lechman..............................   64    Director, Chairman of the Board
Kenneth A. Burns..........................   44    President, and Chief Operating Officer
Peter A. Joseph...........................   44    Director, Vice President and Secretary
Paul S. Levy..............................   49    Director, Vice President and Assistant Secretary
Richard A. Bush...........................   39    Vice President Finance
James R. Dammon...........................   53    Vice President Engineering
Michael M. Manty..........................   53    Vice President Human Resources
Frederick G. Sharp........................   42    Vice President Marketing and Sales
Jess C. Ball..............................   55    Director

     Mr. Lechman was appointed Chairman of the Board effective October 1994. Prior to his appointment, Mr. Lechman had been President of the Company from 1983 to October 1994 and was Chief Executive Officer from 1989 to October 1994. Mr. Lechman has been a Director of the Company since 1989. Mr. Lechman serves on the Board of Directors of Bank One Lafayette, Lafayette Life Insurance Co., Lafayette Community Foundation, Lafayette Junior Achievement, The Salvation Army and Lafayette Chamber of Commerce and is President Emeritus of the American Gear Manufacturers Association.

     Mr. Burns was named President and Chief Executive Officer of the Company effective April 1997. Prior to his appointment, Mr. Burns had served as President and Chief Operating Officer from May 1996 to April 1997 and as Vice President Operations from January 1996 to May 1996. From 1987 through July 1995, Mr. Burns served as an executive officer of Abex/NWL Aerospace and its predecessors, including Executive Vice President.

     Mr. Joseph has been Vice President and Secretary and a Director of the Company since 1989. Mr. Joseph has been a General Partner of Joseph Littlejohn & Levy since its inception in 1988. Mr. Joseph has served as President of Lancer since April 1992 and as Secretary and Director of Lancer since July 1989. Mr. Joseph is also on the Board of Directors of Freedom Chemical Company, Foodbrands America, Inc., Hayes Wheels International, Inc., Peregrine, Inc., and Tenet Healthcare Corporation.

     Mr. Levy has been Vice President and Assistant Secretary and a Director of the Company since 1989. Mr. Levy has been a General Partner of Joseph Littlejohn & Levy since its inception in 1988. Mr. Levy has served as Chief Executive Officer and Chairman of the Board of Directors of Lancer since July 1989. Mr. Levy is also on the Board of Directors of Freedom Chemical Company, Foodbrands America, Inc., Hayes Wheels International, Inc., Peregrine, Inc., and Tenet Healthcare Corporation.

     Mr. Bush has been Vice President Finance of the Company since November 1994. From 1990 to 1994, Mr. Bush was Controller for two different aerospace units of Abex Inc. From 1980 to 1990, Mr. Bush was with Arthur Andersen & Co. in the audit and financial consulting practice.

     Mr. Dammon has been Vice President Engineering since 1987. Prior to his present position, Mr. Dammon was Director of Engineering, Manager of New Product Development, Manager of Customer Engineering Service and Gear Design Engineer. Mr. Dammon has been with the Company for over 30 years.

     Mr. Manty has been Vice President Human Resources of the Company since February 1995 and Vice President Total Quality and Human Resources since January 1997. From 1990 to 1995, Mr. Manty was Director of Human Resources for Allied Signal Aerospace. Prior to 1990, Mr. Manty performed labor relations consulting work with Modern Management, Inc. and held senior level human resource positions with Pneumo Corporation and Chrysler Corporation.

     Mr. Sharp has been Vice President of Marketing and Sales of the Company since August, 1996. From 1991 to July 1996, Mr. Sharp served as Director of Program Management for United Defense L.P. and its predecessor

BMY Combat Systems Division. Prior to 1991, Mr. Sharp held senior level positions with General Electric and NWL Control Systems.

     Mr. Ball was President and Chief Executive Officer of the Company from October 1994 to May 1996. Mr. Ball has been a Director of the Company since 1991. From February 1991 through November 1991, Mr. Ball served as President and Chief Executive Officer of Alford Industries (a company which filed for bankruptcy protection and has been liquidated). From December 1991 through September 1994, Mr. Ball was President and Chief Executive Officer of Golding Industries, Inc. From January 1988 through January 1991, Mr. Ball served as President and Chief Executive Officer of DelCorp.

COMPENSATION OF DIRECTORS

     Except for the period October 1994 to December 1996, Mr. Ball receives an annual fee of $30,000 per year for services as a director. No other director receives any additional compensation for services as a director or for serving on committees of the Board of Directors of the Company or for attending meetings.

EXECUTIVE COMPENSATION

     The following table sets forth for each of the fiscal years ending December 31, 1996, 1995 and 1994, the compensation paid to or accrued by (i) Chairman of the Board (the 'Chairman') of the Company and (ii) each of the four most highly compensated executive officers other than the Chairman.

                           SUMMARY COMPENSATION TABLE

                                                                     ANNUAL COMPENSATION
                                                                ------------------------------       ALL OTHER
NAME AND PRINCIPAL POSITION                                     YEAR     SALARY       BONUS(1)    COMPENSATION(2)
-------------------------------------------------------------   ----    --------      --------    ---------------
W.B. Lechman ................................................   1996    $256,668      $ 50,000       $ 135,720
  Chairman of the Board                                         1995     253,891            --         131,363
                                                                1994     253,860        50,803         130,250

Kenneth A. Burns ............................................   1996    $185,279      $100,000       $   3,325
  President and Chief Operating Officer

James R. Dammon .............................................   1996    $114,437      $ 57,000       $   4,988
  Vice President Engineering                                    1995     110,431        65,467           5,524
                                                                1994     104,268        21,992           6,364

Richard A. Bush .............................................   1996    $103,537      $ 52,000       $   5,950
  Vice President Finance                                        1995     100,031        59,300           4,399

Michael M. Manty ............................................   1996    $102,257      $ 52,000       $  24,981
  Vice President Human Resources                                1995      93,495        94,154           5,234

------------------

(1) Amounts shown were earned under the Fairfield Manufacturing Company Management Incentive Compensation Plan.

(2) Amounts shown include contributions by the Company to The Savings Plan For Employees of Fairfield Manufacturing Company, Inc. for the benefit of the named executives, imputed income on life insurance provided by the Company, reimbursement of relocation expenses for Mr. Manty, imputed income on an automobile for Mr. Lechman, and contributions to an insurance company of $110,000 for each of the years shown above to fund a supplemental retirement annuity policy for Mr. Lechman.

                               FY-END SAR VALUES

                                                               NO. OF UNEXERCISED SARS AT    VALUE OF UNEXERCISED SARS
                                                                  FY-END EXERCISABLE/                AT FY-END
NAME                                                                UNEXERCISABLE(1)         EXERCISABLE/UNEXERCISABLE
------------------------------------------------------------   --------------------------    -------------------------
W.B. Lechman................................................            0/63,000                       $ 0/0
James R. Dammon.............................................            0/10,800                         0/0

------------------

(1) Equity Participation Rights (the 'Rights') issued to participants in the Fairfield Manufacturing Company, Inc. Equity Participation Plan (the 'Equity Participation Plan'). Mr. Lechman and Mr. Dammon hold 63,000 and 10,800 Rights, respectively, under the Equity Participation Plan, all of which are fully vested. Each Right entitles Mr. Lechman and Mr. Dammon to receive, upon the occurrence of a Trigger Event (as defined in the Equity Participation Plan), an amount in cash equal to the difference between the Fair Market Value of a Right (as of the Trigger Event) and $16.67, the initial value assigned to each Right.

                               PENSION PLAN TABLE

     The Company maintains the Retirement Plan for Employees of Fairfield Manufacturing Company, Inc., a defined benefit pension plan intended to be qualified under the Internal Revenue Code (the 'Pension Plan').

                                                                   YEARS OF SERVICE(2)
                                        -------------------------------------------------------------------------
REMUNERATION(1)                            5         10         15         20         25         30         35
-------------------------------------   -------    -------    -------    -------    -------    -------    -------
$100,000.............................   $ 6,796    $13,593    $20,389    $27,186    $33,982    $40,778    $42,028
$125,000.............................     8,609     17,218     25,827     34,436     43,044     51,653     53,216
$150,000 and over....................    10,421     20,843     31,264     41,686     52,107     62,528     64,403

------------------

(1) The preceding table illustrates the aggregate pension benefits provided by the Pension Plan calculated on a straight life annuity basis. The amounts set forth in the table are subject to reduction for any Social Security offset. Average annual compensation covered under the Pension Plan is the highest average annual total compensation received from the Company for any 60 month period during the 120 months immediately preceding the participant's separation from service. Annual total compensation for Pension Plan purposes includes all compensation disclosed in the Summary

    Compensation Table.

(2) At December 31, 1996, Messrs. Lechman, Burns, Dammon, Bush, and Manty had 13, 1, 31, 2 and 2 whole years of credited service, respectively, for purposes of calculating their benefits under the Pension Plan.

EMPLOYMENT AGREEMENTS

     The Company entered into an employment agreement with Kenneth A. Burns, effective June 1, 1996.

     Mr. Burns' employment agreement provides that he will serve as President and Chief Operating Officer of the Company. The agreement is for a term that expires on June 1, 1998. The agreement provides for Mr. Burns to receive a base salary of $200,000 or such greater amount as may be determined by the Board of Directors of the Company. In addition, Mr. Burns is eligible to participate in any benefit plan that the Company provides to its executives from time to time.

     Mr. Burns' employment agreement contains restrictions on disclosure by him of confidential information and generally restricts his right to compete with the Company during the term of his employment and for two years thereafter. Mr. Burns' employment pursuant to the agreement is terminable upon his death or disability or by the Company or Mr. Burns for cause (as defined therein) or without cause. Upon Mr. Burns' death or disability prior to June 1, 1998, he or his estate will receive any salary accrued through the termination date. If, prior to June 1, 1998, Mr. Burns' employment is terminated by the Company for cause, or he terminates his employment other than for cause, he will receive his salary accrued through the termination date. In the event

Mr. Burns terminates his employment for cause or the Company terminates his employment without cause prior to June 1, 1998, he will be entitled to his base salary through June 1, 1998.

NEW EQUITY INCENTIVE PLAN

     The Company intends to establish a long-term incentive compensation plan covering the Company's executives and selected other key management employees (the 'New Equity Incentive Plan'). Pursuant to the proposed New Equity Incentive Plan, a participant is expected to be granted incentive compensation awards entitling the participant to a long-term incentive bonus if the Company and the participant achieve certain performance objectives during the performance period specified in the New Equity Incentive Plan.

     Non-cash accruals and cash expenses made pursuant to the New Equity Incentive Plan will reduce the Company's Consolidated Net Income in the year such accruals and expenses are incurred. Pursuant to the terms of the Certificate of Designation and the Exchange Indenture, non-cash accruals and cash expenses made pursuant to the New Equity Incentive Plan will be added back (without duplication and to the extent such accruals or expenses reduce net income) to the Company's Consolidated Net Income (as defined) and Consolidated

EBITDA (as defined) in the manner described herein, thereby increasing the Company's capacity to incur Indebtedness and make Restricted Payments (as defined). See 'Description of New Preferred Stock and Exchange Debentures.'

                           OWNERSHIP OF CAPITAL STOCK

     The following table sets forth information regarding the beneficial ownership of the common stock of the Company by (i) each director of the Company, (ii) the executive officers of the Company listed under the caption 'Management' and (iii) each person known by the Company to beneficially own in excess of 5% of the outstanding shares of the Company's common stock as of December 31, 1996. The number of authorized shares of the Company's capital stock as of December 31, 1996 was 10,150,000, consisting of 10,000,000 shares of common stock and 150,000 shares of preferred stock.

                                                                                             NUMBER OF    PERCENT OF
                                                                NUMBER OF     PERCENT OF       FULLY        FULLY
                                                                 SHARES         SHARES        DILUTED      DILUTED
NAME                                                              OWNED       OUTSTANDING     SHARES        SHARES
-------------------------------------------------------------   ---------     -----------    ---------    ----------
Lancer Industries Inc.(1) ...................................   7,805,000         100%       7,805,000        100%
  450 Lexington Avenue, Suite 3350
  New York, New York 10017

Chase Manhattan Bank, .......................................          --(2)       --               --         --
  as Trustee of the Lancer Industries Inc. Employee Stock
  Ownership Plan
  1 Chase Manhattan Plaza
  New York, New York 10005

Peter A. Joseph .............................................          --(2)       --               --         --

Paul S. Levy ................................................          --(2)       --               --         --

W.B. Lechman ................................................          --          --               --         --

Jess C. Ball ................................................          --          --               --         --

Kenneth A. Burns ............................................          --          --               --         --

Richard A. Bush .............................................          --          --               --         --

James R. Dammon .............................................          --          --               --         --

Michael M. Manty ............................................          --          --               --         --

Frederick G. Sharp ..........................................          --          --               --         --


All directors and executive officers ........................          --          --               --         --
  as a group (9 persons)

------------------
(1) 100% of the common stock of the Company is directly owned by Lancer. Lancer has pledged such shares to the lender under the GE Credit Agreement (as defined) as security for the Company's obligations thereunder.

(2) Lancer, which is currently the owner of 100% of the capital stock of the Company, has one class of common stock, Class B Common Stock, with a par value of $478.44 per share. 10.05 shares, or approximately 57.1%, of the Class B Common Stock, are held by the ESOP. Messrs. Joseph and Levy are participants in the ESOP. Each of Messrs. Joseph and Levy have sole voting power with respect to approximately 4.12 shares of the Class B Common Stock held by the ESOP; and other participants in the ESOP have sole voting power with respect to approximately 1.81 shares of such stock. Messrs. Joseph and Levy, and in limited circumstances the ESOP trustee, have shared investment power with respect to 10.05 shares of such stock. Messrs. Joseph and Levy have been allocated an aggregate of approximately 8.24 shares, or approximately 82.0%, of the Class B Common Stock held by the ESOP (representing 46.8% of the Lancer Class B Common Stock outstanding). Each of Messrs. Joseph and Levy disclaim beneficial ownership of any shares of Class B Common Stock held by the ESOP that have been allocated to other parties. In addition, each of Messrs. Joseph and Levy have the right to purchase approximately 0.26 shares of Class B Common Stock, or approximately 3.0% of the Class B Common Stock in the aggregate. In addition, certain funds affiliated with Mutual Series Fund Inc. beneficially own the remaining 40% of the Lancer Class B Common Stock.

                              RELATED TRANSACTIONS

CONTROLLING STOCKHOLDERS

     The Company is a wholly-owned subsidiary of Lancer. A majority of Lancer's voting stock is owned by the ESOP. Two participants in the ESOP, Messrs. Peter
A. Joseph and Paul S. Levy, collectively have the power to direct the voting of approximately 46.8% of Lancer's common stock. In addition, each of Messrs. Joseph and Levy have the right to purchase an aggregate of approximately 3.0% of Lancer's common stock. As a result, these two participants in the ESOP have the ability to exercise control over the current and future business and affairs of the Company, including the ability to cause or prevent a change of control of the Company, through their ability to elect the Company's Board of Directors and their voting power with respect to actions requiring stockholder approval.

TAX SHARING AGREEMENT

     The Company is included in the affiliated group of which Lancer is the common parent, and the Company's federal taxable income and loss will be included in such group's consolidated tax return filed by Lancer. The Company and Lancer have entered into the Tax Sharing Agreement pursuant to which the Company has agreed to pay to Lancer amounts equal to the taxes that the Company would otherwise have to pay if it were to file separate federal, state or local tax returns (including amounts determined to be due as a result of a redetermination of the tax liability of Lancer). In addition, pursuant to the Tax Sharing Agreement, to the extent that the Company's separate return liability is absorbed by net operating losses or other credits and deductions of Lancer or its subsidiaries (other than the Company and its subsidiaries), Lancer will make a capital contribution to the Company in an amount equal to 50% of such separate return liability. Under certain circumstances, however, such as the Company ceasing to be a member of the Lancer consolidated group or the disallowance by the IRS of the use of Lancer's net operating losses, Lancer no longer would be required to make capital contributions under the Tax Sharing Agreement.

OTHER ARRANGEMENTS WITH LANCER

     From time to time, Lancer incurs legal, accounting and miscellaneous other expenses on behalf of the Company. In fiscal 1996, 1995 and 1994, the Company made aggregate payments to Lancer in respect of such expenses incurred by Lancer on the Company's behalf in the amounts of approximately $0.6 million, $0.6 million and $0.5 million, respectively.

     On December 5, 1996, the Company declared and paid a $17.0 million dividend to Lancer (the '1996 Dividend') and made a $3.0 million advance to Lancer (the '1996 Advance'). On February 10, 1997, the Company declared and paid a dividend to Lancer of approximately $3.1 million, the proceeds of which dividend were used by Lancer to repay in full the principal amount of the 1996 Advance, together with all interest accrued thereon through the repayment date.

     The proceeds of the 1996 Dividend and the 1996 Advance were used by Lancer to redeem $20.0 million aggregate liquidation preference of the Lancer Preferred Stock. As of December 31, 1996 (after giving effect to the $20.0 million redemption made in December 1996), there was approximately $53 million aggregate liquidation preference of Lancer Preferred Stock outstanding. On March 12, 1997, Lancer redeemed approximately $47.7 million aggregate liquidation preference of the Lancer Preferred Stock from the proceeds of the dividend paid by the Company from the net proceeds of the Initial Offering. Lancer expects that all remaining shares of Lancer Preferred Stock will be redeemed from Lancer's available cash.

FIRST COLONY FARMS MERGER

     On March 27, 1997, First Colony Farms, Inc., a Delaware corporation and wholly-owned subsidiary of Lancer ('First Colony'), merged with and into the Company, with the Company being the surviving corporation of the merger. Immediately prior to the merger, First Colony had (i) no known liabilities (including contingent liabilities) and (ii) assets consisting of approximately $10,000 in cash and certain net operating loss carry forwards. The merger complied with the requirements of the Existing Indenture and the Certificate of Designation governing the Existing Preferred Stock. In addition, the agent and lender under the Credit Agreement consented to the merger. Following the merger, the Company will continue to make payments to Lancer under the Tax Sharing Agreement in accordance with its past practice.

                      DESCRIPTION OF EXISTING INDEBTEDNESS

GE CREDIT AGREEMENT

     The Company, T-H Licensing and General Electric Capital Corporation ('GE') are party to the Credit Agreement, dated as of July 7, 1993, as amended (the 'GE Credit Agreement'). The Credit Agreement provides for (i) $33.0 million in term loans (the 'Term Loans') and (ii) a $20.0 million revolving credit facility (the 'Revolving Credit Facility' and, together with the Term Loans, the 'Credit Facilities'), including up to $1.0 million under a letter of credit subfacility, subject to borrowing base availability. At the Company's option, the Revolving Credit Facility commitment may be increased by up to $5.0 million, subject to the satisfaction of certain conditions. As of December 31, 1996 and March 31, 1997, total borrowings under the Credit Facilities were $33.0 million and approximately $29.3 million, respectively, comprising $33.0 million and approximately $29.3 million in Term Loans, respectively, and no borrowings under the Revolving Credit Facility as of such dates. The following description of the Credit Facilities does not purport to be complete and is qualified in its entirety by reference to the GE Credit Agreement, a copy of which is available from the Company upon request.

     The Term Loans mature on December 31, 2000 and commitments under the Revolving Credit Facility terminate on July 1, 2001. The Term Loans are payable quarterly on February 15, May 15, August 15 and November 15 of each year beginning in 1997 as follows: $3.0 million in 1997, $4.0 million in 1998, $7.0 million in 1999 and $9.0 million in 2000. The balance of the Term Loans, in the amount of $7.0 million (after giving effect to a $3.0 million prepayment in March 1997) is payable on December 31, 2000.

     Interest under the Credit Facilities is payable at one of the two specified rates, as selected by the Company, as follows: (i) 0.75% per annum over the higher of (x) the highest prime rate announced by any of the five largest member banks of the New York Clearing Association or (y) the published rate for ninety-day dealer commercial paper or (ii) 2.25% per annum over a rate calculated based on the one, two, three or six month eurodollar rate. Overdue amounts under the Credit Facilities bear interest at the applicable interest rate plus 2.00%. On or after January 1, 1998, the applicable margin on eurodollar rate loans will vary from 1.75% per annum to 2.25% per annum (in the case of the Term Loans) and from 1.50% per annum to 2.00% per annum (in the case of advances under the Revolving Credit Facility) based on the ratio of the Company's Consolidated EBITDA to Consolidated Net Interest Expense for the preceding fiscal quarter.

     The Company has agreed to pay certain customary fees and commissions to GE under the Credit Agreement, including (i) an unused facility fee based on the average unused daily balance of the Revolving Credit Facility, (ii) an annual administrative fee and (iii) letter of credit fees based on the outstanding face amount of letters of credit arranged for under the Credit Agreement, together with all fees paid by GE to any issuing bank in respect of the letter of credit subfacility.

     The GE Credit Agreement permits the Company to make optional prepayments under the Credit Facilities upon, in certain cases, payment of certain premiums, costs and expenses. In addition, the Credit Agreement requires the Company to make annual prepayments on the Term Loans in an amount equal to 50% of the Company's Consolidated Excess Cash Flow (as defined in the Credit Agreement) applied in the inverse order of maturity of the remaining installments due on the Term Loans. In addition, the Company is required to make prepayments on the Term Loans in an amount equal to the net proceeds received from (i) permitted dispositions of assets out of the ordinary course of business by the Company or its subsidiaries, (ii) 50% of net proceeds from permitted equity offerings by the Company or its subsidiaries (excluding the net proceeds from this Offering) and (iii) pension plan reversions, all applied in inverse order of maturity of the remaining installments due on the Term Loans.

     Borrowings under the Credit Facilities are guaranteed by T-H Licensing and any future subsidiaries of the Company. Indebtedness under the Credit Facilities is secured by a pledge of the Company's common stock owned by Lancer and a lien on, and security interest in, substantially all of the Company's assets, including, without limitation, all capital stock of subsidiaries, real estate, equipment, inventory, accounts receivable and cash. The guarantee by T-H Licensing and any other subsidiary guarantor is secured by substantially all personal property of such guarantor.

     The GE Credit Agreement contains certain restrictive covenants that, among other things, impose limitations (subject to certain exceptions) on the Company (and in certain cases the Company's subsidiaries) with respect to: (i) certain dispositions of property; (ii) restrictions on certain fundamental changes, including, among other things, mergers, consolidations, liquidations, wind-ups or dissolutions, transfers of all or substantially all of the assets of the Company or its subsidiaries, and certain acquisitions; (iii) dividend payments and other distributions with respect to the Company's capital stock, payments with respect to subordinated indebtedness and purchases or redemptions of warrants or securities; (iv) restrictions on certain amendments to the Existing Indenture and, following the Offering, the Certificate of Designation; (v) the creation or incurrence of certain liens; (vi) the incurrence of indebtedness;
(vii) transactions with affiliates; (viii) sale and leaseback transactions; (ix) investments, loans, advances or capital contributions by the Company; (x) the maintenance of bank accounts; (xi) the cancellation of any material claim; (xii) the taking, or the failure to take, certain actions with respect to the Tax Sharing Agreement; (xiii) capital expenditures exceeding certain specified amounts; and (xiv) operating leases. The GE Credit Agreement also requires that
(i) the ratio of consolidated current assets to consolidated current liabilities, (ii) the ratio of Consolidated Cash Flow to Consolidated Fixed Charges and (iii) the ratio of Consolidated EBITDA to Consolidated Net Interest Expense not be less than certain specified amounts.

     The GE Credit Agreement also contains (i) certain customary affirmative covenants (including a covenant requiring the Company to deposit amounts collected in respect of inventory and accounts receivable on a daily basis into certain lockbox accounts), (ii) certain customary events of default (including events of default upon the occurrence of any material breach by the Company under the Tax Sharing Agreement, any Change of Control (as defined below) and the Company's failure to pay when due, upon acceleration or otherwise, $3 million or more of indebtedness, including indebtedness in respect of the Existing Notes) and (iii) certain customary representations and warranties.

     In February 1997, the Company and GE entered into an amendment to the GE Credit Agreement to, among other things, permit the Initial Offering and the Exchange Offer and the payment of cash dividends on the Preferred Stock.

  CERTAIN DEFINITIONS

     The following definitions are used in the GE Credit Agreement:

     'Change of Control' means (a) the sale, in one or a series of related transactions, of all or substantially all of the Company's assets as an entirety to any person or related group of persons, (b) except as permitted under the GE Credit Agreement, the merger or consolidation of the Company with or into another person or the consolidation or merger of any other person with or into the Company, (c) the failure of Lancer at any time (i) to maintain in the aggregate a direct or indirect beneficial interest in the Company at least equal to 50% of the entire beneficial equity interest held by all persons in the Company or (ii) to own beneficially, directly or indirectly, capital stock representing voting control of the Company or (d) a 'Change of Control' as defined in the Existing Indenture or any other indenture or governing instrument with respect to any subordinated indebtedness.

     'Consolidated Cash Flow' means, for any period, without duplication, the sum of: (a) Consolidated EBITDA for such period, plus (b) all payments made by the Company and its subsidiaries pursuant to operating leases during such period, less (c) capital expenditures made by the Company and its subsidiaries during such period, plus (d) all tax capital contributions made to the Company during such period and all other capital contributions made to the Company during such period by any of its affiliates, in each case determined on a consolidated basis in accordance with generally accepted accounting principles.

     'Consolidated EBITDA' means, for any period, the sum of (a) Consolidated Net Income for such period, plus (b) Consolidated Net Interest Expense for such period, plus (c) all taxes computed on a stand-alone basis for the Company and its subsidiaries accrued for such period on or measured by income, to the extent treated as expense in the determination of Consolidated Net Income for such period, plus (d) all depreciation and amortization of fees or intangibles of any kind for such period, to the extent treated as expense in the determination of Consolidated Net Income for such period, in each case determined on a consolidated basis in accordance with generally accepted accounting principles.

     'Consolidated Excess Cash Flow' means, for any period, (a) Consolidated Cash Flow for such period, plus (b) any decrease in Consolidated Working Capital of the Company and its subsidiaries during such period, plus (c) the cash portion of extraordinary gains during such period, less (d) any increase in Consolidated Working Capital of the Company and its subsidiaries during such period, less (e) consolidated Fixed Charges (exclusive of Consolidated Net Interest Expense) for such period, less (f) net cash interest expense for such periods, less (g) the Cash portion of extraordinary losses for such period, less
(h) Permitted Dividends (as defined in the GE Credit Agreement) declared and paid during such period.

     'Consolidated Fixed Charges' means, for any period, without duplication, the sum of (a) Consolidated Net Interest Expense for such period (including, without limitation, under capital leases), plus (b) scheduled amortization during such period of the principal balance of the Term Loan, plus (c) all payments made by the Company and its subsidiaries pursuant to operating leases during such period, plus (d) all taxes payable by the Company and its subsidiaries during such period, including all amounts paid or payable to Lancer under the Tax Sharing Agreement during such period (without giving effect to any corresponding capital contribution or other reduction therein provided for in the Tax Sharing Agreement), plus (e) all payments made by the Company in cash during such period as permitted under the restricted payments provisions of the GE Credit Agreement (to the extent not added or subtracted in calculating Consolidated Cash Flow), in each case determined on a consolidated basis in accordance with generally accepted accounting principles.

     'Consolidated Net Income' means, for any period, the net income (or loss) after taxes of the Company and its subsidiaries for such period, determined on a consolidated basis in accordance with generally accepted accounting principles, but without giving effect to extraordinary losses or gains for such period or to non-operating or non-cash items of income or expense (or expenses relating to LIFO reserves) during such period, and excluding net income (or loss) of any person other than the Company and its subsidiaries that is included in the determination of such net income (or loss) except to the extent of dividends or distributions paid to the Company or its subsidiaries.

     'Consolidated Net Interest Expense' means, for any period, the gross interest expense of the Company and its subsidiaries for such period, plus (a) the portion of the upfront costs and expenses for interest rate contracts (to the extent not included in gross interest expense) fairly allocated to such interest rate contracts as expenses for such period, less interest income (to the extent not deducted from gross interest expense), interest rate contracts payments received and amortized debt discount and deferred financing fees (to the extent not deducted from gross interest expense) of the Company and its subsidiaries for such period, in each case determined on a consolidated basis in accordance with generally accepted accounting principles.

     'Consolidated Working Capital' means consolidated current assets minus consolidated current liabilities.

EXISTING NOTES


     The following summary of certain terms of the Existing Notes and the Existing Indenture does not purport to be complete and is subject to, and qualified in its entirety by, reference to the provisions of the Existing Indenture, including the definitions of certain terms contained therein and those terms made part of the Existing Indenture by reference to the Trust Indenture Act of 1939, as amended. Copies of the Existing Indenture are available from the Company upon request.

     As of December 31, 1996, the aggregate principal amount of Existing Notes outstanding was $85.0 million. The Existing Notes are general unsecured obligations of the Company, subordinated in right of payment to all existing and future 'senior indebtedness' (as defined in the Existing Indenture), including borrowings under the Credit Agreement. The Existing Notes will mature on July 1, 2001. The Existing Notes bear interest at a rate of 11.375% per annum, payable semiannually in arrears on January 1 and July 1 of each year.

     The Existing Notes are redeemable at the option of the Company, in whole or in part, at any time on or after July 1, 1998 at a redemption price equal to 104.250% of the principal amount thereof during the twelve-month period beginning on July 1, 1998, 102.125% of the principal amount thereof during the twelve-month period beginning on July 1, 1999 and 100% of the principal amount thereof after July 1, 2000, together with accrued and unpaid interest to the redemption date.

     Under the Existing Indenture, in the event of a 'change of control' (as defined below) the Company will be required to make an offer to purchase all outstanding Existing Notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. The Existing Indenture provides that a 'change of control' will occur in the event that any one or more of the following events occurs: (a) any 'person' or 'group' (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), excluding Permitted Holders, is or becomes the 'beneficial owner' (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have 'beneficial ownership' of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total Voting Stock of the Company; (b) the Company consolidates with, or merges with or into, another person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any person, or any person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction where (i) the outstanding Voting Stock of the Company is converted into or exchanged for (1) Voting Stock (other than Redeemable Capital Stock) of the surviving or transferee corporation or (2) cash, securities and other property in an amount which could be paid by the Company as a restricted payment under the Existing Indenture and (ii) immediately after such transaction no 'person' or 'group' (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), excluding Permitted Holders, is the 'beneficial owner' (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have 'beneficial ownership' of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total Voting Stock of the surviving or transferee corporation; or (c) during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or persons whose election as directors or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office. 'Redeemable Capital Stock' means any class or series of Capital Stock that, whether by its terms, by the terms of any security into which it is convertible or exchangeable or by contact or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed prior to any Stated Maturity (as defined) of the Existing Notes or is redeemable at the option of the holder thereof at any time prior to any Stated Maturity of the Existing Notes, or, at the option of the holder thereof, is convertible into or exchangeable for debt securities at any time prior to any Stated Maturity of the Existing Notes. 'Stated Maturity' means, when used with respect to any Existing Note or any installment of interest thereon, the date specified in such Existing Note as the fixed date on which any principal of such Existing Note or such installment of interest is due and payable, and when used with respect to any other Indebtedness or any installments of interest thereon, means any date specified in the instrument governing such Indebtedness as the fixed date on which the principal of such Indebtedness, or such installment of interest thereon, is due and payable.

     The Existing Indenture contains certain covenants that, among other things (and subject to certain exceptions), restrict the incurrence of additional Indebtedness, the payment of dividends on, and redemptions of capital stock and subordinated indebtedness, the making of investments, transactions with affiliates, the sale of certain assets, the issue and sale of preferred stock of Restricted Subsidiaries, the incurrence of liens, the incurrence of restrictions on the ability of Restricted Subsidiaries to pay dividends or other payments, the making of certain guarantees by Restricted Subsidiaries, the incurrence of other senior subordinated indebtedness, the issuance and sale of preferred stock by Restricted Subsidiaries, and the ability of the Company to engage in certain mergers or consolidations or to transfer all or substantially all of its assets to another person. In addition, the Existing Indenture contains certain customary events of default (including upon the Company's failure to pay when due, upon acceleration or otherwise, $5 million or more of indebtedness, including indebtedness under the Credit Agreement).

                          DESCRIPTION OF CAPITAL STOCK

     Immediately prior to the Exchange Offer, the authorized capital stock of the Company will consist of (i) 10,000,000 shares of common stock, par value $.01 per share, of which 7,805,000 shares were issued and outstanding and owned of record and beneficially by Lancer and (ii) 250,000 shares of preferred stock, consisting of (a) 50,000 shares of Existing Preferred Stock issued and outstanding, (b) 75,000 shares of Existing Preferred Stock reserved for issuance pursuant to the terms of the Certificate of Designation governing the Existing Preferred Stock and (c) 125,000 shares of New Preferred Stock reserved for issuance in connection with the Exchange Offer and pursuant to the terms of the Certificate of Designation governing the New Preferred Stock.

     100% of the issued and outstanding shares of the Company's common stock are owned by Lancer. The Company issues common stock to Lancer from time to time in connection with capital contributions made by Lancer under the Tax Sharing Agreement. Upon liquidation, dissolution or winding up of the Company, the holders of the Company's common stock are entitled to ratably share in all assets available for distribution after payment in full of creditors and holders of the New Preferred Stock. Lancer has pledged the shares of the Company's common stock that it owns to GE as security for the Company's obligations under the GE Credit Agreement. Subject to the terms of the Company's existing debt agreements and the terms of the Certificate of Designation, the Company may pay dividends on its common stock if, when and as declared by the Board of Directors from legally available funds.

                               THE EXCHANGE OFFER

     The summary herein of certain provisions of the Registration Agreement does not purport to be complete and reference is made to the provisions of the Registration Agreement, which has been filed as an exhibit to the Registration Statement and a copy of which is available as set forth under the heading 'Available Information.'

TERMS OF THE EXCHANGE OFFER

General

     In connection with the issuance of the Existing Preferred Stock pursuant to a Securities Purchase Agreement, dated as of March 7, 1997, between the Company and the Initial Purchaser, the Initial Purchaser and their respective assignees became entitled to the benefits of the Registration Agreement.

     Under the Registration Agreement, the Company has agreed (i) to use its best efforts to file with the Commission within 30 days of the Issue Date, the Registration Statement of which this Prospectus is a part with respect to a registered offer to exchange the Existing Preferred Stock for the New Preferred Stock, (ii) to use its best efforts to cause the Registration Statement to be declared effective under the Securities Act within 150 days after the Issue Date and (iii) to use its best efforts to consummate the Exchange Offer within 180 calendar days after the Issue Date. The Company will keep the Exchange Offer open for not less than 30 days after the date notice of the Exchange Offer is mailed to holders of the Existing Preferred Stock. The Exchange Offer being made hereby, if commenced and consummated within the time periods described in this paragraph, will satisfy those requirements under the Registration Agreement.


     Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, all Existing Preferred Stock validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date will be accepted for exchange. New Preferred Stock will be issued in exchange for an equal liquidation preference of outstanding Existing Preferred Stock accepted in the Exchange Offer. Existing Preferred Stock may be tendered only in integral multiples of $1,000. This Prospectus, together with the Letter of Transmittal, is being sent to all registered holders as of June 11, 1997. The Exchange Offer is not conditioned upon any minimum principal amount of Existing Preferred Stock being tendered for exchange. However, the obligation to accept Existing Preferred Stock for exchange pursuant to the Exchange Offer is subject to certain conditions as set forth herein under '--Conditions.'


     Existing Preferred Stock shall be deemed to have been accepted as validly tendered when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders of Existing Preferred Stock for the purposes of receiving the New Preferred Stock and delivering New Preferred Stock to such holders.

     Based on interpretations by the Staff of the Commission as set forth in no-action letters issued to third parties (including Exxon Capital Holding Corp. (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5,
1991) and K-III Communications Corporation (available May 14, 1993) the Company believes that the New Preferred Stock issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder that is a broker-dealer or an 'affiliate' of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that (i) such New Preferred Stock is acquired in the ordinary course of such holder's business, (ii) at the time of the commencement of the Exchange Offer such holder has no arrangement with any person to participate in a distribution of such New Preferred Stock and (iii) such holder is not engaged in, and does not intend to engage in, a distribution of such New Preferred Stock. The Company has not sought, and does not intend to seek, a no-action letter from the Commission with respect to the effects of the Exchange Offer, and there can be no assurance that the Staff would make a similar determination with respect to the New Preferred Stock as it has in such no-action letters.

     By tendering Existing Preferred Stock in exchange for New Preferred Stock and executing the Letter of Transmittal, each holder will represent to the Company that: (i) it is not an affiliate of the Company, (ii) any New Preferred Stock to be received by it will be acquired in the ordinary course of such holder's business and (iii) at the time of the commencement of the Exchange Offer it had no arrangement with any person to participate in a distribution of the New Preferred Stock and, if such holder is not a broker-dealer, it is not engaged in, and does not intend to engage in, a distribution of New Preferred Stock. If a holder of Existing Preferred Stock is unable to make the foregoing representations, such holder may not rely on the applicable interpretations of the Staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction unless such sale is made pursuant to an exemption from such requirements.

     Each broker-dealer that receives New Preferred Stock for its own account in exchange for Existing Preferred Stock where such Existing Preferred Stock was acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Preferred Stock. See 'Plan of Distribution.'

     Upon consummation of the Exchange Offer, subject to certain limited exceptions, holders of Existing Preferred Stock who do not exchange their Existing Preferred Stock for New Preferred Stock in the Exchange Offer will no longer be entitled to registration rights under the Registration Agreement and will not be able to offer or sell their Existing Preferred Stock, unless such Existing Preferred Stock is subsequently registered under the Securities Act (which, subject to certain limited exceptions, the Company will have no obligation to do), except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Expiration Date; Extensions; Amendments; Termination


     The term 'Expiration Date' shall mean July 16, 1997 (30 calendar days following the commencement of the Exchange Offer), unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term 'Expiration Date' shall mean the latest date to which the Exchange Offer is extended. Notwithstanding any extension of the Exchange Offer, if the Exchange Offer is not consummated within 180 days after the Issue Date, the interest rate borne by the Existing Preferred Stock will increase as provided in the Certificate of Designation governing the Existing Preferred Stock.


     To extend the Expiration Date, the Company will notify the Exchange Agent of any extension by oral or written notice and will notify the holders of the Existing Preferred Stock by means of a press release or other public announcement prior to 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. Such announcement may state that the Company is extending the Exchange Offer for a specified period of time.

     The Company reserves the right (i) to delay acceptance of any Existing Preferred Stock, to extend the Exchange Offer or to terminate the Exchange Offer and not permit acceptance of Existing Preferred Stock not previously accepted if any of the conditions set forth herein under '--Conditions' shall have occurred and shall not have been waived by the Company, by giving oral or written notice of such delay, extension or termination to the Exchange Agent, or (ii) to amend the terms of the Exchange Offer in any manner deemed by it to be advantageous to the holders of the Existing Preferred Stock. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the Exchange Agent. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the Existing Preferred Stock of such amendment.

     Without limiting the manner in which the Company may choose to make public announcement of any delay, extension, amendment or termination of the Exchange Offer, the Company shall have no obligations to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

DIVIDENDS ON THE NEW PREFERRED STOCK

     The New Preferred Stock will accumulate dividends at the rate of 11 1/4% per annum from the last dividend payment date on which dividends were paid on the shares of Existing Preferred Stock surrendered in exchange therefor or, if no dividends have been paid, from the Issue Date of the Existing Preferred Stock. Dividends on the New Preferred Stock are payable on March 15 and September 15 of each year, commencing September 15, 1997.

PROCEDURES FOR TENDERING

     To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date. In addition, either (i) a timely confirmation of a book-entry transfer (a 'Book-Entry Confirmation') of such Existing Preferred Stock into the Exchange Agent's account at The Depository Trust Company (the 'Book-Entry Transfer Facility') pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date or (ii) the holder must comply with the guaranteed delivery procedures described below. Holders can execute the tender through the DTC Automated Tender Offer Program ("ATOP") for which the transaction will be eligible. DTC participants should transmit their acceptance to DTC which will verify the acceptance, execute a book-entry delivery to the Exchange Agent's account at DTC and send an Agent's Message (as defined herein) to the Exchange Agent for its acceptance. See "--Book-Entry Transfer." THE METHOD OF DELIVERY OF LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC AND ANY ACCEPTANCE OF AGENT'S MESSAGES TRANSMITTED THROUGH ATOP,
IS AT THE ELECTION AND RISK OF THE HOLDERS. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR OTHER REQUIRED DOCUMENTS SHOULD BE SENT TO THE COMPANY. Delivery of all documents must be made to the Exchange Agent at its address set forth below. Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such holders.

     The tender by a holder of Existing Preferred Stock will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal. Any beneficial owner whose Existing Preferred Stock is registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on his behalf.

     Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by any member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an 'eligible guarantor' institution within the meaning of Rule 17Ad-15 under the Exchange Act (each an 'Eligible Institution') unless the Existing Preferred Stock tendered pursuant thereto is tendered for the account of an Eligible Institution.

     If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

     All questions as to the validity, form, eligibility (including time of receipt) and withdrawal of the tendered Existing Preferred Stock will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Existing Preferred Stock not properly tendered or any Existing Preferred Stock which, if accepted, would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any irregularities or conditions of tender as to particular Existing Preferred Stock. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Existing Preferred Stock must be cured within such time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Existing Preferred Stock, nor shall any of them incur any liability for failure to give such notification. Tenders of Existing Preferred Stock will not be deemed to have been made until such irregularities have been cured or waived. Any Existing Preferred Stock received by the Exchange Agent that is not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to such holder by the Exchange Agent, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

     In addition, the Company reserves the right in its sole discretion, subject to the provisions of the respective Certificates of Designation governing the Preferred Stock, to (i) purchase or make offers for any Existing Preferred Stock that remains outstanding subsequent to the Expiration Date or, as set forth under

'--Conditions', to terminate the Exchange Offer in accordance with the terms of the Registration Agreement, (ii) to redeem Existing Preferred Stock as a whole or in part at any time and from time to time, as set forth under 'Description of New Preferred Stock and Exchange Debentures--Optional Redemption' and (iii) to the extent permitted by applicable law, purchase Existing Preferred Stock in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

ACCEPTANCE OF EXISTING PREFERRED STOCK FOR EXCHANGE; DELIVERY OF NEW PREFERRED STOCK

     Upon satisfaction or waiver of all of the conditions to the Exchange Offer, all shares of Existing Preferred Stock properly tendered will be accepted on the first business day after the Expiration Date, and the New Preferred Stock will be issued promptly after acceptance of the Existing Preferred Stock. See '--Conditions.' For purposes of the Exchange Offer, Existing Preferred Stock shall be deemed to have been accepted as validly tendered for exchange when, as and if the Company has given oral or written notice thereof to the Exchange Agent.

     In all cases, issuance of shares of New Preferred Stock for shares of Existing Preferred Stock that is accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of a Book-Entry Confirmation of such Existing Preferred Stock into the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Existing Preferred Stock is not accepted for any reason set forth in the terms and conditions of the Exchange Offer, such unaccepted or such nonexchanged Existing Preferred Stock will be credited to an account maintained with such Book-Entry Transfer Facility as promptly as practicable after the expiration or termination of the Exchange Offer.

BOOK-ENTRY TRANSFER


     The Exchange Agent will make a request to establish an account with respect to the Existing Preferred Stock at the Book-Entry Transfer Facility for purposes of the Exchange Offer within two business days after the date of this Prospectus. Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Existing Preferred Stock by causing the Book-Entry Transfer Facility to transfer such Existing Preferred Stock into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, the Letter of Transmittal or facsimile thereof with any required signature guarantees or an Agent's Message and any other required documents must, in any case, be transmitted to and received by the Exchange Agent at one of the addresses set forth below under '--Exchange Agent' on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with. Delivery of documents to DTC does not constitute delivery to the Exchange Agent. The term "Agent's Message" means a message transmitted to DTC to, and received by, the Exchange Agent and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the Existing Preferred

Stock that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that the Company may enforce such agreement against such participant.


GUARANTEED DELIVERY PROCEDURES

     If the procedures for book-entry transfer cannot be completed on a timely basis, a tender may be effected if (i) the tender is made through an Eligible Institution, (ii) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and Notice of Guaranteed Delivery, substantially in the form provided by the Company (by facsimile transmission, mail or hand delivery), or an Agent's Message with respect to guaranteed delivery that is accepted by the Company, setting forth the name and address of the holder of Existing Preferred Stock and the amount of Existing Preferred Stock tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange ('NYSE') trading days after the date of execution of the Notice of Guaranteed Delivery, a Book-Entry Confirmation and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent and (iii) a Book-Entry Confirmation and all other documents required by the Letter of Transmittal are received by the Exchange Agent within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

WITHDRAWAL OF TENDERS

     Tenders of Existing Preferred Stock may be withdrawn at any time prior to 5:00 p.m., New York City time on the Expiration Date.

     For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent prior to 5:00 p.m., New York City time on the Expiration Date at one of the addresses set forth below under '--Exchange Agent.' Any such notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility from which the Existing Preferred Stock was tendered, identify the principal amount of the Existing Preferred Stock to be withdrawn, and specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Existing Preferred Stock and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notice will be determined by the Company, whose determination shall be final and binding on all parties. Any Existing Preferred Stock so withdrawn will be deemed not be have been validly tendered for exchange for purposes of the Exchange Offer. Any Existing Preferred Stock which has been tendered for exchange but which is not exchanged for any reason will be credited to an account maintained with such Book-Entry Transfer Facility for the Existing Preferred Stock as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Existing Preferred Stock may be retendered by following one of the procedures described under '--Procedures for Tendering' and '--Book-Entry Transfer' above at any time on or prior to the Expiration Date.

CONDITIONS

     The Company has no obligation to consummate the Exchange Offer if the Company or the holders of a majority in aggregate liquidation preference of the Existing Preferred Stock reasonably determines in good faith (after conferring with counsel) that (i) the New Preferred Stock to be received by such holder or holders of Existing Preferred Stock in the Exchange Offer, upon receipt, will not be tradable by such holder without restriction under the Securities Act and the Exchange Act and without material restrictions under the 'blue sky' or securities laws of the several states of the United States, (ii) the interests of the holder of the Existing Preferred Stock would be materially adversely affected by consumation of the Exchange Offer or (iii) the Commission is unlikely to permit the consumation of the Exchange Offer within 180 days of the Issue Date. In the event that the Company is not obligated to consumate the Exchange Offer as a result of the occurence of one of the foregoing events, then the Company shall be obligated to file a shelf registration statement with respect to the Existing Preferred Stock and keep such shelf registration statement continuously effective for three years.

EXCHANGE AGENT

     United States Trust Company of New York has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance and requests for additional copies of this Prospectus or of the Letter of Transmittal should be directed to the Exchange Agent addressed as follows:

                        By Mail:                                           By Hand to 4:30 p.m.:
              United States Trust Company                               United States Trust Company
                      of New York                                               of New York
                      P.O. Box 843                                              111 Broadway
                     Cooper Station                                          New York, New York
                New York, New York 10006                                           10006
             Attn: Corporate Trust Services                          Attn: Lower Level Corporate Trust
                                                                                   Window
            By Overnight Courier and By Hand
                    after 4:30 p.m.:                                           By Facsimile:
                                                                               (212) 420-6152
              United States Trust Company                             (For Eligible Institutions Only)
                      of New York                                              By Telephone:
                770 Broadway, 13th floor                                       (800)548-6565
                New York, New York 10003
            Attn: Corporate Trust Redemption
                          Unit


FEES AND EXPENSES

     The expenses of soliciting tenders pursuant to the Exchange Offer will be borne by the Company. The principal solicitation for tenders pursuant to the Exchange Offer is being made by mail; however, additional solicitations may be made by telegraph, telephone, telecopy or in person by officers and regular employees of the Company.

     The Company will not make any payments to brokers, dealers or other persons soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith. The Company may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of the Prospectus and related documents to the beneficial owners of the Existing Preferred Stock, and in handling or forwarding tenders for exchange.

     The expenses to be incurred in connection with the Exchange Offer will be paid by the Company, including fees and expenses of the Exchange Agent and accounting, legal, printing and related fees and expenses but excluding certain commissions, if any, relating to a holder's disposition of its shares of Existing Preferred Stock in connection with the Exchange Offer.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Holders of Existing Preferred Stock who do not exchange their Existing Preferred Stock for New Preferred Stock pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Existing Preferred Stock as set forth in the legend thereon as a consequence of the issuance of the Existing Preferred Stock pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Existing Preferred Stock may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Existing Preferred Stock under the Securities Act. To the extent that Existing Preferred Stock is tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Existing Preferred Stock could be adversely affected.

           DESCRIPTION OF NEW PREFERRED STOCK AND EXCHANGE DEBENTURES

                            THE NEW PREFERRED STOCK

     The summary contained herein of certain provisions of the New Preferred Stock to be issued by the Company in connection with the Exchange Offer does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Certificate of Designation relating thereto. A copy of the form of Certificate of Designation for the New Preferred Stock is filed as an exhibit to the Registration Statement of which this is part. The definitions of certain capitalized terms used in the following summary are set forth under '--Certain Definitions' below. Other capitalized terms used herein and not otherwise defined under '--Certain Definitions' below are defined in the Certificate of Designation.

GENERAL

     The Company is authorized to issue 250,000 shares of preferred stock, par value $.01 per share. The Board of Directors has adopted resolutions designating 125,000 of such shares of preferred stock as Existing Preferred Stock and has filed a Certificate of Designation with respect thereto with the Secretary of State of the State of Delaware as required by Delaware law. On or prior to the exchange of the New Preferred Stock for the Existing Preferred Stock, the Board of Directors will adopt resolutions designating 125,000 of such shares of preferred stock as New Preferred Stock and will file a Certificate of Designation with respect thereto with the Secretary of State of Delaware as required by Delaware law. The shares of New Preferred Stock so designated will be issued in connection with the Exchange Offer or will be reserved for issuance as dividends in the event the Company elects (in accordance with the terms of the Certificate of Designation governing the New Preferred Stock) to pay dividends on the New Preferred Stock by issuing additional shares (including fractional shares) of such stock (but not less than $1.00). See '--Dividends' below. Other than untendered or tendered but unaccepted shares of Existing Preferred Stock, no other shares of preferred stock of the Company will be outstanding upon consummation of the Exchange Offer. Subject to certain conditions, if and only to the extent permitted by any Indebtedness of the Company then outstanding, the New Preferred Stock is exchangeable for Exchange Debentures at the option of the Company on any Dividend Payment Date on or after July 2, 2001. The New Preferred Stock, when issued and paid for by the Initial Purchaser in accordance with the terms of the purchase agreement, will be fully paid and non-assessable and holders thereof will not have any subscription or preemptive rights in connection therewith.

RANKING

     The New Preferred Stock will, with respect to dividend rights and rights on liquidation, winding-up and dissolution, rank (i) senior to all classes of Common Stock of the Company and to each other class of Capital Stock or series of Preferred Capital Stock established after the Offering by the Board of Directors of the Company the terms of which do not expressly provide that it ranks senior to, or on a parity with, the New Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Company (collectively referred to, together with all classes of common stock of the Company, as 'Junior Stock'); (ii) subject to certain conditions, on a parity with each other class of Capital Stock or series of Preferred Capital Stock issued by the Company established after the Offering by the Board of Directors of the Company the terms of which expressly provide that such class or series will rank on a parity with the New Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution (collectively referred to as 'Parity Stock'); and (iii) subject to certain conditions, junior to each class of Capital Stock or series of Preferred Capital Stock established after the date hereof by the Board of Directors of the Company the terms of which expressly provide that such class or series will rank senior to the New Preferred Stock as to dividend rights and rights upon liquidation, winding-up and dissolution of the Company (collectively referred to as the 'Senior Stock'). The New Preferred Stock will be subject to the issuance of series of Junior Stock, Parity Stock and Senior Stock; provided, that the Company may not issue any new class of Parity Stock or Senior Stock (or amend the provisions of any existing class of capital stock to make such class of stock Parity Stock or Senior Stock) without the approval of the holders of at least a majority of the shares of New Preferred Stock then outstanding, voting or consenting, as the case may be, together as one class.

DIVIDENDS

     Holders of New Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds legally available therefor, cash dividends on the New Preferred Stock at a rate per annum equal to 11 1/4% of the then effective liquidation preference per share of the New Preferred Stock, payable semi-annually. In the event that dividends on the New Preferred Stock are in arrears and unpaid for more than three semi-annual dividend periods occurring after March 15, 2002 (whether or not consecutive), holders of New Preferred Stock will be entitled to certain voting rights. See '--Voting Rights.' All dividends will be cumulative, whether or not earned or declared, on a daily basis from the last dividend payment date on which dividends were paid on the shares of Existing Preferred Stock surrendered in exchange thereafter or, if no dividends have been paid, from the Issue Date and will be payable semi-annually in arrears on March 15 and September 15 of each year, commencing on September 15, 1997 to holders of record on the March 1 and September 1, immediately preceding the relevant Dividend Payment Date. The Credit Agreement and the Existing Indenture limit the Company's ability to pay cash dividends on its Capital Stock, including the New Preferred Stock. See 'Description of Existing Indebtedness.' The Company may, at its option, pay dividends on any Dividend Payment Date occurring on or before March 15, 2002 either in cash or by the issuance of additional shares of New Preferred Stock (including fractional shares) having an aggregate liquidation preference equal to the amount of such dividends (but not less than $1.00). In the event that on or prior to March 15, 2002 dividends are declared and paid through the issuance of additional shares of New Preferred Stock, as provided in the previous sentence, such dividends will be deemed paid in full and will not accumulate.

     No full dividends may be declared or paid or funds set apart for the payment of dividends on any Parity Stock for any period unless full cumulative dividends shall have been or contemporaneously are declared and paid in full or declared and, if payable in cash, a sum in cash set apart for such payment on the New Preferred Stock. If full dividends are not so paid, the New Preferred Stock will share dividends pro rata with the Parity Stock. No dividends may be paid or set apart for such payment on Junior Stock (except dividends on Junior Stock in additional shares of Junior Stock) and no Junior Stock or Parity Stock may be repurchased, redeemed or otherwise retired nor may funds be set apart for payment with respect thereto, if full cumulative dividends have not been paid on the New Preferred Stock. Unpaid dividends accruing after March 15, 2002 on the New Preferred Stock for any past dividend period and dividends in connection with any optional redemption may be declared and paid at any time, without reference to any regular Divided Payment Date, to holders of record on such date, not more than forty-five (45) days prior to the payment thereof, as may be fixed by the Board of Directors of the Company. So long as any shares of the New Preferred Stock are outstanding, the Company shall not make any payment on account of, or set apart money for a sinking fund or other similar fund for, the purchase, redemption or other retirement of, any of the Parity Stock or Junior Stock or any warrants, rights, calls or options exercisable for or convertible into any of the Parity Stock or Junior Stock, and shall not permit any corporation or other entity directly or indirectly controlled by the Company to purchase or redeem any of the Parity Stock or Junior Stock or any such warrants, rights, calls or options unless full cumulative dividends determined in accordance herewith on the New Preferred Stock have been paid in full.

OPTIONAL REDEMPTION

     The New Preferred Stock may be redeemed (subject to contractual and other restrictions with respect thereto and to the legal availability of funds therefor) at any time on or after March 15, 2002, in whole or in part, at the option of the Company, at the redemption prices (expressed in percentages of the then effective liquidation preference thereof) set forth below, plus, without duplication, an amount in cash equal to all accumulated and unpaid dividends (including an amount in cash equal to a prorated dividend for the period from the Dividend

Payment Date immediately prior to the redemption date to the redemption date), if redeemed during the 12-month period beginning March 15 of each of the years set forth below:

YEAR                                                            PERCENTAGE
-----------------------------------------------------------     ----------
2002.......................................................       105.625%
2003.......................................................       104.219%
2004.......................................................       102.813%
2005.......................................................       101.406%
2006 and thereafter........................................       100.000%

     In the event of partial redemption of the New Preferred Stock, the shares to be redeemed shall be determined pro rata, except that the Company may redeem all shares held by holders of fewer than ten shares (or shares held by holders who would hold less than ten shares as a result of such redemption), as may be determined by the Company.

     No optional redemption may be authorized or made unless prior thereto full unpaid cumulative dividends shall have been paid or a sum set apart for such payment on the New Preferred Stock.

MANDATORY REDEMPTION

     The New Preferred Stock will also be subject to mandatory redemption (subject to contractual and other restrictions with respect thereto and to the legal availability of funds therefor) in whole on March 15, 2009, at a price equal to 100% of the liquidation preference thereof, plus, without duplication, all accumulated and unpaid dividends to the redemption date. Future debt agreements or certificates of designation with respect to Senior Stock or Parity Stock may prohibit or restrict the Company's ability to redeem the New Preferred Stock.

PROCEDURE FOR REDEMPTION

     On and after the redemption date, unless the Company defaults in the payment of the applicable redemption price, dividends will cease to accrue on shares of New Preferred Stock called for redemption and all rights of holders of such shares will terminate except for the right to receive the redemption price, without interest. If a notice of redemption shall have been given as provided in the succeeding sentence and the funds necessary for redemption (including an amount in respect of all dividends that will accrue to the redemption date) shall have been segregated and irrevocably set apart by the Company, in trust for the benefit of the holders of the shares called for redemption, then dividends shall cease to accumulate on the redemption date on the shares to be redeemed and, at the close of business on the day when such funds are segregated and set apart, the holders of the shares to be redeemed shall cease to be stockholders of the Company and shall be entitled only to the redemption price for such shares. The Company will send a written notice of redemption by first class mail to each holder of record of shares of New Preferred Stock, not fewer than 30 days nor more than 60 days prior to the date fixed for such redemption at its registered address. Shares of New Preferred Stock issued and reacquired will, upon compliance with the applicable requirements of Delaware law, have the status of authorized but unissued shares of preferred stock of the Company undesignated as to series and may, with any and all other authorized but unissued shares of preferred stock of the Company, be designated or redesignated and issued or reissued, as the case may be, as part of any series of preferred stock of the Company, except that any issuance or reissuance of shares of New Preferred Stock must be in compliance with the Certificate of Designation.

EXCHANGE

     The New Preferred Stock is exchangeable at the option of the Company, in whole but not in part, for the Exchange Debentures on any scheduled dividend payment date occurring after the earlier of (i) July 2, 2001 and (ii) the date on which all of the Existing Notes are redeemed, only if and only to the extent such exchange is permitted pursuant to the terms of the Company's Indebtedness then outstanding; provided that (i) on the date of such exchange there are no accumulated and unpaid dividends on the New Preferred Stock (including the dividend payable on such date) or other contractual impediment to such exchange;
(ii) there shall be legally available funds sufficient therefor; and (iii) immediately after giving effect to such exchange, no Default or Event of Default (each as defined in the Exchange Indenture) would exist under the Exchange Indenture and no default or event of default would exist under the Credit Agreement.

     The Company intends to comply with the provisions of Rule 13e-4 promulgated pursuant to the Exchange Act in connection with the exchange, to the extent applicable. The exchange of the New Preferred Stock into Exchange Debentures will be prohibited by covenants contained in the Credit Agreement, relating, among other things, to the incurrence of indebtedness.

     Upon any exchange pursuant to the preceding paragraph, holders of outstanding shares of New Preferred Stock will be entitled to receive, subject to the second succeeding sentence, $1.00 principal amount of Exchange Debentures for each $1.00 liquidation preference of New Preferred Stock held by them. The Exchange Debentures will be issued in registered form, without coupons. Exchange Debentures issued in exchange for New Preferred Stock will be issued in principal amounts of $1,000 and integral multiples thereof to the extent possible, and will also be issued in principal amounts less than $1,000 so that each holder of New Preferred Stock will receive certificates representing the entire amount of Exchange Debentures to which such holder's shares of New Preferred Stock entitle such holder; provided that the Company may pay cash in lieu of issuing an Exchange Debenture in a principal amount less than $1,000. The Company will send a written notice of exchange by mail to each holder of record of shares of New Preferred Stock no less than 30 days nor more than 60 days before the date fixed for such exchange. On and after date of exchange, dividends will cease to accrue on the outstanding shares of New Preferred Stock, and all rights of the holders of New Preferred Stock (except the right to receive the Exchange Debentures, an amount in cash, to the extent applicable, equal to the accumulated and unpaid dividends to the date of exchange and, if the Company so elects, cash in lieu of any Exchange Debenture which is in an amount that is not an integral multiple of $1,000) will terminate. The person entitled to receive the Exchange Debentures issuable upon such exchange will be treated for all purposes as the registered holder of such Exchange Debentures. See '--The Exchange Debentures.'

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company, holders of New Preferred Stock will be entitled to be paid, out of the assets of the Company available for distribution, $1,000 per share, plus an amount in cash equal to accumulated and unpaid dividends thereon to the date fixed for liquidation, dissolution or winding-up (including an amount equal to a prorated dividend for the period from the last dividend payment date to the date fixed for liquidation, dissolution or winding-up), before any distribution is made on any Junior Stock, including, without limitation, common stock of the Company. If, upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company, the amounts payable with respect to the New Preferred Stock and all other Parity Stock are not paid in full, the holders of the New Preferred Stock and the Parity Stock will share equally and ratable in any distribution of assets of the Company in proportion to the full liquidation preference to which each is entitled. After payment of the full amount of the liquidation preference and accumulated and unpaid dividends to which they are entitled, the holders of shares of New Preferred Stock will not be entitled to any further participation in any distribution of assets of the Company. However, neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Company nor the consolidation or merger of the Company with one or more corporations shall be deemed to be a liquidation, dissolution or winding-up of the Company.

     The Certificate of Designation for the New Preferred Stock will not contain any provision requiring funds to be set aside to protect the liquidation preference of the New Preferred Stock, although such liquidation preference will be substantially in excess of the par value of such shares of New Preferred Stock. In addition, the Company is not aware of any provision of Delaware law or any controlling decision of the courts of the State of Delaware (the state of incorporation of the Company) that requires a restriction upon the surplus of the Company solely because the liquidation preference of the New Preferred Stock will exceed its par value. Consequently, there will be no restriction upon the surplus of the Company solely because the liquidation preference of the New Preferred Stock will exceed its par value and there will be no remedies available to holders of the New Preferred Stock before or after the payment of any dividend, other than in connection with the liquidation of the Company, solely by reason of the fact that such dividend would reduce the surplus of the Company to an amount less than the difference between the liquidation preference of the New Preferred Stock and its par value.

VOTING RIGHTS

     Holders of the New Preferred Stock will have no voting rights with respect to general corporate matters except as provided by law or as set forth in the Certificate of Designation. The Certificate of Designation will provide that if
(i) after March 15, 2002, cash dividends on the New Preferred Stock are in arrears and unpaid for three semi-annual periods (whether or not consecutive);
(ii) the Company fails to redeem the New Preferred Stock on or before March 15, 2009 or fails to discharge any redemption obligation with respect to the New Preferred Stock; (iii) the Company fails to make a Change of Control Offer in the event of a Change of Control occurring on or after July 2, 2001 or fails to purchase shares of the New Preferred Stock from holders who elect to have such shares purchased pursuant to the Change of Control Offer; (iv) a breach or violation of any of the provisions described under the caption '--Certain Covenants' below occurs and the breach or violation continues for a period of 30 days or more after the Company receives notice thereof specifying the default from the holders of at least 25% of the shares of the New Preferred Stock then outstanding; or (v) the failure to pay at the final stated maturity (giving effect to any extensions thereof and applicable grace periods) the principal amount of any Indebtedness of the Company or any Subsidiary of the Company, or the acceleration of the final stated maturity of any such Indebtedness, if the aggregate principal amount of such Indebtedness, together with the aggregate principal amount of any other such Indebtedness in default for failure to pay principal at the final stated maturity (giving effect to any extensions thereof and applicable grace periods) or which has been accelerated, aggregates $5.0 million or more at any time, in each case, after a 10-day period during which such default shall not have been cured or such acceleration rescinded, then the number of directors constituting the Board of Directors will be adjusted to permit the holders of the majority of the then outstanding New Preferred Stock, voting separately as a class, to elect the lesser of two directors or that number of directors constituting at least 25% of the Board of Directors of the Company; provided, that, in the event more than one of the above defaults occurs, at the same or at different times, the maximum number of directors that such holders shall be entitled to elect is the lesser of two directors and that number constituting at least 25% of the Board of Directors of the Company. Such voting rights will continue until such time as, in the case of a dividend default, all accumulated and unpaid dividends on the New Preferred Stock are paid in full in cash and, in all other cases, any failure, breach or default giving rise to such voting right is remedied, at which time the term of any directors elected pursuant to the provisions of this paragraph shall terminate. Each such event described in clauses (i) through (v) above is referred to herein as a 'Voting Rights Triggering Event.'

     The Certificate of Designation will also provide that, except as stated above under '--Ranking', the Company will not authorize any additional shares of New Preferred Stock or any class of Senior Stock or Parity Stock (other than the Exchange Preferred Stock) without the affirmative vote or consent of holders of at least a majority of the shares of New Preferred Stock then outstanding which are entitled to vote thereon, voting or consenting, as the case may be, together as one class. In addition, the Certificate of Designation will provide that the Company may not amend the Certificate of Designation so as to effect adversely the specified rights, preferences, privileges or voting rights of holders of shares of New Preferred Stock or authorize the issuance of any additional shares of New Preferred Stock (other than shares of New Preferred Stock issued as a dividend on shares of New Preferred Stock), without the affirmative vote or consent of the holders of at least a majority of the then outstanding shares of New Preferred Stock which are entitled to vote thereon, voting or consenting, as the case may be, together as one class. The Certificate of Designation will also provide that, except as set forth above, (a) the creation, authorization or issuance of any shares of Junior Stock, Parity Stock or Senior Stock, including the designation of a series thereof within the existing class of New Preferred Stock, or (b) the increase or decrease in the amount of authorized Capital Stock of any class, including any Preferred Capital Stock, shall not require the consent of the holders of New Preferred Stock and shall not be deemed to affect adversely the rights, preferences, privileges or voting rights of shares of New Preferred Stock. In addition, the Certificate of Designation will provide that, in the event that shares of either Private Exchange Preferred Stock or Existing Preferred Stock are outstanding following the consummation of the Exchange Offer, the holders of such Existing Preferred Stock and Private Exchange Preferred Stock will vote as one class with the holders of the New Preferred Stock then outstanding for all purposes (except for purposes of certain amendments to the Certificate of Designation and the certificate of designation for the Existing Preferred Stock) under this '--Voting Rights' as if the holders of such Existing Preferred Stock and Private Exchange Preferred Stock were holders of New Preferred Stock.

     Under Delaware law, holders of the New Preferred Stock will be entitled to vote as a class upon a proposed amendment to the certificate of incorporation, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares or such class so as to affect them adversely.

CHANGE OF CONTROL

     Upon the occurrence of a Change of Control occurring on or after July 2, 2001, the Company will, only if and only to the extent permitted by any Indebtedness of the Company then outstanding, offer to redeem all or a portion of the outstanding shares of New Preferred Stock at a redemption price equal to 101% of the liquidation preference thereof, plus, without duplication, accumulated and unpaid dividends (including an amount in cash equal to a prorated dividend for the period from the Dividend Payment Date immediately prior to the Change of Control Payment Date (as defined) to the Change of Control Payment Date) to the Change of Control Payment Date. In addition, upon the occurrence of a Change of Control occurring prior to July 2, 2001, the Company will have the option to offer to redeem the New Preferred Stock, in whole but not in part, at a redemption price equal to 101% of the liquidation preference thereof, plus, without duplication, accumulated and unpaid dividends to the Change of Control Payment Date. If the Company does not make an offer to redeem all of the outstanding New Preferred Stock upon a Change of Control occurring prior to July 2, 2001, the annual dividend rate on the New Preferred Stock will increase by 4.0% over the then-applicable annual dividend rate. Any offer to redeem the New Preferred Stock upon a Change of Control as provided above will be referred to herein as a 'Change of Control Offer.'

     Prior to the mailing of the notice referred to below, but in any event within 30 days following the date on which a Change of Control occurs, the Company covenants that if the redemption of the New Preferred Stock would violate or constitute a default or be otherwise prohibited under any Indebtedness of the Company then outstanding, then the Company shall either (i) repay in full all such Indebtedness (and terminate all commitments thereunder) or after to repay in full all such Indebtedness (and terminate all such commitments) or (ii) obtain the requisite consents, if any, under such Indebtedness required to permit the redemption of the New Preferred Stock as provided below. The Company will first comply with the covenant in the preceding sentence before it will be required to redeem, or prior to any optional offer to redeem, the New Preferred Stock pursuant to the provisions described below.

     To effect a Change of Control Offer, within 30 days following the date upon which a Change of Control occurs, the Company will send, by first class mail, a notice to each holder of New Preferred Stock, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the redemption date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the 'Change of Control Payment Date'). Holders electing to have any shares of New Preferred Stock redeemed pursuant to a Change of Control Offer will be required to surrender such shares of New Preferred Stock, properly endorsed for transfer, together with such other customary documents as the Company may reasonably request, to the transfer agent and registrar for the New Preferred Stock at the address specified in the notice prior to the close of business on the business day prior to the Change of Control Payment Date.

     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the redemption of shares of New Preferred Stock pursuant to a Change of Control Offer.

     This '--Change of Control' covenant will not apply in the event of (a) changes in a majority of the Board of Directors of the Company in certain instances as contemplated by the definition of 'Change of Control' and (b) certain transactions with, or among Permitted Holders. In addition, this covenant is not intended to afford holders of shares of New Preferred Stock protection in the event of certain highly leveraged transactions, reorganizations, restructurings, mergers and other similar transactions that might adversely affect the holders of shares of New Preferred Stock, but would not constitute a Change of Control. The Company could, in the future, enter in to certain transactions including certain recapitalizations of the Company, that would not constitute a Change of Control, but would increase the amount of Indebtedness outstanding at such time. However, the Certificate of Designation will contain limitations on the ability of the Company to incur additional Indebtedness and to engage in certain mergers, consolidations and sales of assets, whether or not a Change of Control is involved. See '--Certain Covenants--Limitation on Incurrence of Additional Indebtedness' and '--Certain Covenants--Merger, Consolidation and Sale of Assets.'

     If a Change of Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the redemption price for all shares of New Preferred Stock or the Existing Notes that the Company might be required to purchase. Moreover, as of the date hereof, after giving effect to the Offering and the application of the proceeds therefrom and the Company's outstanding Senior Debt, the Company would not have sufficient funds available to redeem all of the outstanding shares of New Preferred Stock pursuant to a Change of Control Offer. In the event that the Company were to redeem outstanding shares of New Preferred Stock pursuant to a Change of Control Offer, the Company expects that it would need to seek third-party financing to the extent it does not have available funds to meet its redemption obligations. However, there can be no assurance that the Company would be able to obtain such financing on favorable terms, if at all.

     With respect to the sale of 'all or substantially all' of the assets of the Company, which would constitute a Change of Control for purposes of the Certificate of Designation, the meaning of the phrase 'all or substantially all' varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under relevant law and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of 'all or substantially all' of the assets of a Person and therefore it may be unclear whether a Change of Control has occurred and whether the New Preferred Stock is subject to a Change of Control Offer.

     None of the provisions in the Certificate of Designation relating to a purchase of New Preferred Stock upon a Change of Control are waivable by the Board of Directors of the Company. Without the consent of each holder of New Preferred Stock affected thereby, after the mailing of the notice of a Change of Control Offer, no amendment to the Certificate of Designation may, directly or indirectly, affect the Company's obligation to purchase the outstanding New Preferred Stock or amend, modify or change the obligation of the Company to consummate a Change of Control Offer or waive any default in the performance thereof or modify any of the provisions of the definitions with respect to any such offer.

CERTAIN COVENANTS

     Limitation on Incurrence of Additional Indebtedness. The Company will not, and will not permit any Restricted Subsidiary of the Company to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) other than Permitted Indebtedness. Notwithstanding the foregoing limitation, the Company and its Restricted Subsidiaries may incur Indebtedness if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence of such Indebtedness, the Consolidated Fixed Charge Coverage Ratio of the Company and its Restricted Subsidiaries is at least equal to 2.0 to 1.0.

     Limitation on Restricted Payments. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment if at the time of such Restricted Payment and immediately after giving effect thereto:

          (i) any Voting Rights Triggering Event shall have occurred and be continuing; or

          (ii) the Company could not incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the '--Limitation on Incurrence of Additional Indebtedness' covenant; or

          (iii) the aggregate amount of Restricted Payments made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined by the Board of Directors of the Company, whose determination shall be conclusive) exceeds the sum of (a) 50% of the aggregate Consolidated Net Income of the Company accrued on a cumulative basis during the period (treated as one accounting period) beginning on the last day of the fiscal quarter immediately preceding the Issue Date and ending on the last day of the fiscal quarter of the Company immediately preceding the date of such proposed Restricted Payment (or, if such aggregate cumulative Consolidated Net Income of the Company for such period shall be a deficit, minus 100% of such deficit) plus (b) the aggregate net proceeds received by the Company either (1) as capital contributions to the Company after the Issue Date, excluding any capital contributions pursuant to the Tax Sharing Agreement or (2) from the
     issuance or sale of Qualified Capital Stock (including Qualified Capital Stock issued upon the conversion of convertible Indebtedness, in exchange for outstanding Indebtedness or from the exercise of options, warrants or rights to purchase Qualified Capital Stock) of the Company to any person (other than to a Restricted Subsidiary of the Company) after the Issue Date plus (c) in the case of the disposition or repayment of any Investment constituting a Restricted Payment made after the Issue Date (excluding any Investment made pursuant to clause (4) of the following paragraph), an amount equal to the lesser of the return of capital with respect to such Investment and the cost of such Investment, in either case, less the cost of the disposition of such Investment minus (d) 20% of all cash payments made pursuant to the New Equity Incentive Plan. For purposes of the preceding clause (iii)(b)(2), the value of the aggregate net proceeds received by the Company upon the issuance of Qualified Capital Stock either upon the conversion of convertible Indebtedness or in exchange for outstanding Indebtedness or upon the exercise of options, warrants or rights will be the net cash proceeds received upon the issuance of such Indebtedness, options, warrants or rights plus the incremental amount received by the Company upon the conversion, exchange or exercise thereof.

     (b) Notwithstanding the foregoing, these provisions will not prohibit: (1) the payment of any dividend or the making of any distribution within 60 days after the date of its declaration if such dividend or distribution would have been permitted on the date of declaration; (2) the purchase, redemption or other acquisition or retirement of any Capital Stock of the Company or any warrants, options or other rights to acquire shares of any class of such Capital Stock (x) solely in exchange for shares of Qualified Capital Stock (including any such exchange pursuant to a conversion right or privilege in connection with which cash paid in lieu of fractional shares or scrip), (y) through the application of the net cash proceeds of a substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of shares of Qualified Capital Stock or warrants, options or other rights to acquire Qualified Capital Stock or (z) in the case of Disqualified Capital Stock, solely in exchange for, or through the application of the net cash proceeds of a substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of, Disqualified Capital Stock that has a redemption date no earlier than, is issued by the Company or the same Person as and requires the payment of current dividends or distributions in cash no earlier than, in each case, the Disqualified Capital Stock being purchased, redeemed or otherwise acquired or retired and which Disqualified Capital Stock does not prohibit cash dividends on the New Preferred Stock or the exchange thereof for Exchange Debentures; (3) payments by the Company to Lancer pursuant to the Tax Sharing Agreement; (4) Investments constituting Restricted Payments made as a result of the receipt of non-cash consideration from any Asset Sale; and (5) guarantees in respect of Indebtedness incurred by officers or employees of the Company or any Restricted Subsidiary in the ordinary course of business and payments in discharge thereof in an amount not to exceed $500,000 in any fiscal year.


     Limitations on Transactions with Affiliates. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate or holder of 10% or more of the Company's Common Stock (an 'Affiliate Transaction') or extend, renew, waive or otherwise modify the terms of any Affiliate Transaction entered into prior to the Issue Date unless (i) such Affiliate Transaction is between or among the Company and its Wholly-Owned Restricted Subsidiaries; or (ii) the terms of such Affiliate Transaction are fair and reasonable to the Company or such Restricted Subsidiary, as the case may be, and the terms of such Affiliate Transaction are at least as favorable as the terms which could be obtained by the Company or such Restricted Subsidiary, as the case may be, in a comparable transaction made on an arm's-length basis between unaffiliated parties. Any Affiliate Transaction involving an amount or having a value in excess of $1.0 million which is not permitted under clause (i) above shall have been approved by a majority of the Company's Board of Directors. In transactions with a value in excess of $5.0 million which are not permitted under clause (i) above, the Company must obtain a written opinion as to the fairness of such a transaction from an independent investment banking firm.

     The foregoing provisions will not apply to (i) any Restricted Payment that is not prohibited by the provisions described under '--Limitation on Restricted Payments' contained herein, (ii) payments to Lancer under the Tax Sharing Agreement, (iii) payments to participants in the Equity Participation Plan in an amount not exceeding $1.32 million in any fiscal year and $5.28 million in the aggregate, (iv) reasonable and customary regular fees to directors of the Company who are not employees of the Company, (v) loans or advances to officers of the

Company and its Restricted Subsidiaries for bona fide business purposes of the Company in the ordinary course of business, (vi) royalty payments by the Company to T-H Licensing pursuant to that certain letter agreement dated as of December 29, 1989 between the Company and T-H Licensing (as such agreement may be amended from time to time pursuant to its terms), provided that any such payment (less any amounts permitted to be retained by T-H Licensing pursuant to the Credit Agreement) is returned to the Company as a loan within sixty days after receipt of such payment by T-H Licensing, (vii) payments or distributions to participants in the New Equity Incentive Plan pursuant to the terms thereof,
(viii) payments of the Company's allocated portion of the Lancer consolidated group's corporate expenses and fees to Lancer or any Affiliate of Lancer incurred in connection with Lancer's or any Affiliate of Lancer's performance of management consulting, monitoring and financial advisory services with respect to the Company and any Restricted Subsidiary in an amount not to exceed $2.0 million in any fiscal year (excluding amounts paid prior to the date hereof); provided, however, that notwithstanding anything to the contrary contained in the Certificate of Designation, the Company shall not be permitted to pay to Lancer or any Affiliate of Lancer any amount for such services in excess of the amount set forth in this clause (viii).


     Merger, Consolidation and Sale of Assets. Without the affirmative vote of the holders of a majority of the issued and outstanding shares of New Preferred Stock, voting or consenting, as the case may be, as a separate class, the Company will not, in a single transaction or a series of related transactions, consolidate with or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets to, another Person or adopt a plan of liquidation unless (i) either (1) the Company is the surviving or continuing Person or (2) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person that acquires by conveyance, transfer or lease the properties and assets of the Company substantially as an entirety or, in the case of a plan of liquidation, the Person to which assets of the Company have been transferred shall be a corporation, partnership or trust organized and existing under the laws of the United States or any State thereof or the District of Columbia; (ii) if the Company is not the surviving or continuing Person, the New Preferred Stock shall be converted into or exchanged for and shall become shares of such successor, transferee or resulting Person, having in respect of such successor, transferee or resulting Person the same powers, preferences and relative participating, optional or other special rights and the qualifications, limitations or restrictions thereon, that the New Preferred Stock had immediately prior to such transaction; (iii) immediately after giving effect to such transaction and the use of the proceeds therefrom (on a pro forma basis, including giving effect to any Indebtedness incurred or anticipated to be incurred in connection with such transaction), the Company (in the case of clause (1) of the foregoing clause
(i)) or such Person (in the case of clause (2) of the foregoing clause (i)) shall be able to incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the '--Limitation on Incurrence of Additional Indebtedness' covenant; (iv) immediately after giving effect to such transactions, no Voting Rights Triggering Event shall have occurred or be continuing; and (v) such surviving Person shall have delivered to the transfer agent for the New Preferred Stock prior to the consummation of the proposed transaction an officers' certificate and an opinion of counsel, each stating that such consolidation, merger or transfer complies with the Certificate of Designation and that all conditions precedent in the Certificate of Designation relating to such transaction have been satisfied. For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of related transactions) of all or substantially all of the properties and assets of one or more Subsidiaries, the Capital Stock of which constitutes all or substantially all of the properties or assets of the Company, will be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

     Limitation on Preferred Capital Stock of Restricted Subsidiaries. The Company will not permit any Restricted Subsidiary to issue any Preferred Capital Stock (except to the Company or to a Restricted Subsidiary) or permit any Person (other than the Company or a Restricted Subsidiary) to hold any such Preferred Capital Stock unless the Company or such Restricted Subsidiary would be entitled to incur or assume Indebtedness in compliance with the '--Limitation on Incurrence of Additional Indebtedness' covenant in an aggregate principal amount equal to the aggregate liquidation value of the Preferred Capital Stock to be issued.

     Reports. The Company will provide to the holders of New Preferred Stock, within 15 days after it files them with the Commission, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may by rules and regulations prescribe) which the Company files with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. In the event that the Company is no longer required to furnish such reports to its securityholders pursuant to the Exchange Act, the Company will cause its consolidated financial statements, comparable to those which would have been required to appear in annual or quarterly reports, to be delivered to the holders of New Preferred Stock.

TRANSFER AGENT AND REGISTRAR

     United States Trust Company of New York will be the transfer agent and registrar (the 'Transfer Agent') for the New Preferred Stock.

                            THE EXCHANGE DEBENTURES

     The Exchange Debentures, if issued, will be issued under the Exchange Indenture, dated as of March 12, 1997, by and between the Company and United States Trust Company of New York, as Trustee (the 'Trustee'). The terms of the Exchange Debentures include those stated in the Exchange Indenture and those made part of the Exchange Indenture by reference to the Trust Indenture Act of 1939, as amended (the 'Trust Indenture Act') as in effect on the date of the Exchange Indenture. The Exchange Debentures are subject to all such terms, and holders of the Exchange Debentures are referred to the Exchange Indenture and the Trust Indenture Act for a statement of them. The following is a summary of the material terms and provisions of the Exchange Debentures. This summary does not purport to be a complete description of the Exchange Debentures and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Exchange Debentures and the Exchange Indenture (including the definitions contained therein). A copy of the Exchange Indenture is filed as an exhibit to the Registration Statement of which this is part. Definitions relating to certain capitalized terms are set forth under '--Certain Definitions' and throughout this description. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the Exchange Indenture and such definitions are incorporated herein by reference.

GENERAL

     The Exchange Debentures will be general unsecured subordinated obligations of the Company and will be limited in aggregate principal amount to the liquidation preference of the New Preferred Stock, plus accrued and unpaid dividends, on the date of exchange of the New Preferred Stock into Exchange Debentures (plus any additional Exchange Debentures issued in lieu of cash interest as described herein). The Exchange Debentures will be issued in fully registered form only in denominations of $1,000 and integral multiples thereof (other than as described in '--The New Preferred Stock--Exchange' or with respect to additional Exchange Debentures issued in lieu of cash interest as described herein). The Exchange Debentures will be subordinated to all existing and future Senior Debt of the Company.

     The Exchange Debentures will mature on March 15, 2009. Each Exchange Debenture will bear interest at the rate of 11 1/4% per annum from the Exchange Date or from the most recent interest payment date to which interest has been paid or provided for or, if no interest has been paid or provided for, from the Exchange Date. Interest will be payable semi-annually in cash (or, at the option of the Company, on or prior to March 15, 2002, in additional Exchange Debentures in an aggregate principal amount equal to the amount of such interest payment (including, in the case of interest payments or portions thereof of less than $1,000.00 but greater than $1.00, by issuing Exchange Debentures in denominations of less than $1,000.00)) in arrears on each March 15 and September 15 commencing with the first such date after the Exchange Date. Interest on the Exchange Debentures will be computed on the basis of a 360-day year comprised of twelve 30-day months and the actual number days elapsed.

MATURITY, INTEREST AND PRINCIPAL

     Principal of, and premium, if any, and interest on the Exchange Debentures will be payable, and the Exchanged Debentures may be presented for registration of transfer or exchange, at the office of the Paying Agent and Registrar. At the Company's option, interest, to the extent paid in cash, may be paid by check mailed to the registered address of holders of the Exchange Debentures as shown on the register for the Exchange Debentures. The Trustee will initially act as Paying Agent and Registrar. The Company may change any Paying

Agent and Registrar without prior notice to holders of the Exchange Debentures. Holders of the Exchange Debentures must surrender Exchange Debentures to the Paying Agent to collect principal payments.

OPTIONAL REDEMPTION

     The Exchange Debentures will be redeemable, at the Company's option, in whole at any time or in part from time to time, on and after March 15, 2002, at the redemption prices (expressed as percentages of the principal amount thereof), together, in each case, with accrued and unpaid interest to the redemption date set forth below if redeemed during the 12-month period beginning on March 15 of each of the years set forth below:

YEAR                                                            PERCENTAGE
-----------------------------------------------------------     ----------
2002.......................................................       105.625%
2003.......................................................       104.219%
2004.......................................................       102.813%
2005.......................................................       101.406%
2006 and thereafter........................................       100.000%


     In the event of redemption of fewer than all of the Exchange Debentures, the Trustee shall select by lot or in such other manner as it shall deem fair and equitable the Exchange Debentures to be redeemed. The Exchange Debentures will be redeemable in whole or in part upon not less than 30 or more than 60 days' prior written notice, mailed by first class mail to a holder's last address as it shall appear on the register maintained by the Registrar of the Exchange Debentures. On and after any redemption date, interest will cease to accrue on the Exchange Debentures or portions thereof called for redemption unless the Company shall fail to redeem any such Exchange Debentures.

CHANGE OF CONTROL

     Upon the occurrence of a Change of Control occurring on or after July 2, 2001, the Company will, only if and to the extent permitted by any Senior Debt of the Company then outstanding, offer to redeem all outstanding Exchange Debentures at a redemption price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the Change of Control Payment Date (as defined). In addition, upon the occurrence of a Change of Control occurring prior to July 2, 2001, the Company will have the option to offer to redeem the Exchange Debentures, in whole but not in part, at a redemption price equal to 101% of the principal amount thereof, plus, without duplication, accrued and unpaid interest to the Change of Control Payment Date. If a Change of Control occurs prior to July 2, 2001 and the Company fails to make an offer to redeem the Exchange Debentures in accordance with the terms of the Exchange Indenture, the annual interest rate on the Exchange Debentures will increase by 4.0% over the then-applicable interest rate. Any offer to redeem the Exchange Debentures upon a Change of Control as provided above will be referred to herein as a 'Change of Control Offer.'

     The Exchange Indenture will provide that, prior to the mailing of the notice referred to below, but in any event within 30 days following the date on which a Change of Control occurs, the Company covenants that if the purchase of the Exchange Debentures would violate or constitute a default under any outstanding Senior Debt, then the Company will, to the extent needed to permit the purchase of Exchange Debentures, either (i) repay in full all Indebtedness such Senior Debt (and terminate all commitments thereunder) or offer to repay in full all such Senior Debt (and terminate all such commitments) or (ii) obtain the requisite consents under the instrument governing such Senior Debt to permit the repurchase of the Exchange Debentures as provided below. The Company will first comply with the covenant in the preceding sentence before it will be required to repurchase Exchange Debentures pursuant to the provisions described below; provided that the Company's failure to comply with the covenant described in the preceding sentence shall constitute an Event of Default described under clause (iii) under '--Events of Default' below.

     To effect a Change of Control, within 30 days following the date upon which a Change of Control occurs, the Company will send, by first class mail, a notice to each holder of record of the Exchange Debentures, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the 'Change of Control Payment Date'). Holders


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electing to have an Exchange Debenture purchased pursuant to a Change of Control
Offer will be required to surrender the Exchange Debenture, properly endorsed for transfer together with such other customary documents as the Company may reasonably request, to the paying agent at the address specified in the notice prior to the close of business on the business day prior to the Change of Control Payment Date.

     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of Exchange Debentures pursuant to a Change of Control Offer.

     This '--Change of Control' covenant will not apply in the event of (a) certain changes in composition of the Board of Directors of the Company and (b) certain transactions with, or among, Permitted Holders. In addition, this covenant is not intended to afford holders of the Exchange Debentures protection in the event of certain highly leveraged transactions, reorganizations, restructurings, mergers and other similar transactions that might adversely affect the holders of Exchange Debentures but would not constitute a Change of Control. The Company could, in the future, enter into certain transactions, including certain recapitalizations of the Company, that would not constitute a Change of Control, but would increase the amount of Indebtedness outstanding at such time. However, the Exchange Indenture will contain limitations on the ability of the Company to incur additional Indebtedness and to engage in certain mergers, consolidations and sales of assets, whether or not a Change of Control is involved. See '--Limitation on Incurrence of Additional Indebtedness,' '--Limitation on Asset Sales' and '--Merger, Consolidation and Sale of Assets.'

     If a Change of Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the purchase price for all Exchange Debentures that the Company might be required to purchase. Moreover, as of the date hereof, after giving effect to the Offering and the application of the proceeds and the Change of Control provisions on the Company's outstanding Senior Debt therefrom, the Company would not have sufficient funds available to purchase all the outstanding Exchange Debentures, assuming they had been issued, pursuant to a Change of Control Offer. In the event that the Company were required to purchase Exchange Debentures pursuant to a Change of Control Offer, the Company expects that it would need to seek third-party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing on favorable terms, if at all. See 'Description of Existing Indebtedness.'

     With respect to the sale of 'all or substantially all' of the assets of the Company, which would constitute a Change of Control for purposes of the Exchange Indenture, the meaning of the phrase 'all or substantially all' as used in the Exchange Indenture varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under relevant law and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of 'all or substantially all' of the assets of a person and therefore it may be unclear whether a Change of Control has occurred and whether the Exchange Debentures are subject to a Change of Control Offer.

     None of the provisions relating to a purchase of Exchange Debentures upon a Change of Control are waivable by the Board of Directors of the Company. Without the consent of each holder of the Exchange Debentures affected thereby, after the mailing of the notice of the Change of Control Offer, no amendment to the Exchange Indenture may, directly or indirectly, affect the Company's obligation to purchase the Exchange Debentures or amend, modify or change the obligation of the Company to consummate a Change of Control Offer or waive any default in the performance thereof or modify any of the provisions or definitions with respect to any such offer. In addition, the Trustee may not waive the right of any holder of the Exchange Debentures to require the repurchase of its Exchange Debentures upon a Change of Control.

SUBORDINATION

     The Obligations represented by the Exchange Debentures are, to the extent and in the manner provided in the Exchange Indenture, subordinated in right of payment to the prior indefeasible payment and satisfaction in full in cash of all existing and future Senior Debt of the Company. As of December 31, 1996, the principal amount of outstanding Senior Debt of the Company, on a consolidated basis, would have been $118.0 million.

     In the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, arrangement, reorganization or other similar case or proceeding in connection therewith, relative to the Company or to its creditors, as such, or to its assets, whether voluntary or involuntary, or any liquidation, dissolution or other winding-up of the Company, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or any general assignment for the benefit of creditors or other marshaling of assets or liabilities of the Company (except in connection with the merger or consolidation of the Company or its liquidation or dissolution following the transfer of substantially all of its assets, upon the terms and conditions permitted under the circumstances described under '--Mergers, Consolidation and Sale of Assets') (all of the foregoing referred to herein individually as a 'Bankruptcy Proceeding' and collectively as 'Bankruptcy Proceedings'), the holders of Senior Debt of the Company will be entitled to receive payment and satisfaction in full in cash of all amounts due on or in respect of all Senior Debt of the Company before the holders of the Exchange Debentures are entitled to receive or retain any payment or distribution of any kind on account of the Exchange Debentures. In the event that, notwithstanding the foregoing, the Trustee or any holder of Exchange Debentures receives any payment or distribution of assets of the Company of any kind, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the Exchange Debentures before all Senior Debt of the Company is paid and satisfied in full in cash, then such payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Debt and will be immediately paid over or delivered to the holders of Senior Debt or their representative or representatives to the extent necessary to make payment in full of all Senior Debt remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Debt. By reason of such subordination, in the event of liquidation or insolvency, creditors of the Company who are holders of Senior Debt may recover more, ratably, than other creditors of the Company, and creditors of the Company who are not holders of Senior Debt or of the Exchange Debentures may recover more, ratably, than the holders of the Exchange Debentures.

     No payment or distribution of any assets or securities of the Company or any Restricted Subsidiary of any kind or character (including, without limitation, cash, property and any payment or distribution which may be payable or deliverable by reason of the payment of any other Indebtedness of the Company being subordinated to the payment of the Exchange Debentures by the Company) may be made by or on behalf of the Company or any Restricted Subsidiary, including, without limitation, by way of set-off or otherwise, for or on account of the Exchange Debentures, or for or on account of the purchase, redemption or other acquisition of the Exchange Debentures, and neither the Trustee nor any holder or owner of any Exchange Debentures shall take or receive from the Company or any Restricted Subsidiary, directly or indirectly in any manner, payment in respect of all or any portion of Exchange Debentures following the delivery by the representative of the holders of Designated Senior Debt (the 'Representative') to the Trustee of written notice of the occurrence of a Payment Default, and in any such event, such prohibition shall continue until such Payment Default is cured, waived in writing or ceases to exist. At such time as the prohibition set forth in the preceding sentence shall no longer be in effect, subject to the provisions of the following paragraph, the Company shall resume making any and all required payments in respect of the Exchange Debentures, including any missed payments.

     Upon the occurrence of a Non-Payment Event of Default on Designated Senior Debt, no payment or distribution of any assets of the Company of any kind may be made by the Company, including, without limitation, by way of set-off or otherwise, on account of the Exchange Debentures, or on account of the purchase or redemption or other acquisition of Exchange Debentures, for a period (a 'Payment Blockage Period') commencing on the date of receipt by the Trustee of written notice from the Representative of such Non-Payment Event of Default unless and until (subject to any blockage of payments that may then be in effect under the preceding paragraph) the earliest of (x) more than 179 days shall have elapsed since receipt of such written notice by the Trustee, (y) such Non-Payment Event of Default shall have been cured or waived in writing or shall have ceased to exist or such Designated Senior Debt shall have been paid in full or (z) such Payment Blockage Period shall have been terminated by written notice to the Company or the Trustee from such Representative, after which, in the case of clause (x), (y) or (z), the Company shall resume making any and all required payments in respect of the Exchange Debentures, including any missed payments. Notwithstanding any other provision of the Exchange Indenture, in no event shall a Payment Blockage Period commenced in accordance with the provisions of the Exchange Indenture described in this paragraph extend beyond 179 days from the date of the receipt by the Trustee of the notice referred to above (such period, an 'Initial Blockage Period'). Any number of additional Payment Blockage Periods may be commenced during the Initial Blockage Period; provided, however, that no


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such additional Payment Blockage Period shall extend beyond the Initial Blockage
Period. After the expiration of the Initial Blockage Period, no Payment Blockage Period may be commenced until at least 180 consecutive days have elapsed from the last day of the Initial Blockage Period. Notwithstanding any other provision of the Exchange Indenture, no Non-Payment Event of Default with respect to Designated Senior Debt which existed or was continuing on the date of the commencement of any Payment Blockage Period initiated by the Representative shall be, or be made, the basis for the commencement of a second Payment
Blockage Period initiated by the Representative, whether or not within the Initial Blockage Period, unless such Non-Payment Event of Default shall have been waived for a period of not less than 90 consecutive days.

     If the Company or any Guarantor fails to make any payment on the Exchange Debentures or any Guarantee, as the case may be, when due or within any applicable grace period, whether or not on account of payment blockage provisions, such failure would constitute an Event of Default under the Exchange Indenture and would enable the holders of the Exchange Debentures to accelerate the maturity thereof. See '--Events of Default.'

     A holder of Exchange Debentures by his acceptance of Exchange Debentures agrees to be bound by such provisions and authorizes and expressly directs the Trustee, on his behalf, to take such action as may be necessary or appropriate to effectuate the subordination provided for in the Exchange Indenture and appoints the Trustee his attorney-in-fact for such purpose.

CERTAIN COVENANTS

     The Exchange Indenture will contain, among others, the following covenants:

     Limitation on Incurrence of Additional Indebtedness. The Company will not and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly incur (as defined) any Indebtedness (including Acquired Indebtedness) other than Permitted Indebtedness. Notwithstanding the foregoing limitations, the Company and its Restricted Subsidiaries may incur Indebtedness if after giving effect to the incurrence of such Indebtedness, the Consolidated Fixed Charge Coverage Ratio of the Company and its Restricted Subsidiaries is at least equal to 2.0 to 1.0.

     Limitation on Restricted Payments. (a) The Company will not and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment if at the time of such Restricted Payment and immediately after giving effect thereto:

          (i) any Default or Event of Default shall have occurred and be continuing; or

          (ii) the Company is not able to incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the '--Limitation on Incurrence of Additional Indebtedness' covenant; or


          (iii) the aggregate amount of Restricted Payments made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined by the Board of Directors of the Company, whose determination shall be conclusive) exceeds the sum of (a) 50% of the aggregate Consolidated Net Income of the Company accrued on a cumulative basis during the period (treated as one accounting period) beginning on the last day of the fiscal quarter immediately preceding the Issue Date and ending on the last day of the fiscal quarter of the Company immediately preceding the date of such proposed Restricted Payment (or, if such aggregate cumulative Consolidated Net Income of the Company for such period shall be a deficit, minus 100% of such deficit) plus (b) the aggregate net proceeds received by the Company either (1) as capital contributions to the Company after the Issue Date, excluding any capital contributions pursuant to the Tax Sharing Agreement or (2) from the issuance or sale of Qualified Capital Stock (including Qualified Capital Stock issued upon the conversion of convertible Indebtedness, in exchange for outstanding Indebtedness or from the exercise of options, warrants or rights to purchase Qualified Capital Stock) of the Company to any person (other than to a Restricted Subsidiary of the Company) after the Issue Date plus (c) in the case of the disposition or repayment of any Investment constituting a Restricted Payment made after the Issue Date (excluding any Investment made pursuant to clause (4) of the following paragraph), an amount equal to the lesser of the return of capital with respect to such Investment and the cost of such Investment, in either case, less the cost of the disposition of such Investment minus (d) 20% of all cash payments made pursuant to the New Equity Incentive Plan. For

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

     purposes of the preceding clause (iii)(b)(2), the value of the aggregate net proceeds received by the Company upon the issuance of Qualified Capital Stock either upon the conversion of convertible Indebtedness or in exchange for outstanding Indebtedness or upon the exercise of options, warrants or rights will be the net cash proceeds received upon the issuance of such Indebtedness, options, warrants or rights plus the incremental amount received by the Company upon the conversion, exchange or exercise thereof.

     (b) Notwithstanding the foregoing, these provisions will not prohibit: (1) the payment of any dividend or the making of any distribution within 60 days after the date of its declaration if such dividend or distribution would have been permitted on the date of declaration; (2) the purchase, redemption or other acquisition or retirement of any Capital Stock of the Company or any warrants, options or other rights to acquire shares of any class of such Capital Stock either (x) solely in exchange for shares of Qualified Capital Stock (including any such exchange pursuant to a conversion right or privilege in connection with which cash paid in lieu of fractional shares or scrip), or (y) through the application of the net cash proceeds of a substantially concurrent sale (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock or warrants, options or other rights to acquire Qualified Capital Stock; (3) the acquisition of Indebtedness of the Company that is subordinate or junior in right of payment to the Exchange Debentures either (x) solely in exchange for shares of Qualified Capital Stock (or warrants, options or other rights to acquire Qualified Capital Stock) or for Indebtedness of the Company that is subordinate or junior in right of payment to the Exchange Debentures, at least to the extent that the Indebtedness being acquired is subordinated to the Exchange Debentures and has a Weighted Average Life to Maturity no less than that of the Indebtedness being acquired or (y) through the application of the net cash proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock (or warrants, options or other rights to acquire Qualified Capital Stock) or Indebtedness of the Company which is subordinate or junior in right of payment to the Exchange Debentures, at least to the extent that the Indebtedness being acquired is subordinated to the Exchange Debentures and has a Weighted Average Life to Maturity no less than that of the Indebtedness being refinanced; (4) payments by the Company to Lancer pursuant to the Tax Sharing Agreement; (5) Investments constituting Restricted Payments made as a result of the receipt of non-cash consideration from any Asset Sale; and (6) guarantees in respect of Indebtedness incurred by officers or employees of the Company or any Restricted Subsidiary in the ordinary course of business and payments in discharge thereof in an amount not to exceed $500,000 in any fiscal year.

     Limitations on Transactions with Affiliates. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate or holder of 10% or more of the Company's Common Stock (an 'Affiliate Transaction') or extend, renew, waive or otherwise modify the terms of any Affiliate Transaction entered into prior to the Issue Date unless (i) such Affiliate Transaction is between or among the Company and its Wholly-Owned Restricted Subsidiaries; or (ii) the terms of such Affiliate Transaction is fair and reasonable to the Company or such Restricted Subsidiaries, as the case may be, and the terms of such Affiliate Transaction are at least as favorable as the terms which could be obtained by the Company or such Restricted Subsidiary, as the case may be, in a comparable transaction made on an arm's-length basis between unaffiliated parties. Any Affiliate Transaction involving an amount or having a value in excess of $1.0 million which is not permitted under clause (i) above shall have been approved by a majority of the Company's Board of Directors. In transactions with a value in excess of $5.0 million which are not permitted under clause (i) above, the Company must obtain a written opinion as to the fairness of such a transaction from an independent investment banking firm.

     The foregoing provisions will not apply to (i) any Restricted Payment that is not prohibited by the provisions described under '--Limitation on Restricted Payments' contained herein, (ii) payments to Lancer under the Tax Sharing Agreement, (iii) payments to participants in the Equity Participation Plan in an amount not exceeding $1.32 million in any fiscal year and $5.28 million in the aggregate, (iv) reasonable and customary regular fees to directors of the Company who are not employees of the Company, (v) loans or advances to officers of the Company and its Restricted Subsidiaries for bona fide business purposes of the Company in the ordinary course of business, and (vi) royalty payments by the Company to T-H Licensing pursuant to that certain letter agreement dated as of December 29, 1989 between the Company and T-H Licensing (as such agreement may be amended from time to time pursuant to its terms), provided that any such payment (less any amounts permitted to be retained by T-H Licensing pursuant to the Credit Agreement) is returned to the Company as a loan within sixty

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

days after receipt of such payment by T-H Licensing, (vii) payments or distributions to participants in the New Equity Incentive Plan pursuant to the terms thereof, and (viii) payments of the Company's allocated portion of the Lancer consolidated group's corporate expenses and fees to Lancer or any Affiliate of Lancer incurred in connection with Lancer's or any Affiliate of Lancer's performance of management consulting, monitoring and financial advisory services with respect to the Company and any Restricted Subsidiary in an amount not to exceed $2.0 million in any fiscal year (excluding amounts paid prior to the Issue Date); provided, however, that notwithstanding anything to the contrary contained in the Exchange Indenture, the Company shall not be permitted to pay to Lancer or any Affiliate of Lancer any amount for such services in excess of the amount set forth in this clause (viii).

     Limitation on Asset Sales. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless
(i) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such sale or other disposition at least equal to the fair market value thereof (as determined in good faith by the Company's Board of Directors, and evidenced by a board resolution); (ii) not less than 75% of the consideration received by the Company or its Subsidiaries, as the case may be, is in the form of cash or Cash Equivalents; and (iii) the Net Cash Proceeds received by the Company or such Restricted Subsidiary are applied (a) first, to the extent the Company elects, or is required, to prepay, repay, make an offer to redeem or purchase Indebtedness under any then existing Senior Debt of the Company or any Restricted Subsidiary; provided, that any such repayment shall result in a permanent reduction of the commitments thereunder in an amount equal to the principal amount so repaid; (b) second, to the extent of the balance of Net Cash Proceeds after application as described above, to the extent the Company elects, to an Investment in assets (including Capital Stock or other securities purchased in connection with the acquisition of Capital Stock or property of another Person) used or useful in businesses similar or ancillary to the business of the Company or Restricted Subsidiary as conducted at the time of such Asset Sale ('Replacement Assets'), provided that such Investment occurs within 360 days following the receipt of such Net Cash Proceeds, so long as the Company or such Restricted Subsidiary has notified the Trustee in writing on or prior to the 270th day following such Asset Sale (the 'Reinvestment Date') that it has determined to apply the Net Cash Proceeds from such Asset Sale to an investment in such Replacement Assets; (c) third, to make an offer to redeem or purchase the Existing Notes or Indebtedness under any other then existing Senior Debt of the Company or any Restricted Subsidiary in accordance with the terms of the Existing Indenture or the document governing such other Senior Debt, as the case may be; (d) fourth, if any Net Cash Proceeds from any Asset Sale are not applied as provided in the preceding clauses (a) through (d) within 420 days of such Asset Sale, the Company shall apply an amount equal to the Net Cash Proceeds not so applied (the 'Available Net Cash Proceeds') to an offer to repurchase the Exchange Debentures, at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase (an 'Excess Proceeds Offer'). If an Excess Proceeds Offer is

not fully subscribed, the Company may retain the portion of the Available Net Cash Proceeds not required to repurchase Exchange Debentures.

     If the Company is required to make an Excess Proceeds Offer, the Company shall mail, within 30 days following the Reinvestment Date, a notice to the holders of the Exchange Debentures stating, among other things: (1) that such holders have the right to require the Company to apply the Available Net Cash Proceeds to repurchase such Exchange Debentures at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase; (2) the purchase date, which shall be no earlier than 30 days and not later than 60 days from the date such notice is mailed; (3) the instructions, determined by the Company, that each such holder must follow in order to have such Exchange Debentures repurchased; and (4) the calculations used in determining the amount of Available Net Cash Proceeds to be applied to the repurchase of such Exchange Debentures.

     Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to (a) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock or any other interest or participation in, or measured by, its profits, (b) pay any Indebtedness owed to the Company or any other Restricted Subsidiary of the Company, (c) make loans or advances to the Company or any other Restricted Subsidiary of the Company, (d) transfer any of its properties or assets to the Company or any

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other Restricted Subsidiary of the Company (other than any customary restriction on transfers of property subject to a Permitted Lien (other than a Lien on cash not constituting proceeds of non-cash property subject to a Permitted Lien) which could not materially adversely affect the Company's ability to satisfy its obligations hereunder), or (e) guarantee any Indebtedness of the Company or any other Restricted Subsidiary of the Company, except for such encumbrances or restrictions existing under or by reason of (i) applicable law, (ii) any agreement or other instrument of a person acquired by the Company or any Restricted Subsidiary of the Company in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any person, or the properties or assets of any person, other than the person, or the property or assets of the person, so acquired, (iii) any encumbrance or restriction in any agreement existing on the Issue Date to the extent and in the manner such encumbrance or restriction is in effect on the Issue Date and (iv) any encumbrance or restriction pursuant to any agreement that extends, refinances, renews or replaces any agreement described in clause (ii) above, which is not materially more restrictive or less favorable to the holders of Exchange Debentures than those existing under the agreement being extended, refinanced, renewed.

     Limitation on Preferred Capital Stock of Restricted Subsidiaries. The Company will not permit any of its Restricted Subsidiaries to issue any

Preferred Capital Stock (other than to the Company or to a Wholly-Owned Restricted Subsidiary) or permit any Person (other than the Company or a Wholly-Owned Restricted Subsidiary) to own any Preferred Capital Stock of any Restricted Subsidiary unless the Company or such Restricted Subsidiary would be entitled to incur or assume Indebtedness in compliance with the '--Limitation on Incurrence of Additional Indebtedness' covenant in an aggregate principal amount equal to the aggregate liquidation value of the Preferred Capital Stock to be issued.

     Limitation on Guarantees by Restricted Subsidiaries. The Company will not permit any Restricted Subsidiary, directly or indirectly, to assume, guarantee or in any other manner become liable with respect to any Indebtedness of the Company or any Guarantor, unless such Restricted Subsidiary is a Guarantor or simultaneously executes and delivers a supplemental indenture providing for the guarantee of payment of the Exchange Debentures by such Restricted Subsidiary; provided, however, that a Restricted Subsidiary may guarantee the Company's obligations under the Credit Agreement without executing and delivering such supplemental indenture or guaranteeing the Exchange Debentures; provided, further, that in the case of any guarantee of any Guarantor with respect to Senior Debt, the guarantee of the payment of the Exchange Debentures by such Guarantor to be provided in accordance herewith shall be subordinated to the guarantee with respect to such Senior Debt in the same manner and to the same extent as the Exchange Debentures are subordinated to such Senior Debt. Each guarantee created pursuant to the provisions described above is referred to as a 'Guarantee' and the issuer of each such Guarantee, so long as the Guarantee remains outstanding, is referred to as a 'Guarantor.'

     Notwithstanding the foregoing, in the event that a Guarantor is released from all obligations which pursuant to the first sentence of the preceding paragraph obligate it to become a Guarantor, such Guarantor shall be released from all obligations under its Guarantee (provided that the provisions of the first sentence of the preceding paragraph shall apply anew in the event that such Guarantor subsequent to being released incurs any obligations that pursuant to such sentence obligate it to become a Guarantor). In addition, upon any sale or disposition (by merger or otherwise) of any Guarantor by the Company or a Restricted Subsidiary of the Company to any person that is not an Affiliate of the Company or any of its Restricted Subsidiaries which is otherwise in compliance with the terms of the Exchange Indenture, such Guarantor will be deemed to be released from all obligations under its Guarantee; provided, however, that each such Guarantor is sold or disposed of in accordance with the '--Limitation on Asset Sales' covenant above; provided, further, that the foregoing proviso shall not apply to the sale or disposition of a Guarantor in a foreclosure to the extent that such proviso would be inconsistent with the requirements of the Uniform Commercial Code.

     Merger, Consolidation and Sale of Assets. The Company will not and will not cause or permit any Guarantor to, in a single transaction or series of related transactions, consolidate with or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets to, another Person or adopt a plan of liquidation unless (i) either (1) the Company or the Guarantor, as the case may be, is the survivor of such merger or consolidation or (2) the surviving or transferee Person is a corporation, partnership or trust organized and existing under the laws of the United States, any state thereof or the District of Columbia and such surviving or transferee

Person expressly assumes by supplemental indenture all the obligations of the

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Company or the Guarantor, as the case may be, under the Exchange Debentures and the Exchange Indenture; (ii) immediately after giving effect to such transaction and the use of proceeds therefrom (on a pro forma basis, including any Indebtedness incurred or anticipated to be incurred in connection with such transaction), the Company or the surviving or transferee Person is able to incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the '--Limitation on Incurrence of Additional Indebtedness' covenant; (iii) immediately after giving effect to such transaction (including any Indebtedness incurred or anticipated to be incurred in connection with the transaction) no Default or Event of Default has occurred and is continuing; and
(iv) the Company has delivered to the Trustee an officers' certificate and opinion of counsel, each stating that such consolidation, merger or transfer complies with the Exchange Indenture, that the surviving Person agrees by supplemental indenture to be bound thereby, and that all conditions precedent in the Exchange Indenture relating to such transaction have been satisfied. For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of related transactions) of all or substantially all of the properties and assets of one or more Subsidiaries the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company will be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

PAYMENTS FOR CONSENT

     Neither the Company nor any of its Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Exchange Debentures for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Exchange Debentures unless such consideration is offered to be paid or agreed to be paid to all holders of the Exchange Debentures who so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

EVENTS OF DEFAULT

     The following events are defined in the Exchange Indenture as 'Events of
Default':

          (i) the failure to pay interest on any Exchange Debentures when the same becomes due and payable and the Default continues for a period of 30 days (whether or not such payment is prohibited by the subordination provisions of the Exchange Indenture);

          (ii) the failure to pay the principal, or premium, if any, on any Exchange Debentures, when such principal becomes due and payable, at maturity, upon redemption or otherwise (whether or not such payment is prohibited by the subordination provisions of the Exchange Indenture);


          (iii) a default in the observance or performance of any other covenant or agreement contained in the Exchange Debentures or the Exchange Indenture which default continues for a period of 60 days after the Company receives written notice thereof specifying the default from the Trustee or holders of at least 25% in aggregate principal amount of outstanding Exchange Debentures;

          (iv) default in the payment at final maturity of principal in an aggregate amount of $5.0 million or more with respect to any Indebtedness of the Company or any Restricted Subsidiary thereof which default shall not be cured, waived or postponed pursuant to an agreement with the holders of such Indebtedness within 60 days after written notice, or the acceleration of any such Indebtedness aggregating $5.0 million or more which acceleration shall not be rescinded or annulled within 20 days after written notice as provided in the Exchange Indenture;

          (v) any final judgment or judgments which can no longer be appealed for the payment of money in excess of $5.0 million shall be rendered against the Company or any Restricted Subsidiary thereof, and shall not be discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect; and

          (vi) certain events of bankruptcy, insolvency or reorganization affecting Company or any of its Restricted Subsidiaries.

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     The Exchange Indenture provides that the Trustee may withhold notice to the holders of the Exchange Debentures of any default (except in payment of principal or premium, if any, or interest on the Exchange Debentures) if the Trustee considers it to be in the best interest of the holders of the Exchange Debentures to do so.

     Upon the happening of any Event of Default specified in the Exchange Indenture, the Trustee may, and the Trustee upon the request of 25% in principal amount of the Exchange Debentures shall or the holders of at least 25% in aggregate principal amount of outstanding Exchange Debentures may, declare the principal of and accrued but unpaid interest, if any, on all the Exchange Debentures to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a 'notice of acceleration' (the 'Acceleration Notice'), and the same (i) shall become immediately due and payable or (ii) if there are any amounts outstanding under the Credit Agreement, will become due and payable upon the first to occur of an acceleration under the Credit Agreement or 5 Business Days after receipt by the Company and the Representative under the Credit Agreement of such Acceleration Notice (unless all Events of Default specified in such Acceleration Notice have been cured or waived). If an Event of Default with respect to bankruptcy proceedings occurs and is continuing, then such amount will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of Exchange Debentures.

     The Exchange Indenture will provide that, at any time after a declaration of acceleration with respect to the Exchange Debentures as described in the preceding paragraph, the holders of a majority in principal amount of the Exchange Debentures then outstanding (by notice to the Trustee) may rescind and cancel such declaration and its consequences if (i) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction, (ii) all existing Events of Default have been cured or waived except nonpayment of principal or interest on the Exchange Debentures that has become due solely by such declaration of acceleration, (iii) to the extent the payment of such interest is lawful, interest (at the same rate specified in the Exchange Debentures) on overdue installments of interest and overdue principal which has become due otherwise than by such declaration of acceleration, has been paid,
(iv) the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances and (v) in the event of the cure or waiver of a Default or Event of Default of the type described in clause (vi) of the description above of Events of Default, the Trustee has received an officers' certificate and an opinion of counsel that such Default or Event of Default has been cured or waived. The holders of a majority in principal amount of the Exchange Debentures may waive any existing Default or Event of Default under the Exchange Indenture, and its consequences, except a default in the payment of the principal of or interest on any Exchange Debentures.

     The Company is required to deliver to the Trustee, on or before 100 days after the end of the Company's fiscal year and on or before 50 days after the end of the first, second and third fiscal quarters of such years, a certificate indicating whether the signing officers know of any Default or Event of Default that occurred during the previous year or quarter, as the case may be, and whether the Company has complied with its obligations under the Exchange Indenture. In addition, the Company will be required to notify the Trustee of the occurrence and continuation of any Default or Event of Default within five business days after the Company becomes aware of the same.

     Subject to the provisions of the Exchange Indenture relating to the duties of the Trustee in case an Event of Default thereunder should occur and be continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Exchange Indenture at the request or direction of any of the holders of the Exchange Debentures unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Subject to such provision for security or indemnification and certain limitations contained in the Exchange Indenture, the holders of a majority in principal amount of the outstanding Exchange Debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

SATISFACTION AND DISCHARGE OF EXCHANGE INDENTURE; DEFEASANCE

     The Exchange Indenture provides the Company may elect either (a) to defease and be discharged from any and all obligations with respect to the Exchange Debentures (except for the obligations to register the transfer or exchange of such Exchange Debentures, to replace temporary or mutilated, destroyed, lost or stolen Exchange Debentures, to maintain an office or agency in respect of the Exchange Debentures and to hold monies for payment in trust) ('defeasance') or
(b) to be released from their obligations with respect to the Exchange


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Debentures under certain covenants contained in the Exchange Indenture and described above under '--Certain Covenants' ('covenant defeasance'), upon the deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money and/or U.S. Government Obligations which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of, premium, if any, and interest on the Exchange Debentures on the scheduled due dates therefor or on a selected date of redemption in accordance with the terms of the Exchange Indenture. Such a trust may only be established if, among other things, the Company had delivered to the Trustee an opinion of counsel (as specified in the Exchange Indenture) (i) to the effect that neither the trust nor the Trustee will be required to register as an investment company under the Investment Company Act of 1940, as amended, and (ii) to the effect that holders of the Exchange Debentures or persons in their positions will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred which, in the case of a defeasance only, must be based upon a private ruling concerning the Exchange Debentures, a published ruling of the Internal Revenue Service or a change in applicable federal income tax law.

REPORTS TO HOLDERS

     The Company will file with the Trustee and provide to the holders of Exchange Debentures, within 15 days after it files them with the Commission, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may by rules and regulations prescribe) which the Company files with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. In the event the Company is no longer required to furnish such reports to its securityholders pursuant to Exchange Act, the Company will cause its consolidated financial statements, comparable to those which would have been required to appear in annual or quarterly reports, to be delivered to the holders of the Exchange Debentures.

MODIFICATION OF THE EXCHANGE INDENTURE

     From time to time, the Company, the Guarantors and the Trustee, together, without the consent of the holders of the Exchange Debentures, may amend or supplement the Exchange Indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies, so long as such change does not, adversely affect the rights of any of the holders in any material respect. Other modifications and amendments of the Exchange Indenture may be made with the consent of the holders of a majority in principal amount of the then outstanding Exchange Debentures, except that, without the consent of each holder of the Exchange Debentures affected thereby, no amendment may directly or indirectly
(i) reduce the amount of Exchange Debentures whose holders must consent to an amendment; (ii) reduce the rate of or change the time for payment of interest, including defaulted interest, on any Exchange Debentures; (iii) reduce the principal of or change the fixed maturity of any Exchange Debentures, or change the date on which any Exchange Debentures may be subject to redemption or repurchase, or reduce the redemption or repurchase price therefor; (iv) make any Exchange Debentures payable in money other than that stated in the Exchange Debentures; (v) make any change in provisions of the Exchange Indenture protecting the right of each holder of a Exchange Debenture to receive payment of principal of and interest on such Exchange Debenture on or after the due date thereof or to bring suit to enforce such payment or permitting holders of a majority in principal amount of a class of Exchange Debentures to waive Defaults or Events of Default, other than ones with respect to the payment of principal of or interest on the Exchange Debentures, or relating to certain amendments of the Exchange Indenture; (vi) after the Company's obligation to purchase the Exchange Debentures arises under the Exchange Indenture, amend, modify or change the obligation of the Company to make or consummate a Change of Control Offer or any Excess Proceeds Offer, as the case may be, or waive any default in the performance thereof or modify any of the provisions or definitions with respect to any such offer; or (vii) modify the subordination provisions of the Exchange Indenture to adversely affect the holders of Exchange Debentures.

THE TRUSTEE

     United States Trust Company of New York will be the Trustee under the Exchange Indenture. The Trustee under the Exchange Indenture will be the Registrar and Paying Agent with regard to the Exchange Debentures. The Exchange Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Exchange Indenture. During the existence of an Event

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

of Default, the Trustee will exercise such rights and powers vested in it under the Exchange Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

TRANSFER AND EXCHANGE

     Holders of the Exchange Debentures may transfer or Exchange Debentures in accordance with the Exchange Indenture. The Registrar under such Exchange Indenture may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Exchange Indenture. The Registrar is not required to transfer or exchange any Exchange Debenture selected for redemption. Also, the Registrar is not required to transfer or exchange any Exchange Debenture for a period of 15 days before selection of the Exchange Debentures to be redeemed.

     The Exchange Debentures will be issued in a transaction exempt from registration under the Securities Act and will be subject to the restrictions on transfer described in 'Notice to Investors.'

     The registered holder of an Exchange Debenture may be treated as the owner of it for all purposes.


CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Certificate of Designation and the Exchange Indenture. Reference is made to the Certificate of Designation and the Exchange Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

     'Acquired Indebtedness' means Indebtedness of a person (a) assumed in connection with an Asset Acquisition from such person or (b) existing at the time such person becomes a Subsidiary of any other person.

     'Affiliate' means, with respect to any specified person, any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person.

     'Asset Acquisition' means (a) an Investment by the Company or any Subsidiary of the Company in any other person pursuant to which such person shall become a Restricted Subsidiary of the Company, or shall be merged with or into the Company or any Restricted Subsidiary of the Company, or (b) the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any person which constitute all or substantially all of the assets of such person or any division or line of business of such person.

     'Asset Sale' means any sale, issuance, conveyance, transfer, lease or other disposition to any person other than the Company or a Wholly-Owned Restricted Subsidiary of the Company, in one or a series of related transactions, of: (a) any Capital Stock of any Restricted Subsidiary of the Company; (b) all or substantially all of the properties and assets of any division or line of business of the Company or any Restricted Subsidiary of the Company; or (c) any other properties or assets of the Company or a Restricted Subsidiary (including proprietary brand names, whether registered or otherwise) other than in the ordinary course of business (it being understood that the sale or lease of any used or obsolete equipment is in the ordinary course of business). For the purposes of this definition, the term 'Asset Sale' shall not include (i) any sale, issuance, conveyance, transfer, lease or other disposition of properties or assets that is governed by the provisions described under '--Merger, Consolidation or Sale of Assets' and (ii) any sale, issuance, conveyance, transfer, lease or other disposition of properties or assets, whether in one transaction or a series of related transactions, involving assets with a fair market value determined by the Company to be not in excess of $1,000,000.

     'Capital Stock' means (i) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated) of capital stock, including each class of common stock and preferred stock of such Person and (ii) with respect to any Person that is not a corporation, any and all partnership or other equity interests.

     'Capitalized Lease Obligation' means any obligation under a lease of (or other agreement conveying the right to use) any property (whether real, personal or mixed) that is required to be classified and accounted for as a capital lease obligation under GAAP; and, for the purpose of this definition, the amount of such obligation at any date shall be the capitalized amount thereof at such date, determined in accordance with GAAP consistently applied.


     'Cash Equivalents' means, at any time: (i) any evidence of Indebtedness with a maturity of 180 days or less issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof); (ii) certificates of deposit, time deposits, Eurodollar time deposits and bankers' acceptances

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

with a maturity of 180 days or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits at the time of investment of not less than $500,000,000; (iii) commercial paper with a maturity of 180 days or less issued by a corporation that is not an Affiliate of the Company organized under the laws of any state of the United States or the District of Columbia and rated at the time of investment at least A-1 by S&P or at least P-1 by Moody's or at least an equivalent rating category of another nationally recognized securities rating agency; and (iv) repurchase agreements and reverse repurchase agreements relating to marketable direct obligations issued or unconditionally guaranteed by the government of the United States of America or issued by any agency thereof and backed by the full faith and credit of the United States of America, in each case maturing within 180 days from the date of acquisition; provided that the terms of such agreements comply with the guidelines set forth in the Federal Financial Agreements of Depository Institutions With Securities Dealers and Others, as adopted by the Comptroller of the Currency on October 31, 1985.

     'Change of Control' means the occurrence of any of the following events:
(a) any 'person' or 'group' (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), excluding Permitted Holders, is or becomes the 'beneficial owner' (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have 'beneficial ownership' of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total Voting Stock of the Company; (b) the Company consolidates with, or merges with or into, another person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any person, or any person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction where (i) the outstanding Voting Stock of the Company is converted into or exchanged for (1) Voting Stock (other than Disqualified Capital Stock) of the surviving or transferee corporation or (2) cash, securities and other property in an amount which could be paid by the Company as a Restricted Payment under the Indenture and (ii) immediately after such transaction no 'person' or 'group' (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), excluding Permitted Holders, is the 'beneficial owner' (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have 'beneficial ownership' of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total Voting Stock of the surviving or transferee corporation; or (c) during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or persons whose election as directors or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office.

     'Common Stock' means, with respect to any person, any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or nonvoting) of, such person's common stock, whether outstanding at the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

     'Consolidated EBITDA' means, with respect to any person for any period, (i) the sum of, without duplication, the amount for such period, taken as a single accounting period, of (a) Consolidated Net Income, (b) Consolidated Non-cash Charges, (c) Consolidated Interest Expense, (d) Consolidated Income Tax Expense and (e) all non-cash accruals or cash expenses relating to the New Equity Incentive Plan (to the extent such accruals or expenses reduce net income), less
(ii) non-cash items increasing Consolidated Net Income (other than in the ordinary course of business); provided, however, that if, during such period, such person or any of its Restricted Subsidiaries shall have consummated any Asset Sale or Asset Acquisition, Consolidated EBITDA for such person and its Restricted Subsidiaries for such period shall be adjusted (in the manner set forth in the definition of the term 'Consolidated Fixed Charge Coverage Ratio') to give pro forma effect to the Consolidated EBITDA directly attributable to the assets which are the subject of such Asset Sales or Asset Acquisitions during such period.

     'Consolidated Fixed Charge Coverage Ratio' means, with respect to any person, the ratio of the aggregate amount of Consolidated EBITDA of such person for the four full fiscal quarters for which financial information

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

in respect thereof is available immediately preceding the date of the transaction (the 'Transaction Date') giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (such four full fiscal quarter period being referred to herein as the 'Four Quarter Period') to the aggregate amount of Consolidated Fixed Charges of such person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition 'Consolidated EBITDA' and 'Consolidated Fixed Charges' shall be calculated after giving effect on a pro forma basis for the period of such calculation to, without duplication, (a) the incurrence of any Indebtedness of such person or any of its Restricted Subsidiaries, or the repayment of any Indebtedness of such person or its Restricted Subsidiary (other than the incurrence and repayment of Indebtedness under a revolving credit facility) during the period commencing on the first day of the Four Quarter Period to and including the Transaction Date (the 'Reference Period'), including, without limitation, the incurrence of the Indebtedness giving rise to the need to make such calculation, as if such incurrence occurred on the first day of the Reference Period, and (b) any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such person or one of its Restricted Subsidiaries (including any person who becomes a Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness) occurring during the Reference Period, as if such Asset Sale or Asset Acquisition occurred on the first day of the Reference Period. Furthermore, in calculating 'Consolidated Fixed Charges' for purposes of determining the denominator (but not the numerator) of this 'Consolidated Fixed Charge Coverage Ratio,' (i) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date, (ii) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Reference Period; (iii) notwithstanding clauses (i) and (ii) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by Interest Rate Agreements, shall be deemed to have accrued at the rate per annum resulting after giving effect to the operation of such agreements and (iv) interest on any Indebtedness incurred pursuant to a revolving credit facility shall will be based on the average daily principal amount outstanding under such facility during such Four Quarter Period. In calculating the Consolidated Fixed Charge Coverage Ratio, and giving pro forma effect to any incurrence of Indebtedness during a Reference Period, pro forma effect shall be given to the use of proceeds thereof to permanently repay or retire Indebtedness. If such person or any of its Restricted Subsidiaries directly or indirectly guaranteed Indebtedness of a third person, the above clauses shall give effect to the incurrence of such guaranteed Indebtedness as if such person or such Restricted Subsidiary had directly incurred or otherwise assumed such guaranteed Indebtedness.

     'Consolidated Fixed Charges' means, with respect to any person for any period, the sum of, without duplication, the amounts for such period of (i) Consolidated Interest Expense and (ii) the aggregate amount of cash dividends and other distributions paid or accrued during such period in respect of Disqualified Capital Stock of such person and its Restricted Subsidiaries on a consolidated basis; provided, however, that if, during such period, such person or any of its Restricted Subsidiaries shall have made any Asset Sales or Asset Acquisitions, Consolidated Fixed Charges for such person and its Restricted Subsidiaries for such period shall be adjusted (in the manner set forth in the definition of the term 'Consolidated Fixed Charge Coverage Ratio') to give pro forma effect to the Consolidated Fixed Charges directly attributable to the assets which are the subject of such Asset Sales or Asset Acquisitions during such period.

     'Consolidated Income Tax Expense' means, with respect to any person for any period, the provision for federal, state, local and foreign income taxes of such person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP consistently applied.


     'Consolidated Interest Expense' means, with respect to any person for any period, without duplication, the (i) sum of (a) the interest expense of such person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP consistently applied, including, without limitation, (1) any amortization of debt discount, (2) the net cost under Interest Rate Agreements (including any amortization of discounts), (3) the interest portion of any deferred payment obligation which in accordance with GAAP is required to be reflected on an income statement, (4) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, and (5) all accrued interest and (b) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such person

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

and its Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP consistently applied, minus, in the case of the Company,
(ii) any non-cash interest expense of the Company in respect of Permitted Indebtedness incurred in connection with the New Equity Incentive Plan, minus
(iii) any amortization of deferred financing discount costs and expenses.

     'Consolidated Net Income' means, with respect to any person, for any period, the consolidated net income (or loss) of such person and its Restricted Subsidiaries for such period as determined in accordance with GAAP consistently applied adjusted, (A) to the extent included in calculating such net income, by excluding, without duplication, (i) all extraordinary gains or losses (net of fees and expenses relating to the transaction giving rise thereto) and the non-recurring cumulative effect of accounting changes, (ii) the portion of net income (or loss) of such person and its Restricted Subsidiaries allocable to minority interests in unconsolidated persons to the extent that cash dividends or distributions have not actually been received by such person or one of its Restricted Subsidiaries, (iii) net income (or loss) of any person combined with such person or one of its Restricted Subsidiaries on a 'pooling of interests' basis attributable to any period prior to the date of combination, (iv) one time unusual non-cash charges, (v) any gain or loss realized upon the termination of any employee pension benefit plan, on an after-tax basis, (vi) gains or losses in respect of any Asset Sales by such person or one of its Restricted Subsidiaries (net of fees and expenses relating to the transaction giving rise thereto), on an after-tax basis, (vii) the net income of any Restricted Subsidiary of such person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulations applicable to that Subsidiary or its stockholders and
(viii) the amount of any Consolidated Non-cash Charges of such person attributable to the purchase method of accounting treatment in accordance with Accounting Principles Board Opinion No. 16 dated August 1970, entitled 'Business Combinations' and (B) by adding, in the case of the Company, (i) without duplication, capital contributions made by Lancer to the Company pursuant to the Tax Sharing Agreement to the extent such capital contributions represent a return to the Company of amounts which had been included as income taxes in computing the Company's Consolidated Net Income and (ii) for purposes of determining the Company's ability to make Restricted Payments pursuant to the '--Limitation on Restricted Payments' covenant, 100% (without duplication) of all non-cash accruals or cash expenses relating to the New Equity Incentive Plan (to the extent such accruals or expenses reduce net income.)

     'Consolidated Non-cash Charges' means, with respect to any person for any period, the aggregate depreciation, amortization and other non-cash expenses (including, without limitation, non-cash reserves and non-cash charges) of such person and its Restricted Subsidiaries reducing Consolidated Net Income of such person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP consistently applied.

     'Credit Agreement' means (a) the GE Credit Agreement, together with all amendments, documents and instruments from time to time delivered in connection with the GE Credit Agreement (including, without limitation, any guaranty agreements and security documents), as in effect on the date hereof and, subject to the proviso to the next succeeding sentence, as the GE Credit Agreement and such other agreements, documents and instruments may be amended, amended and restated, renewed, extended, restructured, supplemented or otherwise modified from time to time, and (b) any credit agreement, loan agreement, note purchase agreement, indenture or other agreement, document or instrument refinancing, refunding or otherwise replacing the GE Credit Agreement or any other agreement deemed a Credit Agreement under clause (a) or (b) hereof, whether or not with the same agent, trustee, representative lenders or holders, and, subject to the proviso to the next succeeding sentence, irrespective of any changes in the terms and conditions thereof. Without limiting the generality of the foregoing, the term 'Credit Agreement' shall include any amendment, amendment and restatement, renewal, extension, restructuring, supplement or modification to any Credit Agreement and all refundings, refinancings and replacements of any Credit Agreement, including any agreement (i) extending the maturity of any Indebtedness incurred thereunder or contemplated thereby, (ii) adding or deleting borrowers or guarantors thereunder, so long as borrowers and issuers include one or more of the Company and its Subsidiaries and their respective successors and assigns, and (iii) increasing the amount of Indebtedness incurred thereunder or available to be borrowed thereunder, provided that on the date thereof such Indebtedness would not be prohibited under the Exchange Indenture.

     'Default' means any event that is, or after notice or passage of time or both would be, an Event of Default.

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     'Designated Senior Debt' means (i) all Senior Debt under the Credit
Agreement, (ii) Indebtedness in respect of the Existing Notes, and (iii) any other Senior Debt which (a) at the time of determination exceeds $10,000,000 in aggregate principal amount and (b) is specifically designated by the Company in the instrument evidencing such Senior Debt as 'Designated Senior Debt' by the Company.

     'Disqualified Capital Stock' means any Capital Stock (other than the Existing Preferred Stock or the Private Exchange Preferred Stock) which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures (excluding any maturity as the result of an optional redemption by the issuer thereof) or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof, in whole or in part, on or prior to (i) the mandatory redemption date of the New Preferred Stock, in the case of the New Preferred Stock or (ii) the final maturity date of the Exchange Debentures, in the case of the Exchange Debentures. Without limitation of the foregoing, Disqualified Capital Stock shall be deemed to include (i) any Preferred Capital Stock of a Restricted Subsidiary of the Company, (ii) any Preferred Capital Stock of the Company, with respect to either of which, under the terms of such Preferred Capital Stock, by agreement or otherwise, such Restricted Subsidiary or the Company is obligated to pay current dividends or distributions in cash during the period prior to the redemption date of the New Preferred Stock or the maturity date of the Exchange Debentures; and (iii) as long as the New Preferred Stock remains outstanding, Senior Stock and Parity Stock. Notwithstanding anything in this definition to the contrary, Preferred Capital Stock of the Company or any Restricted Subsidiary thereof that is issued with the benefit of provision requiring a change of control offer to be made for such Preferred Capital Stock in the event of a change of control of the Company or Restricted Subsidiary, which provisions have substantially the same effect as the provisions of the Certificate of Designation and Exchange Indenture described under '--Change of Control,' shall not be deemed to be Disqualified Capital Stock solely by virtue of such provisions.

     'Exchange Date' means the date of original issuance of the Exchange Debentures.

     'Exchange Debentures' means the Company's 11 1/4% Subordinated Exchange Debentures due 2009 issuable in exchange for the New Preferred Stock.

     'Existing Indenture' means the indenture pursuant to which the Existing Notes were issued.

     'Existing Notes' means the Company's 11 3/8% Senior Subordinated Notes due 2001.

     'Existing Preferred Stock' means the Company's unregistered 11 1/4% Cumulative Exchangeable Preferred Stock issued on or about the Issue Date.

     'Event of Default' has the meaning set forth under '--Events of Default' herein.

     'GAAP' means generally accepted accounting principles in the United States set forth in the Statements of Financial Accounting Standards and Interpretations, Accounting Principles Board Opinions and AICPA Accounting Research Bulletins which are applicable as of the Issue Date.

     'GE Credit Agreement' means the Credit Agreement, dated as of July 7, 1993, as amended from time to time, among the Company, T-H Licensing, Inc., as guarantor, the lenders named therein and General Electric Capital Corporation, as agent for such lenders.

     'Guarantee' has the meaning set forth under '--Limitation on Guarantees by Restricted Subsidiaries' herein.


     'guarantee' means, as applied to any obligation, (i) a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation and (ii) an agreement. direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such obligation, including, without limiting the foregoing, the payment of amounts drawn down by letters of credit.

     'Guarantor' means the issuer at any time of a Guarantee (so long as such Guarantee remains outstanding).

     'incur' means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording (other than previously recorded), as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such person (and 'incurrence,' 'incurred,' 'incurable,' and 'incurring' shall have meanings correlative to the foregoing);

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provided that a change in GAAP that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an incurrence of such Indebtedness.

     'Indebtedness' means, with respect to any person, without duplication, (a) all liabilities of such person for borrowed money or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities incurred in the ordinary course of business, but including, without limitation, all obligations, contingent or otherwise, of such person in connection with any letters of credit, banker's acceptance or other similar credit transaction, (b) all obligations of such person evidenced by bonds, notes, debentures or other similar instruments, (c) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable arising in the ordinary course of business, (d) all Capitalized Lease Obligations of such person, (e) all Indebtedness referred to in the preceding clauses of other persons and all dividends of other persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon property (including, without limitation, accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness (the amount of such obligations being deemed to be the lesser of the value of such property or asset or the amount of the obligation so secured), (f) all guarantees of Indebtedness referred to in this definition by such person, (g) all Disqualified Capital Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends, (h) all obligations under or in respect of currency exchange contracts and Interest Rate Agreements of such person and (i) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (a) through (h) above. For purposes hereof, (x) the 'maximum fixed repurchase price' of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined in good faith by the board of directors of the issuer of such Disqualified Capital Stock, and (y) Indebtedness is deemed to be incurred pursuant to a revolving credit facility each time an advance is made thereunder; provided, however, that, with respect to the Company, Indebtedness referred to in this definition shall exclude all obligations of the Company to Lancer under the Tax Sharing Agreement and any liability for federal, state, local or other taxes owed or owing by the Company.

     'Interest Rate Agreement' means the obligations of any person pursuant to any arrangement with any other person whereby, directly or indirectly, such person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

     'Investment' means, with respect to any person, any direct or indirect loan or other extension of credit, guarantee or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other person. For the purpose of making any calculations under the Exchange Indenture (i) Investment shall include the fair market value of the net assets of any Subsidiary at the time that such Subsidiary is designated an Unrestricted Subsidiary and shall exclude the fair market value of the net assets of any Unrestricted Subsidiary that is designated a Restricted Subsidiary and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at fair market value at the time of such transfer; provided that in each case, the fair market value of an asset or property shall be as determined by the Board of Directors of the Company in good faith. For the purpose of the Exchange Indenture, the change in designation of a Restricted Subsidiary to an Unrestricted Subsidiary shall be an Investment. 'Investments' shall exclude extensions of trade credit on commercially reasonable terms consistent with the normal course of business of the Company and the Restricted Subsidiaries.

     'Issue Date' means the date of original issuance of the Existing Preferred Stock.

     'Lancer' means Lancer Industries Inc., a Delaware corporation.

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     'Lien' means any mortgage, charge, pledge, lien (statutory or other), security interest, hypothecation, assignment for security, claim, or preference or priority or other encumbrance upon or with respect to any property of any kind. A person shall be deemed to own subject to a Lien any property which such person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

     'Moody's' means Moody's Investors Services, Inc. and its successors.

     'Net Cash Proceeds' means, with respect to any Asset Sale, the proceeds thereof in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary of the Company) net of
(i) brokerage commissions and other fees and expenses (including, without limitation, fees and expenses of legal counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes payable as a result of such Asset Sale, (iii) amounts required to be paid and which have been paid, or amounts required to be pledged and which are pledged to secure Indebtedness owed to any person (other than the Company or any Restricted Subsidiary of the Company) owning a beneficial interest in the assets subject to the Asset Sale (which, in the case of a Lien, is being pledged to permanently reduce Indebtedness secured by such Lien) and (iv) appropriate amounts to be provided by the Company or any Restricted Subsidiary of the Company, as the case may be, as a reserve required in accordance with GAAP consistently applied against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary of the Company, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an officers' certificate delivered to the Trustee.

     'New Equity Incentive Plan' means any long-term incentive compensation plan adopted by the Company covering the Company's executives and selected other key management employees.


     'New Preferred Stock' means the Company's 11 1/4% Series A Cumulative Exchangeable Preferred Stock, par value $.01 per share, and as described in '--The New Preferred Stock.'


     'Non-Payment Event of Default' means any event (other than a Payment Default) the occurrence of which entitles one or more Persons to accelerate the maturity of any Designated Senior Debt.

     'Obligations' means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing, or otherwise relating to, any Indebtedness.

     'Payment Default' means any default, whether or not any requirement for the giving of notice, the lapse of time or both, or any other condition to such default becoming an event of default has occurred, in the payment of principal of (or premium, if any) or interest on or any other amount payable in connection with Designated Senior Debt.

     'Permitted Holders' means (i) Lancer and its Affiliates and (ii) any 'group' (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) comprised solely of Lancer and its Affiliates (it being understood that a 'group' that includes any other Person shall not be a Permitted Holder).

     'Permitted Indebtedness' means each and all of the following:

          (1) Indebtedness of the Company or any Guarantor under the Credit Agreement in an aggregate principal amount at any time outstanding not to exceed the greater of (x) $58,000,000, less the amount of any scheduled principal payments actually made (excluding, without limitation, any prepayments required to be made based upon the Company's excess cash flow) or the amount of any other payments which are applied or credited against scheduled principal payments on the date such scheduled principal payments would otherwise have been made (except to the extent refinanced under a replacement Credit Agreement at the time of the respective repayment) by the Company or any Guarantor in respect of any term loans under the Credit Agreement and the amount by which the aggregate commitment under any revolving credit facility under the Credit Agreement at any time has been permanently reduced to the extent that any repayments required to be made in connection with effecting such permanent reduction have been made (it being understood that to the extent a reduction in commitments under any revolving credit facility under the Credit Agreement arises solely in connection with a refinancing of outstanding amounts under such revolving credit facility with borrowings under a replacement Credit Agreement and the commitments under

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

     the Credit Agreement are thereby replaced with commitments under such replacement Credit Agreement such a permanent reduction shall not have occurred); provided, however, that the Company or any Guarantor shall be permitted to incur an additional amount of Indebtedness not to exceed $15,000,000 under its revolving credit facility if the borrowing base requirement under such facility permits such incurrence and (y) the amount equal to the sum of 80% of the net book value of accounts receivable and 60% of the net book value of inventory (determined on a first-in-first-out basis) of the Company and its Restricted Subsidiaries on a consolidated basis at the time such Indebtedness is incurred, as determined in accordance with GAAP;

          (2) Indebtedness of the Company and its Restricted Subsidiaries pursuant to the Existing Notes and the Existing Indenture;

          (3) Indebtedness of the Company and its Restricted Subsidiaries pursuant to the Exchange Debentures and the Exchange Indenture;


          (4) Indebtedness of the Company outstanding on the date of the Exchange Indenture;

          (5) Interest Rate Agreements of the Company or any Guarantor covering Indebtedness of the Company or any such Guarantor; provided, however, that
     (i) any Indebtedness to which any such Interest Rate Agreement relate bears interest at fluctuating interest rates and is otherwise permitted to be incurred under this covenant and (ii) the notional amount of any such Interest Rate Agreement does not exceed the principal amount of the Indebtedness to which such Interest Rate Agreement relates;

          (6) Indebtedness of a Wholly-Owned Restricted Subsidiary of the Company (x) to the Company or (y) to another Wholly-Owned Restricted Subsidiary of the Company; provided, however, that any such Indebtedness of a Wholly-Owned Restricted Subsidiary of the Company that is not a Guarantor is not subordinated in right of payment to any other Indebtedness of such Restricted Subsidiary;

          (7) Indebtedness of the Company to a Wholly-Owned Restricted Subsidiary of the Company which is unsecured and, unless owing to a Guarantor, subordinated in right of payment from and after such time as the Exchange Debentures shall become due and payable (whether at a Stated Maturity, by acceleration or otherwise) to the payment and performance of the Company's obligations under the Exchange Indenture and the Exchange Debentures; provided, however, that any subsequent issuance or transfer of Capital Stock that results in such Wholly-Owned Restricted Subsidiary ceasing to be such, or any subsequent transfer of such Indebtedness (other than to the Company or a Wholly-Owned Restricted Subsidiary) will be deemed, in each case, to constitute the issuance of such Indebtedness by the Company or of such Indebtedness by such Wholly-Owned Restricted Subsidiary;

          (8) Indebtedness of the Company to T-H Licensing arising in connection with the loans described in clause (vi) of the '--Limitation on Transactions With Affiliates' covenant.

          (9) Indebtedness of the Company or any Guarantor representing Capitalized Lease Obligations so long as such Indebtedness does not exceed 6.0% of the amount of the gross property, plant and equipment of the Company and its Restricted Subsidiaries determined on a consolidated basis, as shown on the balance sheet of the Company as of the end of the most recent fiscal quarter, in accordance with GAAP consistently applied;

          (10) Indebtedness of the Company or any Restricted Subsidiary arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, that such Indebtedness is extinguished within 5 business days of incurrence;

          (11) Indebtedness of the Company or any Restricted Subsidiary consisting of guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets permitted under the Exchange Indenture;


          (12) Following the Exchange Date, any Indebtedness or other obligations of the Company issued to participants in the New Equity Incentive Plan, provided that such Indebtedness is subordinated in right of payment to the Exchange Debentures;

          (13) Indebtedness of the Company or any Guarantor in addition to that described in clauses (1) through (12) above not to exceed $20,000,000 outstanding at any time in the aggregate, which Indebtedness may be incurred under the Credit Agreement; or

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

          (14) (i) Indebtedness of the Company or any Guarantor, the proceeds of which are used solely to refinance (whether by amendment, renewal, extension or refunding) Indebtedness of the Company (including all or a portion of the Exchange Debentures) or any of its Restricted Subsidiaries and (ii) Indebtedness of any Restricted Subsidiary of the Company the proceeds of which are used solely to refinance (whether by amendment, renewal, extension or refunding) Indebtedness of such Restricted Subsidiary; provided, however, that (A) the principal amount of Indebtedness incurred pursuant to this clause (14) (or, if such Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof, the original issue price of such Indebtedness) shall not exceed the sum of the principal amount of Indebtedness so refinanced (or, if the Indebtedness so refinanced provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof, the original issue price of such Indebtedness plus any accretion value attributable thereto since the original issuance of such Indebtedness) plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of such Indebtedness or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing by means of a tender offer or privately negotiated purchase, plus the amount of expenses in connection therewith and (B) in the case of any refinancing of Indebtedness that is not Senior Debt, (1) such new Indebtedness is made subordinated to the Exchange Debentures in the same manner and at least to the same extent as the Indebtedness being refinanced and (2) such new Indebtedness has a Weighted Average Life to Maturity and final Stated Maturity of principal that exceeds the Weighted Average Life to Maturity and final Stated Maturity of principal, respectively, of the Indebtedness being refinanced.

     'Permitted Investment' means any of the following: (i) Investments by the Company or any Wholly-Owned Restricted Subsidiary of the Company in another person, if as a result of such Investment such other person is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to the Company or such Wholly-Owned Restricted Subsidiary; (ii) Investments in obligations of, or guaranteed by, the United States government or any agency or political subdivision thereof, maturing within one year of the date of purchase; (iii) Investments in commercial paper issued by corporations, each of which shall have a consolidated net worth of at least $100,000,000 maturing within 180 days from the date of the original issue thereof, and rated 'P-1' or better by Moody's or 'A-1' or better by S&P or an equivalent rating or better by any other nationally recognized securities rating agency; (iv) Investments in certificates of deposit issued or acceptances accepted by or guaranteed by any bank or trust company organized under the laws of the United States of America or any state thereof or the District of Columbia, in each case having capital, surplus and undivided profits totaling more than $100,000,000 maturing within one year of the date of purchase; (v) Investments representing Capital Stock or obligations issued to the Company or any of its Restricted Subsidiaries in settlement claims against any other person by reason of a composition or readjustment of debt or a reorganization of any debtor of the Company or of such Restricted Subsidiary; (vi) Investments in Cash Equivalents;
(vii) loans and advances to officers of the Company and its Restricted Subsidiaries made in compliance with clause (v) of the second paragraph under the covenant '--Limitation on Transactions with Affiliates' described above;
(viii) Investments by the Company or a Wholly-Owned Restricted Subsidiary in the Capital Stock of a Wholly-Owned Restricted Subsidiary; (ix) money market funds organized under the laws of the United States of America or any state thereof that invest substantially all of their assets in any of the types of investments described in clause (ii), (iii), (iv) or (vi) above; (x) Investments in any of the Exchange Debentures; (xi) receivables owing to the Company of any Restricted Subsidiary created in the ordinary course of business, (xii) Investments consisting of Indebtedness permitted under clause (5) of the definition of Permitted Indebtedness; and (xiii) Investments in the aggregate amount of $10,000,000 at any time outstanding.

     'Permitted Liens' means the following types of Liens:

          (a) Liens for taxes, assessments or governmental charges or claims either (i) not delinquent or (ii) contested in good faith by appropriate proceedings and as to which the Company or any of its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

          (b) security for the payment of workers' compensation, unemployment insurance, other social security benefits or other insurance-related obligations (including, but not limited to, in respect of deductibles, self-insured retention amounts and premiums and adjustments thereto);

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

          (c) deposits or pledges in connection with bids, tenders, leases and contracts (other than contracts for the payment of money);

          (d) zoning restrictions, easements, licenses, reservations, provisions, covenants, conditions, waivers, restrictions on the use of property or minor irregularities of title (and with respect to leasehold interests, mortgages, obligations, liens and other encumbrances incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the leased property, with or without consent of the lessee), none of which interferes in any material respect with the ordinary conduct of the business of the Company or any of its Subsidiaries or materially impairs the use of any parcel of property;

          (e) deposits or pledges to secure public or statutory obligations, progress payments, surety and appeal bonds or other obligations of like nature incurred in the ordinary course of business;

          (f) certain surveys, exceptions, title defects, encumbrances, easements, reservations of, or rights of others for, rights of way, sewers, electric lines, telegraph or telephone lines and other similar purposes or zoning or other restrictions as to the use of real property not materially interfering with the ordinary conduct of the business of the Company and its Subsidiaries taken as a whole; or

          (g) Liens arising by operation of law in favor of landlords, mechanics, carriers, warehousemen, materialmen, laborers, employees, suppliers or the like, incurred in the ordinary course of business for sums which are not yet delinquent or are being contested in good faith by negotiations or by appropriate proceedings which suspend the collection thereof.

     'Person' means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     'Preferred Capital Stock' of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemption or upon liquidation.

     'Private Exchange Preferred Stock' means a series of the Company's exchangeable preferred stock having terms identical in all material respects to the Existing Preferred Stock.

     'Qualified Capital Stock' means any Capital Stock that is not Disqualified Capital Stock.

     'Redeemable Dividend' means, for any dividend or distribution with regard to Disqualified Capital Stock, the quotient of the dividend or distribution divided by the difference between one and the maximum statutory federal income tax rate (expressed as a decimal number between 1 and 0) then applicable to the issuer of such Disqualified Capital Stock.

     'Restricted Payment' means the following:

          (A) For purposes of the Exchange Indenture, (i) the declaration or payment of any dividend or the making of any other distribution (other than dividends or distributions payable in Qualified Capital Stock) on shares of the Company's Capital Stock, (ii) the purchase, redemption, retirement or other acquisition for value of any Capital Stock of the Company, or any warrants, rights or options to acquire shares of Capital Stock of the Company, other than through the exchange of such Capital Stock or any warrants, rights or options to acquire shares of any class of such Capital Stock for Qualified Capital Stock or warrants, rights or options to acquire Qualified Capital Stock, (iii) the making of any principal payment on, or the purchase, defeasance, redemption, prepayment, decrease or other acquisition or retirement for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, of, any Indebtedness of the Company or its Subsidiaries that is subordinated or junior in right of payment to the Exchange Debentures, and (iv) the making of any Investment (other than a Permitted Investment).

          (B) For purposes of the Certificate of Designation, (i) the declaration or payment of any dividend or the making of any other distribution (other than dividends or distributions payable in Qualified Capital Stock) on shares of the Company's Parity Stock or Junior Stock,
     (ii) any purchase, redemption, retirement or other acquisition for value of any Parity Stock or Junior Stock of the Company, or any warrants, rights or options to acquire shares of Parity Stock or Junior Stock of the Company, other than through the exchange of such Parity Stock or Junior Stock or any warrants, rights or options to acquire shares of any class of such Parity Stock or Junior Stock for Qualified Capital Stock or warrants, rights or options to acquire Qualified Capital Stock, and (iii) the making of any Investment (other than a Permitted Investment).

     'Restricted Subsidiary' means (i) T-H Licensing, Inc. and (ii) any other Subsidiary of the Company other than an Unrestricted Subsidiary.

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

     'S&P' means Standard & Poor's Corporation and its successors.

     'Senior Debt' means the principal of, premium, if any, and interest on any Indebtedness of the Company, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness is pari passu with or subordinated in right of payment to the Exchange Debentures. Without limiting the generality of the foregoing, 'Senior Debt' shall also include (i) all obligations of the Company, whether outstanding on the Issue Date or thereafter created, incurred or assumed, under or in respect of the Credit Agreement, whether for principal, interest (including, without limitation, interest accruing after the filing of a petition initiating any proceeding under any state or federal bankruptcy law whether or not such interest is an allowable claim), reimbursement of amounts drawn under letters of credit issued or arranged for pursuant thereto, guarantees in respect thereof, and all charges, fees, expenses (including reasonable fees and expenses of counsel) and other amounts in respect of the Credit Agreement incurred by or owing to the lenders under the Credit Agreement or their representative, agent or trustee, and all other obligations of the Company incurred under or in respect of the Credit Agreement (including, without limitation, any Interest Rate Agreements and in respect of premiums, indemnities or otherwise, and all indebtedness under the Credit Agreement which is disallowed, avoided or subordinated pursuant to Section 548 of Title 11, United States Code or any applicable state fraudulent conveyance law) and (ii) all obligations of the Company under or in respect of the Existing Notes and the Existing Indenture. Notwithstanding the foregoing, 'Senior Debt' shall not include (a) Indebtedness evidenced by the Exchange Debentures, (b) Indebtedness that is expressly subordinate or junior in right of payment to any Senior Debt of the Company, (c) Indebtedness which, when incurred and without respect to any election under
Section 1111(b) of Title 11, United States Code, is by its terms without recourse to the Company, (d) any repurchase, redemption or other obligation in respect of Disqualified Capital Stock, (e) to the extent it might constitute Indebtedness, amounts owing for goods, materials or services purchased in the ordinary course of business or consisting of trade payables or other current liabilities (other than any current liabilities owing under the Credit Agreement or the current portion of any long-term Indebtedness which would constitute Senior Debt but for the operation of this clause (e) ), (f) to the extent it might constitute Indebtedness, amounts owed by the Company for compensation to employees or for services rendered to the Company, (g) to the extent it might constitute Indebtedness, any liability for federal, state, local or other taxes owed or owing by the Company, (h) Indebtedness of the Company to a Subsidiary of the Company or any other Affiliate of the Company or any of such Affiliate's Subsidiaries and (i) that portion of any Indebtedness which at the time of issuance is issued in violation of the Exchange Indenture (but, as to any such Indebtedness, no such violation of the Exchange Indenture shall be deemed to exist for purposes of this clause (i) if the holder(s) of such Indebtedness or their representative or the Company shall have furnished to the Trustee an opinion of independent counsel, unqualified in all material respects, addressed to the Trustee (which legal counsel may, as to matters of fact, rely upon an officer's certificate of the Company) to the effect that the incurrence of such Indebtedness does not violate the provisions of the Exchange Indenture).

     'Significant Subsidiary' shall have the same meaning as in Rule 1.02(v) of Regulation S-X under the Securities Act, provided that each Guarantor shall in all events be deemed a Significant Subsidiary.

     'Stated Maturity' means, when used with respect to any Exchange Debenture or any installment of interest thereon, the date specified in such Exchange Debenture as the fixed date on which any principal of such Exchange Debenture or such installment of interest is due and payable, and when used with respect to any other Indebtedness or any installments of interest thereon, means any date specified in the instrument governing such Indebtedness as the fixed date on which the principal of such Indebtedness, or such installment of interest thereon, is due and payable.

     'Subsidiary', with respect to any Person, means (i) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person or (ii) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

     'Tax Sharing Agreement' means the Tax Sharing Agreement, dated as of July 18, 1990, between the Company and Lancer, as amended from time to time.

     'Unrestricted Subsidiary' means a Subsidiary of the Company designated as such by the Company (a) no portion of the Indebtedness or any other obligation (contingent or otherwise) of which (i) is guaranteed by the

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Company or any other Subsidiary of the Company, (ii) is recourse to or obligates the Company or any other Subsidiary of the Company in any way or (iii) subjects any property or asset of the Company or any other Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof,
(b) which has no Indebtedness or any other obligation that, if in default in any respect (including a nonpayment default), would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity,
(c) with which the Company or any other Subsidiary of the Company has no contract, agreement, arrangement, understanding or is subject to an obligation of any kind, whether written or oral, other than a transaction on terms no less favorable to the Company or any other Subsidiary of the Company than those which might be obtained at the time from persons who are not Affiliates of the Company, and (d) with which neither the Company nor any other Subsidiary of the Company has any obligation (other than by the terms of the Exchange Indenture)
(i) to subscribe for additional shares of Capital Stock or other equity interest therein or (ii) to maintain or preserve such Subsidiary's financial condition or to cause such Subsidiary to achieve certain levels of operating results; provided, however, that in no event shall any Guarantor be an Unrestricted Subsidiary. The Company may designate an Unrestricted Subsidiary as a Restricted Subsidiary by written notice to the Trustee under the Exchange Indenture; provided, however, that the Company shall not be permitted to designate any Unrestricted Subsidiary as a Restricted Subsidiary unless (A) after giving pro forma effect to such designation, the Company would be permitted to incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the Exchange Indenture and (B) any Indebtedness or Liens of such Unrestricted Subsidiary would be permitted to be incurred by a Restricted Subsidiary of the Company under the Exchange Indenture. A designation of an Unrestricted
Subsidiary as a Restricted Subsidiary may not thereafter be rescinded.

     'Voting Stock' means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of any person (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

     'Weighted Average Life to Maturity' means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the total of the product obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

     'Wholly-Owned Restricted Subsidiary' means any Restricted Subsidiary of the Company of which 100% of the outstanding Capital Stock is owned by the Company or another Wholly-Owned Restricted Subsidiary of the Company. For purposes of this definition, any directors' qualifying shares or investments by foreign nationals mandated by applicable law shall be disregarded in determining the ownership of a Restricted Subsidiary.

BOOK-ENTRY, DELIVERY AND FORM

     The New Preferred Stock initially will be represented by a single permanent global certificate in definitive, fully registered form (the 'Global Certificate'). The Global Certificate will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ('DTC') and registered in the name of a nominee of DTC.

     The Global Certificate. The Company expects that pursuant to procedures established by DTC (i) upon the issuance of the Global Certificate, DTC or its custodian will credit, on its internal system, the number of shares of New Preferred Stock of the individual beneficial interests represented by such global securities to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Certificate will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

     So long as DTC, or its nominee, is the registered owner or holder of the shares of New Preferred Stock, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the shares of New Preferred Stock represented by such Global Certificate for all purposes. No beneficial owner of an interest in the

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

Global Certificate will be able to transfer that interest except in accordance with DTC's procedures, in addition to those procedures provided for in the Certificate of Designation.

     Payments of the liquidation preference or redemption price and dividends on (including Additional Dividends) the Global Certificate will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither the Company nor the Transfer Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Certificate or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

     The Company expects that DTC or its nominee, upon receipt of any payment of the liquidation preference, redemption price or dividends (including Additional Dividends) in respect of the Global Certificate, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Certificate as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in the Global Certificate held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in clearinghouse funds. If a holder requires physical delivery of a Certificated Security for any reason, including to sell shares of New Preferred Stock to persons in states that require physical delivery of the Certificate, or to pledge such securities, such holder must transfer its interest in the Global Certificate, in accordance with the normal procedures of DTC and with the procedures set forth in the Certificate of Designation.

     DTC has advised the Company that it will take any action permitted to be taken by a holder of New Preferred Stock (including the presentation of shares of New Preferred Stock for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Certificate are credited and only in respect of such shares of New Preferred Stock as to which such participant or participants has or have given such direction.

     DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a 'clearing corporation' within the meaning of the Uniform Commercial Code and a 'Clearing Agency' registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ('indirect participants').

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Certificate among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Transfer Agent will have any obligations under the rules and procedures governing their operations.

     Certificated Securities. If DTC is at any time unwilling or unable to continue as a depositary for the Global Certificate and a successor depositary is not appointed by the Company within 90 days, Certificated Securities will be issued in exchange for the Global Certificate.

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

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general summary of certain U.S. federal income tax consequences of the exchange of the Existing Preferred Stock for the New Preferred Stock and the ownership and disposition of the New Preferred Stock and the Exchange Debentures by U.S. Holders, as defined below, acquiring the New Preferred Stock offered hereby on original issue. This summary is based on the Code, Treasury Regulations, Internal Revenue Service ('IRS') rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial or administrative action. Any such changes may be applied retroactively in a manner that could adversely affect a U.S. Holder of the New Preferred Stock or the Exchange Debentures. This summary discusses only New Preferred Stock and Exchange Debentures held as capital assets within the meaning of section 1221 of the Code. It does not discuss all of the tax consequences that may be relevant to a U.S. Holder in light of such holder's particular circumstances or to holders subject to special rules, such as certain financial institutions, insurance companies, tax-exempt organizations, dealers in securities, non-U.S. persons and taxpayers subject to alternative minimum tax.

     Although the characterization of an instrument as indebtedness or equity involves a facts and circumstances determination that cannot be predicted with certainty, the Company intends to treat the New Preferred Stock as equity and the Exchange Debentures as indebtedness for U.S. federal income tax purposes and the balance of this summary is based on the assumption that such treatment will be respected. This summary is not binding on the IRS or the courts and there can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the New Preferred Stock or the Exchange Debentures.

     As used herein, the term 'U.S. Holder' means a beneficial owner of the New Preferred Stock or the Exchange Debentures that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof or (iii) an estate or trust that is not a foreign estate or trust.

     PROSPECTIVE HOLDERS OF THE NEW PREFERRED STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE EXCHANGE OF THE EXISTING PREFERRED STOCK FOR THE NEW PREFERRED STOCK AND THE OWNERSHIP AND DISPOSITION OF THE NEW PREFERRED STOCK AND THE EXCHANGE DEBENTURES, INCLUDING THE APPLICABILITY OF ANY FEDERAL ESTATE OR GIFT TAX LAWS, THE LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION, ANY CHANGES IN APPLICABLE TAX LAWS AND ANY PENDING OR PROPOSED LEGISLATION OR REGULATIONS.

EXCHANGE OFFER

     The exchange of the Existing Preferred Stock for the New Preferred Stock should not constitute a taxable exchange of the Existing Preferred Stock. As a result, the New Preferred Stock should have the same issue price (and adjusted issue price immediately after the exchange) and the same amount of Preferred Stock Discount (as defined below), if any, as the Existing Preferred Stock, and each U.S. Holder should have the same adjusted basis and holding period in the New Preferred Stock as it had in the Existing Preferred Stock immediately before the exchange. The following discussion assumes that the exchange of the Existing Preferred Stock for the New Preferred Stock pursuant to the Exchange Offer will not be treated as an exchange for U.S. federal income tax purposes, and that the Existing Preferred Stock and the New Preferred Stock will be treated as the same security for U.S. federal income tax purposes.


DISTRIBUTIONS ON THE NEW PREFERRED STOCK

     Distributions on the New Preferred Stock made out of the Company's current or accumulated earnings and profits, as determined under U.S. federal income tax principles, whether paid in cash or in additional shares of New Preferred Stock ('Dividend Shares'), will be taxable to a U.S. Holder as ordinary dividend income in an amount equal to such cash or the fair market value of such Dividend Shares on the date of distribution. The amount of the Company's earnings and profits at any particular time depends on past and future actions and financial performance of the Company and, therefore, no assurance can be given that any distributions on the New Preferred Stock will be treated as dividends for U.S. federal income tax purposes.

     To the extent, if any, that the amount of any such distribution is not made out of the Company's current or accumulated earnings and profits, as determined under U.S. federal income tax principles, it will first reduce the U.S. Holder's adjusted tax basis in the New Preferred Stock and, to the extent such distribution exceeds such

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

adjusted tax basis, will be treated as capital gain and will be long-term capital gain if the U.S. Holder's holding period for such New Preferred Stock exceeds one year. A U.S. Holder's initial tax basis in any Dividend Shares distributed by the Company generally will equal the fair market value of such Dividend Shares on the date of their distribution. The holding period for such Dividend Shares will commence with their distribution and will not include the U.S. Holder's holding period for outstanding shares of New Preferred Stock with respect to which such Dividend Shares were distributed. For purposes of the remainder of this discussion, the term 'dividend' means a distribution made out of current or accumulated earnings and profits, unless the context indicates otherwise.

     Under current law, dividends received by corporate U.S. Holders of the Company generally will be eligible for the 70% dividends received deduction under section 243 of the Code. There are, however, many exceptions and restrictions relating to the availability of the dividends received deduction, including restrictions relating to the holding period of the stock under section 246(c) of the Code and debt-financed portfolio stock under section 246A of the Code.

     In addition, under section 1059 of the Code, the tax basis of any shares of New Preferred Stock that have been held by a corporate U.S. Holder for two years or less (ending on the earliest of the date on which the Company declares, announces or agrees to the payment of an actual or constructive dividend) is reduced (but not below zero) by the non-taxed portion of an 'extraordinary dividend' for which a dividends received deduction is allowed. To the extent that a corporate U.S. Holder's tax basis in its New Preferred Stock would have been reduced below zero but for the foregoing limitation, such holder must increase the amount of gain recognized on the ultimate sale or exchange of such New Preferred Stock. Generally, an 'extraordinary dividend' is a dividend that

(i) equals or exceeds 5% of the U.S. Holder's adjusted basis in the New Preferred Stock (treating all dividends having ex-dividend dates within an 85-day period as a single dividend) or (ii) exceeds 20% of the U.S. Holder's adjusted basis in the New Preferred Stock (treating all dividends having ex-dividend dates within a 365-day period as a single dividend). If an election is made by the U.S. Holder, under certain circumstances, the fair market value of the New Preferred Stock as of the day before the ex-dividend date may be substituted for such U.S. Holder's basis in applying these tests.

     Special rules exist with respect to extraordinary dividends for 'qualified preferred dividends,' which are defined in the Code as any fixed dividends payable with respect to any share of stock which (i) provides for fixed preferred dividends payable not less frequently than annually and (ii) is not in arrears as to dividends at the time the U.S. Holder acquires such stock. A qualified preferred dividend does not include any dividend payable with respect to any share of stock if the actual rate of return of such stock for the period the stock has been held by the U.S. Holder receiving the dividend exceeds 15%.

     Corporate U.S. Holders are urged to consult their tax advisors regarding the extent, if any, to which the exceptions and restrictions and rules under section 1059 of the Code apply to the purchase, ownership and disposition of the New Preferred Stock.


     The Clinton Administration's Budget Proposal for Fiscal Year 1998, released February 6, 1997 (the 'Administration's Proposal'), proposed certain tax law changes that would, among other things, (i) reduce the dividends received deduction available to corporate U.S. Holders from 70% to 50% of dividends received with respect to dividends paid or accrued more than 30 days after the date of enactment of legislation, (ii) require a corporate U.S. Holder to satisfy the holding period required by section 246(c) of the Code immediately before or immediately after the U.S. Holder becomes entitled to receive any dividend with respect to dividends paid or accrued more than 30 days after the date of enactment of legislation and (iii) require immediate recognition of gain under section 1059 of the Code to the extent a corporate U.S. Holder's tax basis with respect to which any extraordinary dividend is received is reduced below zero with respect to distributions after September 13, 1995. On June 9, 1997, the Chairman of the House Committee on Ways and Means introduced a legislative proposal (the "Chairman's Proposal") which included the proposed tax law changes described in (ii) and (iii) above. It is not clear whether any such proposals will be enacted or, if enacted, whether they will be enacted in the form proposed.


     In addition, the Administration's Proposal includes a provision that would eliminate the dividends received deduction for dividends on limited term preferred stock issued more than 30 days after the date of enactment of legislation. For this purpose, limited term preferred stock generally includes any preferred stock if the issuer or a related person is required to redeem or purchase the stock within 20 years of the issue date. It is not clear whether such proposal will be enacted or, if enacted, whether it will be enacted in the form proposed. The Chairman's Proposal did not contain a similar provision. However, if the proposal to eliminate the dividends received deduction on limited term preferred stock is enacted in the form proposed in the

Administration's Proposal, the dividends received deduction may be eliminated with respect to Dividend Shares issued more than

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
30 days after the date of enactment of legislation. If the Administration's Proposal is enacted in its current form, it is possible that the IRS may assert that the New Preferred Stock received pursuant to the Exchange Offer would be considered issued at the time of the exchange for purposes of determining the applicability of such legislation. Prospective holders of New Preferred Stock are urged to consult their tax advisors with respect to the effect of proposed legislation.

PREFERRED STOCK DISCOUNT

     Pursuant to section 305(c) of the Code, U.S. Holders of the New Preferred Stock (including Dividend Shares) may be required to treat a portion of the difference between the redemption price and issue price of the New Preferred Stock as constructive distributions that are includible in income on an economic accrual basis. For purposes of determining whether such constructive distribution treatment applies, the mandatory and optional redemption features of the New Preferred Stock are tested separately. Constructive distribution treatment is required if either (or both) of these tests is satisfied.

     Section 305(c) of the Code provides that the entire amount of a redemption premium with respect to preferred stock that may be redeemed in certain circumstances is treated as being distributed to the holders of such preferred stock on an economic accrual basis. Preferred stock is generally considered to have redemption premium for this purpose if its redemption price exceeds its issue price by more than a de minimis amount. For this purpose, such excess (the 'Preferred Stock Discount') will be treated as zero if it is less than 1/4 of 1% of the redemption price of the preferred stock multiplied by the number of complete years from the date of issuance of the stock until the redemption date. Preferred Stock Discount is taxable as a constructive distribution to the holder (treated as a dividend to the extent made out of the Company's current or accumulated earnings and profits and otherwise subject to the treatment described above for distributions) over the term of the preferred stock using a constant interest rate method similar to that described below for accruing original issue discount ('OID'). See '--Original Issue Discount' below.

     Preferred Stock Discount with respect to preferred stock that is subject to mandatory redemption generally will arise if the price at which the preferred stock must be redeemed exceeds its issue price by more than a de minimis amount. The Company does not expect that its obligation to redeem the New Preferred Stock acquired in connection with this Offering on March 15, 2009 will result in Preferred Stock Discount.

     Preferred Stock Discount with respect to preferred stock that has an optional redemption feature generally will arise only if, based on all of the facts and circumstances as of the date the preferred stock is issued, redemption pursuant to an issuer's right to redeem is more likely than not to occur. Even if redemption is more likely than not to occur, however, constructive distribution treatment would not result if the redemption premium were solely in the nature of a penalty for premature redemption. For this purpose, a redemption premium is not a penalty for premature redemption unless it is a premium paid as a result of changes in economic or market conditions over which neither the issuer nor the holder has legal or practical control, such as changes in prevailing dividend rates. In addition, pursuant to a safe harbor contained in Treasury Regulations, redemption pursuant to an issuer's right to redeem is not treated as more likely than not to occur if (i) the issuer and the holder are unrelated, (ii) there are no arrangements that effectively require or are intended to compel the issuer to redeem the stock and (iii) exercise of the option to redeem would not reduce the yield of the stock. The Company does not believe that its right to redeem of the New Preferred Stock acquired in connection with this Offering on or after March 15, 2002 should be treated as more likely than not to be exercised under these rules. Accordingly, the optional redemption features of the New Preferred Stock acquired in connection with this Offering should not result in Preferred Stock Discount.

     Notwithstanding the above, it is not entirely clear how the rules relating to Preferred Stock Discount apply to the Company's rights and obligations to redeem the New Preferred Stock in the event of a Change of Control.

     Dividend Shares received by U.S. Holders of the New Preferred Stock may bear Preferred Stock Discount depending upon the issue price of such Dividend Shares. If shares of New Preferred Stock (including Dividend Shares) bear Preferred Stock Discount, such shares generally will have different tax characteristics from other shares of New Preferred Stock and might trade separately, which might adversely affect the liquidity of such shares.

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

REDEMPTION, SALE OR EXCHANGE OF NEW PREFERRED STOCK

     A redemption of shares of New Preferred Stock for cash generally will be treated as a sale or exchange of such shares if (i) the U.S. Holder does not own, actually or constructively within the meaning of section 318 of the Code, any stock of the Company other than the redeemed New Preferred Stock or (ii) the redemption is 'not essentially equivalent to a dividend' with respect to such U.S. Holder under section 302(b)(1) of the Code. A distribution to a U.S. Holder will be 'not essentially equivalent to a dividend' if it results in a 'meaningful reduction' in the U.S. Holder's stock interest in the Company. For this purpose, a redemption of the New Preferred Stock that results in a reduction in the proportionate interest in the Company (taking into account any actual ownership of common stock of the Company and any stock constructively owned) of a U.S. Holder whose relative stock interest in the Company is minimal and who exercises no control over corporate affairs should be regarded as a meaningful reduction in such holder's stock interest in the Company. In other circumstances, a redemption of the New Preferred Stock may be treated as a dividend to the extent treated as made out of the Company's current and accumulated earnings and profits (as determined for U.S. federal income tax purposes).

     If the redemption of the New Preferred Stock for cash is treated as a sale or exchange, the U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the amount of cash received on such redemption

(except to the extent the redemption price of the New Preferred Stock is attributable to dividends declared by the Board of Directors of the Company prior to the redemption, which generally will be taxable as ordinary income) and such holder's adjusted tax basis in the New Preferred Stock.

     Similarly, gain or loss realized by a U.S. Holder on the sale of the New Preferred Stock (other than in a redemption or in an exchange for Exchange Debentures) generally will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the sum of the amount of cash and the fair market value of other property received and the U.S. Holder's adjusted basis in such New Preferred Stock.

     Gain or loss realized by a U.S. Holder on the exchange of the New Preferred Stock for the Exchange Debentures will be subject to the same general rules as a redemption for cash, except that such holder will realize capital gain or loss in an amount equal to the difference between the issue price of the Exchange Debentures received (as determined for purposes of computing the original issue discount on such Exchange Debentures) and such holder's adjusted tax basis in the New Preferred Stock. See the discussion below under 'Original Issue Discount.' In addition, any such gain may be eligible for deferral under the installment sale method provided neither the Exchange Debentures nor the New Preferred Stock are readily tradable on an established securities market.

     If a redemption or exchange of New Preferred Stock is treated as a distribution that is taxable as a dividend, the amount of the distribution will be measured by the amount of cash or the issue price of the Exchange Debentures, as the case may be, received by the U.S. Holder. The U.S. Holder's adjusted tax basis in the redeemed New Preferred Stock will be transferred to any remaining stock holdings in the Company. If the U.S. Holder does not retain any actual stock ownership in the Company (having only a constructive stock interest), the U.S. Holder may lose such basis entirely. In addition, a corporate U.S. Holder, under certain circumstances, may be required to reduce its basis in its remaining shares of stock of the Company (and possibly recognize gain upon a disposition of shares) under the 'extraordinary dividend' provisions of section 1059 of the Code. The Administration's Proposal includes a provision, generally effective for distributions after May 3, 1995, that would require immediate recognition of gain under section 1059 of the Code with respect to any redemption treated as a dividend (in whole or in part) when the non-taxed portion of the dividend exceeds the basis of the shares surrendered, if the redemption is treated as a dividend due to options being counted as stock ownership. It is not clear whether such proposal will be enacted or, if enacted, whether it will be enacted in the form proposed.

ORIGINAL ISSUE DISCOUNT

     In the event that the New Preferred Stock is exchanged for Exchange Debentures and the 'stated redemption price at maturity' of the Exchange Debentures exceeds their 'issue price' by more than a de minimis amount, the Exchange Debentures will be treated as having OID equal to the entire amount of such excess.

     If the Exchange Debentures are traded on an established securities market within the sixty-day period ending thirty days after the exchange date, the issue price of the Exchange Debentures will be their fair market value as of their issue date. Subject to certain limitations described in Treasury Regulations, the Exchange Debentures will be deemed to be traded on an established securities market if, among other things, price quotations are readily available from dealers, brokers or traders. If the New Preferred Stock, but not the Exchange Debentures exchanged therefor, is traded on an established securities market within the sixty-day period ending thirty days after the exchange, the issue price of each Exchange Debenture will be the fair market value of the New Preferred Stock exchanged therefor at the time of the exchange. The New Preferred Stock generally will be deemed to be traded on an established securities market if it appears on a system of general circulation that provides a reasonable basis to determine fair market value by disseminating either recent price quotations or actual prices of recent sale transactions. In the event that neither the New Preferred Stock nor the Exchange Debentures are traded on an established securities market within the applicable period, the issue price of the Exchange Debentures will be their stated principal amount unless either (i) the Exchange Debentures do not bear 'adequate stated interest' within the meaning of section 1274 of the Code, in which case the issue price of such Exchange Debentures generally will be the 'imputed principal amount' of the Exchange Debentures or (ii) the Exchange Debentures are issued in a so-called 'potentially abusive situation' as defined in Treasury
Regulations under section 1274 of the Code (including a situation involving a recent sales transaction), in which case the issue price of such Exchange Debentures generally will be the fair market value of the New Preferred Stock surrendered in exchange therefor.

     The 'stated redemption price at maturity' of the Exchange Debentures should equal the total of all payments under the Exchange Debentures, other than payments of 'qualified stated interest.' 'Qualified stated interest' generally is stated interest that is unconditionally payable in cash or other property (other than Exchange Debentures) at least annually at a single fixed rate. The Exchange Debentures that are issued when the Company has the option to pay interest for certain periods in additional Exchange Debentures should be treated as having been issued without any qualified stated interest. Accordingly, the sum of all interest payable pursuant to the stated interest rate on such Exchange Debentures over the entire term should be included (along with stated principal) in the stated redemption price at maturity of such Exchange Debentures. Stated interest on Exchange Debentures issued after the period for paying interest in additional Exchange Debentures has passed should qualify as qualified stated interest and none of such stated interest would be included in the stated redemption price at maturity of the Exchange Debentures.

TAXATION OF STATED INTEREST AND ORIGINAL ISSUE DISCOUNT ON EXCHANGE DEBENTURES

     Each U.S. Holder of an Exchange Debenture with OID will be required to include in gross income an amount equal to the sum of the 'daily portions' of the OID for all days during the taxable year in which such holder holds the Exchange Debentures, regardless of the holder's regular method of accounting. The daily portions of OID required to be included in a U.S. Holder's gross income in a taxable year will be determined under a constant yield method by allocating to each day during the taxable year in which the holder holds the Exchange Debenture a pro rata portion of the OID thereon which is attributable to the 'accrual period' in which such day is included. The amount of OID attributable to each accrual period will be the product of the 'adjusted issue price' of the Exchange Debenture at the beginning of such accrual period multiplied by the 'yield to maturity' of the Exchange Debenture (properly adjusted for the length of the accrual period). The adjusted issue price of an Exchange Debenture at the beginning of an accrual period is the sum of the issue price of the Exchange Debenture plus the aggregate amount of OID that accrued in all prior accrual periods, less any cash payments made on the Exchange Debentures (other than qualified stated interest payments). The 'yield to maturity' of the Exchange Debenture is the discount rate that, when used in computing the present value of all principal and interest payments to be made under the Exchange Debenture, produces an amount equal to the issue price of the Exchange Debenture. An 'accrual period' may be of any length and may vary in length over the term of the debt instrument, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day or the first day of an accrual period. The actual timing of accrual of OID may vary depending on the issue price of the Exchange Debentures and whether interest is paid in cash or additional Exchange Debentures.

     An additional Exchange Debenture (a 'Secondary Debenture') issued in payment of interest with respect to an initially issued Exchange Debenture (an 'Initial Debenture') will not be considered as a payment made on the Initial Debenture and will be aggregated with the Initial Debenture for purposes of computing and accruing OID on the Initial Debenture. The adjusted issue price of the Initial Debenture would be allocated between the Initial Debenture and the Secondary Debenture in proportion to their respective principal amounts. That is, upon the issuance of a Secondary Debenture with respect to an Initial Debenture, the Initial Debenture and the

Secondary Debenture derived from the Initial Debenture are treated as initially having the same adjusted issue price and inherent amount of OID per dollar of principal amount. The Initial Debenture and the Secondary Debenture derived therefrom would be treated as having the same yield to maturity. Similar treatment would be applied when additional Exchange Debentures are issued on Secondary Debentures.

     In the event that the Exchange Debentures are not issued with OID, because
(i) they are issued after March 15, 2002, when the Company does not have the option to pay interest thereon in additional Exchange Debentures and (ii) the redemption price of the Exchange Debentures does not exceed their issue price by more than a de minimis amount, stated interest would be included in income by a U.S. Holder in accordance with such U.S. Holder's method of accounting. In all other cases, stated interest will be treated as payments on the Exchange Debentures under the rules discussed above.

     The Company will furnish annually to the IRS and to record holders of the

Exchange Debentures information relating to OID, if any, accruing during the calendar year. Such information will be based on the amount of OID that would have accrued to a U.S. Holder who acquired the Exchange Debenture on original issue.

BOND PREMIUM ON EXCHANGE DEBENTURES

     If the New Preferred Stock is exchanged for Exchange Debentures that are not treated as having OID and the issue price of such Exchange Debentures exceeds the amount payable at the maturity date (or earlier call date), such excess will be deductible by the U.S. Holder of the Exchange Debentures as amortizable bond premium over the term of the Exchange Debentures (taking into account earlier call dates, as appropriate) under a yield-to-maturity formula, if an election by the U.S. Holder under section 171 of the Code is made or is already in effect. This election is revocable only with the consent of the IRS and applies to all obligations owned or acquired by the U.S. Holder on or after the first day of the taxable year to which the election applies. To the extent the excess is deducted as amortizable bond premium, the U.S. Holder's adjusted tax basis in the Exchange Debentures will be reduced. Except as may otherwise be provided in future Treasury Regulations, the amortizable bond premium will be treated as an offset to interest income on the Exchange Debentures rather than as a separate deduction item.

SALE OR REDEMPTION OF EXCHANGE DEBENTURES

     Gain or loss realized by a U.S. Holder on the sale, redemption or other disposition of Exchange Debentures generally will be subject to U.S. federal income tax in an amount equal to the difference between the sum of the cash amount and the fair market value of all other property received on such sale, redemption or disposition (except to the extent that cash received is attributable to accrued, but previously untaxed, qualified stated interest, which would be taxed as ordinary income) and such U.S. Holder's adjusted tax basis in the Exchange Debentures. The adjusted tax basis of an Exchange Debenture received in exchange for the New Preferred Stock generally will be equal to the issue price of the Exchange Debenture increased by any OID with respect to the Exchange Debenture included in the U.S. Holder's income prior to sale, redemption or other disposition of the Exchange Debenture, reduced by any amortizable bond premium applied against the U.S. Holder's income prior to sale, redemption or other disposition of the Exchange Debenture and by payments other than payments of qualified stated interest. Except to the extent that an intention to call the Exchange Debentures prior to their maturity existed at the time of their original issue as an agreement or understanding between the Company and the original holders of a substantial amount of the Exchange Debentures, such gain or loss would be long-term capital gain or loss if the U.S. Holder's holding period for the Exchange Debentures exceeds one year.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES TO THE COMPANY AND CORPORATE HOLDERS

     In the event the Exchange Debentures are 'applicable high yield discount obligations' ('AHYDOs'), pursuant to sections 163(e) and 163(i) of the Code, a portion of the OID (if any) accruing on the Exchange Debentures may be treated as a dividend generally eligible for the dividends-received deduction (subject to the exceptions and restrictions described above) in the case of corporate U.S. Holders and the Company would not be entitled to deduct the 'disqualified portion' of the OID accruing on the Exchange Debentures and would be allowed to deduct the remainder of the OID only when paid in cash.

     The Exchange Debentures will constitute AHYDOs if they (i) have a term of more than five years, (ii) have a yield to maturity equal to or greater than the sum of the applicable federal rate at the time of issuance of the Exchange Debentures (the 'AFR') plus five percentage points, and (iii) have 'significant' OID. A debt instrument is treated as having 'significant' OID if the aggregate amount that would be includible in gross income with respect to such debt instrument for periods before the close of any accrual period ending after the date five years after the date of issue exceeds the sum of (i) the aggregate amount of interest to be paid in cash under the debt instrument before the close of such accrual period and (ii) the product of the initial issue price of such debt instrument and its yield to maturity. Because the amount of OID, if any, attributable to the Exchange Debentures will be determined at the time such Exchange Debentures are issued and the AFR at that point in time is not predictable, it is impossible currently to determine whether Exchange Debentures will be treated as AHYDOs.

     If an Exchange Debenture is treated as an AHYDO, a U.S. Holder would be treated as receiving dividend income to the extent of the lesser of (i) the Company's current and accumulated earnings and profits, and (ii) the 'disqualified portion' of the OID of such AHYDO. The 'disqualified portion' of the OID is equal to the lesser of (i) the amount of OID or (ii) the portion of the 'total return' (i.e., the excess of all payments to be made with respect to the Exchange Debenture over its issue price) in excess of the AFR plus six percentage points.

BACKUP WITHHOLDING

     A U.S. Holder may be subject to backup withholding at the rate of 31% with respect to dividends on the New Preferred Stock, interest on the Exchange Debentures or proceeds of the sale or other disposition of the New Preferred Stock or the Exchange Debentures, unless such U.S. Holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates such exemption, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives New Preferred Stock for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Preferred Stock. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Preferred Stock received in exchange for Existing Preferred Stock where such Existing Preferred Stock was acquired as a result of market-making activities or other trading activities.

The Company has agreed that, for a period of 180 days following the Effective Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

     The Company will not receive any proceeds from any sale of New Preferred Stock by broker-dealers. New Preferred Stock received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Preferred Stock or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Preferred Stock. Any broker-dealer that resells New Preferred Stock that was received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Preferred Stock may be deemed to be an 'underwriter' within the meaning of the Securities Act and any profit or any such resale of New Preferred Stock and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an 'underwriter' within the meaning of the Securities Act

     For a period of 180 days after the Effective Date, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer, other than certain commissions, if any, relating to a holder's depositing its shares of Existing Preferred Stock in connection with the Exchange Offer and will indemnify the holders of the New Preferred Stock (including any broker-dealers) against certain liabilities, including certain liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the New Preferred Stock will be passed upon for the Company by Debevoise & Plimpton, New York, New York.

                                    EXPERTS

     The consolidated balance sheets of the Company as of December 31, 1996 and 1995 and the consolidated statements of operations, stockholder's equity (deficit) and cash flows for each of the three years ended December 31, 1996 , included in this Registration Statement, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                     FAIRFIELD MANUFACTURING COMPANY, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                              PAGE
                                                                                                              ----
Report of Independent Accountants..........................................................................   F-2
Consolidated Balance Sheets, December 31, 1996 and 1995....................................................   F-3
Consolidated Statements of Operations for the three years ended December 31, 1996..........................   F-4
Consolidated Statements of Stockholder's Equity (Deficit) for the three years ended
  December 31, 1996........................................................................................   F-5
Consolidated Statements of Cash Flows for the three years ended December 31, 1996..........................   F-6
Notes to Consolidated Financial Statements.................................................................   F-7
Consolidated Balance Sheets, March 31, 1997 (unaudited) and December 31, 1996..............................   F-15
Consolidated Statements of Operation for the three months ended March 31, 1997 and 1996 (unaudited)........   F-16
Consolidated Statements of Cash Flows for the three months ended March 31, 1997 and 1996 (unaudited).......   F-17
Consolidated Statements of Stockholder's Equity (Deficit) for the three months ended March 31, 1997
  (unaudited)..............................................................................................   F-18
Notes to Consolidated Financial Statements.................................................................   F-19

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors
Fairfield Manufacturing Company, Inc.

We have audited the accompanying consolidated balance sheets of Fairfield Manufacturing Company, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholder's equity (deficit), and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fairfield Manufacturing Company, Inc. as of December 31, 1996 and 1995, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


                                          COOPERS & LYBRAND L.L.P.

Indianapolis, Indiana
January 31, 1997, except
Note 11, as to which the
date is March 12, 1997

                     FAIRFIELD MANUFACTURING COMPANY, INC.
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1995
                                 (IN THOUSANDS)

                                                                                               1996        1995
                                                                                             --------    --------
                                          ASSETS
Current assets:
  Cash and cash equivalents...............................................................   $  6,185    $  4,324
  Trade receivables, less allowance of $600 in 1996 and in 1995...........................     24,696      24,328
  Inventory...............................................................................     18,918      24,912
  Prepaid expenses........................................................................        853         897
                                                                                             --------    --------
     Total current assets.................................................................     50,652      54,461

Property, plant and equipment, net........................................................     70,211      71,056

Other assets:
  Excess of investment over net assets acquired, less accumulated amortization
     of $11,868 in 1996 and $10,261 in 1995...............................................     52,491      54,098
  Deferred financing costs, less accumulated amortization of $2,355 in 1996 and
     $1,685 in 1995.......................................................................      3,016       3,540
                                                                                             --------    --------
     Total other assets...................................................................     55,507      57,638
                                                                                             --------    --------
     Total assets.........................................................................   $176,370    $183,155
                                                                                             --------    --------
                                                                                             --------    --------
                      LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
Current liabilities:
  Current maturities of long-term debt....................................................   $  3,000    $  3,000
  Accounts payable........................................................................     13,260      11,150
  Due to parent...........................................................................        287         807
  Accrued liabilities.....................................................................     18,182      17,524
  Deferred income taxes...................................................................      3,800       4,700
                                                                                             --------    --------
     Total current liabilities............................................................     38,529      37,181

Accrued retirement costs..................................................................     15,423      14,758
Deferred income taxes.....................................................................     11,988      11,258
Long-term debt, net of current maturities.................................................    115,000     110,000
Stockholder's equity (deficit):
  Common stock, par value $.01 per share; 10,000,000 shares authorized; 7,805,000
     and 7,676,000 issued and outstanding in 1996 and 1995, respectively..................         78          77
  Additional paid-in capital..............................................................     36,788      35,209
  Accumulated deficit.....................................................................    (41,436)    (25,328)
                                                                                             --------    --------
     Total stockholder's equity (deficit).................................................     (4,570)      9,958

                                                                                             --------    --------
     Total liabilities and stockholder's equity (deficit).................................   $176,370    $183,155
                                                                                             --------    --------
                                                                                             --------    --------

          The accompanying notes to consolidated financial statements are an integral part of these statements.

                     FAIRFIELD MANUFACTURING COMPANY, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  FOR THE THREE YEARS ENDED DECEMBER 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    1996          1995          1994
                                                                 ----------    ----------    ----------
Net sales.....................................................   $  195,205    $  192,111    $  150,689
Cost of sales.................................................      158,668       151,890       123,092
Selling, general and administrative expenses..................       16,868        14,759        15,924
                                                                 ----------    ----------    ----------
  Operating income............................................       19,669        25,462        11,673
Interest expense, net.........................................       11,930        12,905        12,377
Other expense, net............................................           90           127           199
                                                                 ----------    ----------    ----------
  Income (loss) before income taxes and cumulative effect of
     change in accounting principle...........................        7,649        12,430          (903)
Provision (benefit) for income taxes..........................        3,730         5,520          (164)
                                                                 ----------    ----------    ----------
  Income (loss) before cumulative effect of change in
     accounting principle.....................................        3,919         6,910          (739)
Cumulative effect of change in accounting principle, net of
  benefit for income taxes of $346 in 1994....................           --            --        (1,554)
                                                                 ----------    ----------    ----------
  Net income (loss)...........................................   $    3,919    $    6,910    $   (2,293)
                                                                 ----------    ----------    ----------
                                                                 ----------    ----------    ----------
Income (loss) per share data:
  Before cumulative effect of change in accounting
     principle................................................   $     0.51    $     1.15    $    (0.25)
  Cumulative effect of change in accounting principle.........           --            --    $    (0.52)
                                                                 ----------    ----------    ----------
  Net income (loss) per common share..........................   $     0.51    $     1.15    $    (0.77)
                                                                 ----------    ----------    ----------
                                                                 ----------    ----------    ----------
  Weighted average common shares outstanding..................    7,726,557     6,018,072     2,976,471
                                                                 ----------    ----------    ----------
                                                                 ----------    ----------    ----------

          The accompanying notes to consolidated financial statements are an integral part of these statements.

                     FAIRFIELD MANUFACTURING COMPANY, INC.
           CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIT)
                  FOR THE THREE YEARS ENDED DECEMBER 31, 1996
                                 (IN THOUSANDS)

                                                                           ADDITIONAL                   STOCKHOLDER'S
                                                                 COMMON     PAID-IN      ACCUMULATED        EQUITY
                                                                 STOCK      CAPITAL        DEFICIT        (DEFICIT)
                                                                 ------    ----------    -----------    --------------

Balance, January 1, 1994......................................    $ 30      $ 31,193      $ (29,945)       $  1,278

  Contributed capital.........................................      --         1,060             --           1,060

  Net loss....................................................      --            --         (2,293)         (2,293)
                                                                 ------    ----------    -----------    ------------

Balance, December 31, 1994....................................      30        32,253        (32,238)             45

  Contributed capital.........................................      47         2,956             --           3,003

  Net income..................................................      --            --          6,910           6,910
                                                                 ------    ----------    -----------    ------------

Balance, December 31, 1995....................................      77        35,209        (25,328)          9,958

  Contributed capital.........................................       1         1,579             --           1,580

  Dividend....................................................      --            --        (17,000)        (17,000)

  Advance to Parent...........................................      --            --         (3,027)         (3,027)

  Net income..................................................      --            --          3,919           3,919
                                                                 ------    ----------    -----------    ------------

Balance, December 31, 1996....................................    $ 78      $ 36,788      $ (41,436)       $ (4,570)
                                                                 ------    ----------    -----------    ------------
                                                                 ------    ----------    -----------    ------------

          The accompanying notes to consolidated financial statements are an integral part of these statements.

                     FAIRFIELD MANUFACTURING COMPANY, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  FOR THE THREE YEARS ENDED DECEMBER 31, 1996
                                 (IN THOUSANDS)

                                                                                    1996        1995       1994
                                                                                  --------    --------    -------
Operating activities:
  Net income (loss)............................................................   $  3,919    $  6,910    $(2,293)
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
     Cumulative effect of change in accounting principle, net..................         --          --      1,554
     Depreciation and amortization.............................................     13,108      12,272     11,850
     Loss on disposal of equipment.............................................         --          --        768
     Deferred income tax benefit...............................................       (170)     (1,178)    (2,700)
     Decrease (increase) in accrued retirement costs...........................        665       2,079       (864)
(Increase) decrease in current assets:
     Trade receivables.........................................................       (368)     (7,886)    (1,922)
     Receivable from parent....................................................         --       1,097        155
     Inventory.................................................................      5,994         681     (2,714)
     Prepaids..................................................................         44        (434)       (42)
Increase (decrease) in current liabilities:
     Accounts payable..........................................................       (156)     (2,418)     3,316
     Due to parent.............................................................       (520)        807         --
     Accrued liabilities.......................................................        658       1,926      2,482
                                                                                  --------    --------    -------
Net cash provided by operating activities......................................     23,174      13,856      9,590
                                                                                  --------    --------    -------
Investing activities:
  Additions to plant and equipment, net........................................     (7,720)    (11,645)    (9,164)
                                                                                  --------    --------    -------
Net cash used by investing activities..........................................     (7,720)    (11,645)    (9,164)
                                                                                  --------    --------    -------
Financing activities:
  Proceeds from additional capital contribution................................      1,580       3,003      1,060
  Payment of dividend..........................................................    (17,000)         --         --
  Advance to parent............................................................     (3,027)         --         --
  Proceeds of long-term debt...................................................     20,000      11,000      3,000
  Payment of long-term debt....................................................    (15,000)    (13,000)    (9,444)
  Payment of debt issuance costs...............................................       (146)       (340)       (50)
                                                                                  --------    --------    -------
Net cash provided (used) by financing activities...............................    (13,593)        663     (5,434)
                                                                                  --------    --------    -------
Increase (decrease) in cash and cash equivalents...............................      1,861       2,874     (5,008)
Cash and cash equivalents:
  Beginning of year............................................................      4,324       1,450      6,458
                                                                                  --------    --------    -------
  End of year..................................................................   $  6,185    $  4,324    $ 1,450
                                                                                  --------    --------    -------

                                                                                  --------    --------    -------
Supplemental Disclosures:
  Cash paid for:
     Interest..................................................................   $ 11,627    $ 12,387    $11,298
     Taxes to parent...........................................................   $  2,450    $  1,650    $   904
Non-cash activities:
  Additions to plant and equipment included in accounts payable at December 31, 1996 and 1995 are excluded from operating activities above.

          The accompanying notes to consolidated financial statements are an integral part of these statements.

                     FAIRFIELD MANUFACTURING COMPANY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

     Fairfield Manufacturing Company, Inc. ('the Company') is wholly-owned by Lancer Industries Inc. ('Lancer'). The Company, its subsidiary and Lancer are Delaware corporations. The Company has one subsidiary, T-H Licensing, Inc., which owns certain of the Company's intangible assets. These consolidated financial statements include the accounts of Fairfield Manufacturing Company, Inc. and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated.

     The Company manufactures high precision custom gears and planetary gear systems at its Lafayette, Indiana facility. Customers consist of original equipment manufacturers serving diverse markets which include rail, industrial, construction, road rehabilitation, mining, materials-handling, forestry and agricultural.

  Concentration of Credit Risk

     During 1996, no single customer accounted for more than 10% of consolidated net sales. Net sales to one customer representing more than 10% of consolidated net sales were $21,109 in 1995 and $19,601 in 1994. Foreign sales are not material.

  Revenue Recognition

     Sales are recognized at the time of shipment to the customer.

  Cash and Cash Equivalents

     The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

  Inventory

     Inventory is valued at the lower of last-in, first-out (LIFO) cost or market.

  Property, Plant and Equipment, Net

     Property, plant and equipment, net are carried at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets ranging from 3 to 30 years.

  Income Taxes

     Income taxes are provided based on the liability method of accounting pursuant to Statement of Financial Accounting Standards No. 109 'Accounting for Income Taxes' ('SFAS 109'). The liability method measures the expected tax impact of future taxable income or deductions resulting from differences in the tax and financial reporting bases of assets and liabilities reflected in the consolidated balance sheets and the expected tax impact of carryforwards for tax purposes.

  Excess of Investment Over Net Assets Acquired

     Excess of investment over net assets acquired is amortized using the straight-line method over 40 years. At each balance sheet date management assesses whether there has been a permanent impairment in the value of this excess of investment over net assets acquired and the amount of any impairment by comparing anticipated undiscounted cash flows from operating activities with the carrying value. The factors considered by management in performing this assessment include current operating results, trends and prospects as well as the effects of obsolescence, demand, competition and other economic factors. The Company has concluded the excess of investment over net assets acquired is not impaired, and that its products, markets and prospects continue to support a 40 year life.

                     FAIRFIELD MANUFACTURING COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

  Deferred Financing Costs

     Debt issuance costs are being amortized by the use of the effective interest method over the expected term of the related debt agreement.

  Computation of Net Income (Loss) Per Share

     Income (loss) per share is based upon the weighted average number of shares of common stock outstanding.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

  Fair Value of Financial Instruments

     The fair value of financial assets held by the Company approximate their carrying value. The fair value of the financial liabilities which consists of senior and subordinated debt, also approximate their carrying value.

  Reclassifications

     Certain amounts in the 1995 and 1994 consolidated financial statements and notes to consolidated financial statements have been reclassified to conform with the 1996 presentation.

2. INVENTORY

     Inventory at December 31, consists of:

                                                                                      1996       1995
                                                                                     -------    -------
Raw materials.....................................................................   $ 4,178    $ 4,039
Work in process...................................................................     8,070     10,978
Finished products.................................................................     7,490     10,350
                                                                                     -------    -------
                                                                                      19,738     25,367
Less: Excess of FIFO cost over LIFO cost..........................................      (820)      (455)
                                                                                     -------    -------
                                                                                     $18,918    $24,912
                                                                                     -------    -------
                                                                                     -------    -------

3. PROPERTY, PLANT AND EQUIPMENT, NET

     Property, plant and equipment, net at December 31, includes the following:

                                                                                      1996       1995
                                                                                     -------    -------
Land and improvements.............................................................   $ 1,312    $ 1,211
Buildings and improvements........................................................    11,869     11,567
Machinery and equipment...........................................................   129,747    121,819
                                                                                     -------    -------
                                                                                     142,928    134,597
Less: Accumulated depreciation....................................................   (72,717)   (63,541)
                                                                                     -------    -------
                                                                                     $70,211    $71,056
                                                                                     -------    -------
                                                                                     -------    -------

                     FAIRFIELD MANUFACTURING COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

4. ADVANCE TO PARENT

     On December 5, 1996, the Company advanced $3,000 to Lancer and anticipates repayment during February 1997. This advance has been classified as a component of stockholders' equity (deficit) at December 31, 1996, at which date the related accrued interest was $27.

5. ACCRUED LIABILITIES

     Accrued liabilities at December 31, are as follows:

                                                                                      1996       1995
                                                                                     -------    -------
Compensation and employee benefits................................................   $ 5,970    $ 6,602
Accrued retirement and postemployment costs.......................................     3,002      1,750
Interest payable..................................................................     5,021      5,187
Other.............................................................................     4,189      3,985
                                                                                     -------    -------
                                                                                     $18,182    $17,524
                                                                                     -------    -------
                                                                                     -------    -------

6. EMPLOYEE BENEFIT PLANS

     The Company has a noncontributory defined benefit pension plan which covers substantially all of its employees. The benefits are based on years of service and the employee's earnings preceding retirement. The Company's funding policy is to contribute each year an amount at least equal to the minimum required contribution as defined by the Employee Retirement Income Security Act of 1974. Assets of the plan are principally deposit administration insurance contracts. The projected benefit obligation has been determined by using the projected unit credit method.

     Net pension cost for years ended December 31, consists of:

                                                                               1996      1995      1994
                                                                              ------    ------    ------
Service cost--benefits earned during the period............................   $1,387    $1,180    $1,427
Interest cost..............................................................    2,862     2,626     2,440
Actual return on plan assets...............................................   (2,043)   (3,061)     (764)
Net amortization and deferral..............................................     (317)      906    (1,438)
                                                                              ------    ------    ------

Net pension cost...........................................................   $1,889    $1,651    $1,665
                                                                              ------    ------    ------
                                                                              ------    ------    ------

     The plan's funded status and amounts included in the December 31 balance sheets based upon actuarial valuations at October 1, 1996 and 1995 are:

                                                                                      1996       1995
                                                                                     -------    -------
Actuarial present value of benefit obligation:
  Vested benefits.................................................................   $27,420    $25,115
  Nonvested benefits..............................................................     1,984      1,651
                                                                                     -------    -------
Accumulated benefit obligation....................................................    29,404     26,766
Effect of projected future compensation increases.................................    13,568     12,995
                                                                                     -------    -------
Projected benefit obligation......................................................    42,972     39,761
Plan assets at fair value.........................................................    31,349     30,493
                                                                                     -------    -------
Projected benefit obligation in excess of plan assets.............................    11,623      9,268
Unrecognized gain.................................................................        33      1,084
Unrecognized prior service cost...................................................    (1,921)    (2,111)
                                                                                     -------    -------
Accrued liability included in balance sheet.......................................   $ 9,735    $ 8,241
                                                                                     -------    -------
                                                                                     -------    -------
Assumed discount rate.............................................................      7.25%      7.25%
Assumed long-term return on plan assets...........................................       8.5%       8.5%

                     FAIRFIELD MANUFACTURING COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

6. EMPLOYEE BENEFIT PLANS--(CONTINUED)

     The Company has a contributory defined contribution savings plan which covers all of its eligible employees. Eligibility in the plan is obtained the month following hire with no minimum age requirement. A participant may make a basic contribution to the plan ranging from 2% to 6% of the participant's salary and a supplemental contribution of 2%, 4%, or 6% of the participant's salary. The Company matches 70% of the participant's basic contribution. Expense recognized each of the years ended December 31, 1996, 1995 and 1994 was $1,356, $1,238 and $909, respectively.


     In addition to pension and savings plan benefits, the Company provides limited health care and life insurance benefits for certain retired employees.

     Effective January 1, 1994, the Company amended its postretirement medical plan. The plan amendment changed the eligibility provisions to be age 60 with 15 years of service for all active employees.

     Net periodic postretirement benefit cost for years ended December 31, includes the following components:

                                                                                   1996     1995    1994
                                                                                  ------    ----    ----
Service cost...................................................................   $  332    $257    $251
Interest cost..................................................................      656     587     534
Unrecognized net loss..........................................................      214      78      48
Prior service cost.............................................................      (63)    (63)    (63)
                                                                                  ------    ----    ----
                                                                                  $1,139    $859    $770
                                                                                  ------    ----    ----
                                                                                  ------    ----    ----

     The actuarial and recorded liabilities for these postretirement benefits, none of which have been funded, are as follows at December 31:

                                                                                         1996      1995
                                                                                        ------    ------
Actuarial present value of postretirement benefitobligation:
  Retirees and dependents............................................................   $5,817    $5,023
  Active employees eligible to retire and receive benefits...........................      840       654
  Active employees not yet eligible to retire and receive benefits...................    2,939     2,390
                                                                                        ------    ------
Total accumulated postretirement benefit obligation..................................    9,596     8,067
Unrecognized loss....................................................................   (3,118)   (1,941)
Unrecognized prior service cost......................................................      314       376
                                                                                        ------    ------
Accrued postretirement benefit liability included in balance sheet...................   $6,792    $6,502
                                                                                        ------    ------
                                                                                        ------    ------

     The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% for 1996 and 1995. The health care cost trend rate is not a factor in the calculation of the accumulated postretirement benefit obligation as the plan limits benefits paid to retirees to a lifetime maximum amount per retiree. Claims in excess of this amount are the responsibility of the retiree.


     The Company provides postemployment benefits to certain former and inactive employees. The Company adopted SFAS No. 112, 'Employers' Accounting for Postemployment Benefits' as of the beginning of fiscal 1994. This accounting standard requires the accrual of the cost of postemployment benefits over the employees' years of service rather than accounting for such costs on a cash basis. A one-time cumulative adjustment of $1,900 ($1,554, net of tax) was recognized as of the beginning of fiscal 1994.

                     FAIRFIELD MANUFACTURING COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

6. EMPLOYEE BENEFIT PLANS--(CONTINUED)

     Net periodic postemployment benefit cost for years ended December 31 included the following components:

                                                                                   1996    1995    1994
                                                                                   ----    ----    ----
Service Cost....................................................................   $115    $131    $ 75
Interest Cost...................................................................    157     349      98
                                                                                   ----    ----    ----
                                                                                   $272    $480    $173
                                                                                   ----    ----    ----
                                                                                   ----    ----    ----

     The recorded liabilities for these postemployment benefits, none of which have been funded, are $1,894 and $1,765 at December 31, 1996 and 1995, respectively.

7. INCOME TAXES

     The Company files separate state income tax returns and is included in the consolidated federal income tax return of its parent company, Lancer. The Company and Lancer have entered into a Tax Sharing Agreement under which the Company is required to calculate its federal income tax liability on a separate return basis. Accordingly, the Company has also calculated its credit/expense equivalent to benefit/provision for federal income taxes on a separate return basis.

     The (credit)/expense equivalent to (benefit)/provision for income taxes each of the three years in the period ended December 31, consists of:


                                                                               1996      1995      1994
                                                                              ------    ------    ------
Current, principally federal...............................................   $3,900    $6,698    $2,545
Deferred, principally federal..............................................     (170)   (1,178)   (3,055)
                                                                              ------    ------    ------
                                                                              $3,730    $5,520    $ (510)
                                                                              ------    ------    ------
                                                                              ------    ------    ------

     The credit equivalent to benefit for income taxes for 1994 results principally from the reversal of previously provided deferred taxes. The expense equivalent to provision for income taxes for 1996 and 1995 results principally from current year operating results.

     A reconciliation of the expected (credit)/expense equivalent to (benefit)/provision for income taxes at the statutory federal income tax rate and the actual tax benefit/provision each of the three years ended December 31, is as follows:

                                                                1996              1995               1994
                                                           --------------    ---------------    ---------------
                                                           AMOUNT     %      AMOUNT      %      AMOUNT      %
                                                           ------    ----    ------    -----    ------    -----
Expected total tax benefit/provision at statutory rate..   $2,677    35.0%   $4,351     35.0%   $(953)   (34.0)%
State taxes, net of federal.............................      231     3.0       626      5.0     (277)    (9.9)
Non-deductible amortization on excess of investment over
  net assets acquired...................................      555     7.3       555      4.4      540     19.3
Other, net..............................................      267     3.5       (12)    (0.0)     180      6.4
                                                           ------    ----    ------    -----    ------    -----
                                                           $3,730    48.8%   $5,520     44.4%   $(510)   (18.2)%
                                                           ------    ----    ------    -----    ------    -----
                                                           ------    ----    ------    -----    ------    -----

                     FAIRFIELD MANUFACTURING COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

7. INCOME TAXES--(CONTINUED)

     Deferred income taxes applicable to temporary differences at December 31, are as follows:


                                                                                      1996        1995
                                                                                    --------    --------
Current:
  Inventory basis difference.....................................................   $ (6,317)   $ (5,634)
  Employee benefits..............................................................      1,288       1,456
  Other, net.....................................................................      1,229        (522)
                                                                                    --------    --------
  Total current deferred tax liability, net......................................     (3,800)     (4,700)
Long-term:
  Inventory basis difference.....................................................        626         515
  Property, plant and equipment basis difference.................................    (18,952)    (18,547)
  Employee benefits..............................................................      7,381       6,412
  Other, net.....................................................................     (1,043)        362
                                                                                    --------    --------
  Total long-term deferred tax liability, net....................................    (11,988)    (11,258)
                                                                                    --------    --------
  Total deferred tax liability, net..............................................   $(15,788)   $(15,958)
                                                                                    --------    --------
                                                                                    --------    --------

     Under the Tax Sharing Agreement between the Company and Lancer, the Company is required to pay Lancer an amount equal to the Company's current federal income tax liability calculated on a separate return basis. To the extent such tax liability is reduced by the Company's utilization of Lancer's available tax benefits, Lancer is required to reimburse the Company for 50% of the amount of such reduction by making a capital contribution to the Company. Lancer made capital contributions to the Company of $1,580, $2,503, and $1,060 during 1996, 1995 and 1994, respectively.

8. LONG-TERM DEBT

     Long-term debt consists of the following at December 31:

                                                                                     1996        1995
                                                                                   --------    --------
Senior Term Credit..............................................................   $ 33,000    $ 21,000
Senior Revolving Credit.........................................................         --       7,000
Senior Subordinated Notes.......................................................     85,000      85,000
                                                                                   --------    --------
                                                                                    118,000     113,000
Less current maturities.........................................................     (3,000)     (3,000)
                                                                                   --------    --------
                                                                                   $115,000    $110,000
                                                                                   --------    --------
                                                                                   --------    --------

     The future maturities of long-term debt as of December 31, 1996 are as follows:

1997....................................................................   $  3,000
1998....................................................................      4,000
1999....................................................................      7,000
2000....................................................................     19,000
2001....................................................................     85,000
                                                                           --------
                                                                           $118,000
                                                                           --------
                                                                           --------

     The Company's Senior Subordinated Notes (the 'Notes') bear interest at a rate of 11 3/8% and mature on July 1, 2001. The Notes are redeemable at the option of the Company, in whole or in part, on or after July 1998 at certain specified redemption prices.

     Concurrent with the issuance of the Notes, the Company entered into a loan agreement with a senior lending institution which provides for a Revolving Credit Facility and a Term Loan (together, the 'Credit Facilities'). The loan agreement was amended during December, 1996. The amendment increased the Term Loan to $33,000 and is payable quarterly through December, 2000. The Revolving Credit Facility permits the Company to borrow

                     FAIRFIELD MANUFACTURING COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

8. LONG-TERM DEBT--(CONTINUED)

up to $20,000 subject to borrowing base availability (as defined) and, at the option of the Company (subject to certain conditions) may be increased by an additional $2,000 at December 1996 increasing to $5,000 by December 1997. The Revolving Credit Facility matures on July 1, 2001. Interest under the Credit Facilities is payable at varying rates based on prime or Eurodollar rates. At December 31, 1996, the Eurodollar rate loans ranged from 7.64% to 7.91% resulting in a weighted average rate of 7.83%. The unused Revolving Credit Facility at December 31, 1996, net of $698 of outstanding letters of credit, was $19,302.

     Borrowings under the Credit Facilities are collateralized by substantially all the assets of the Company, including the assignment of all leases and rents and a pledge of the outstanding common stock of the Company. The Credit Facilities and the Notes contain various restrictive covenants that, among other restrictions, require the Company to maintain certain financial ratios. The December 1996 amendment provides for the payment of dividends under the same provisions as the Notes.

9. STOCKHOLDER'S EQUITY

  Merger

     On March 31, 1995 the Company and Holdings merged with and into Central Alabama Grain Company, Inc. ('CAG'), a wholly-owned, non-operating subsidiary of Lancer, with CAG continuing as the surviving corporation of the mergers. Upon completion of the mergers, CAG vested in all of the estate, property, rights, privileges, powers and franchises of the Company including T-H Licensing, Inc. its wholly-owned subsidiary. CAG assumed all obligations and liabilities of the Company. All of the Company's officers and directors became officers and directors of CAG. Concurrent with the merger, CAG changed its name to Fairfield Manufacturing Company, Inc.

  Issuance of Common Stock

     The Company issued 25,000 additional shares of its common stock on March 31, 1996, 51,000 shares on June 30, 1996, 23,000 shares on September 30, 1996, and 30,000 shares on December 31, 1996, to Lancer in consideration of certain capital contributions made by Lancer to the Company pursuant to the Tax Sharing Agreement and other capital contributions.

  Dividend

     On December 5, 1996, the Company, with the approval of its senior lender, declared and paid a dividend of $17,000 to Lancer.

10. OTHER FINANCIAL DATA

  Operating Leases

     The Company is obligated to make payments under noncancellable operating leases expiring at various dates through 2000.

     Future minimum payments by year, and in the aggregate, under operating leases consist of the following at December 31, 1996:

YEAR                                                        MINIMUM RENTAL
---------------------------------------------------------   --------------
1997.....................................................       $  372
1998.....................................................          355
1999.....................................................          321
2000.....................................................          241
                                                               -------
                                                                $1,289
                                                               -------
                                                               -------

                     FAIRFIELD MANUFACTURING COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

10. OTHER FINANCIAL DATA--(CONTINUED)

     Rental expense for the years ended December 31, 1996, 1995 and 1994 was $446, $698, and $974 respectively.

  Equity Participation Plan

     The Company maintains an Equity Participation Plan (the 'Plan') which provides for the award of up to an aggregate of 180,000 Equity Participation Rights ('Rights') to certain current and past officers and key employees. At December 31, 1996, all 180,000 rights were granted and have vested.

     Under the Plan, each participant is entitled to receive, upon the occurrence of a Trigger Event, (as defined below) and exercise of a Right, an amount in cash equal to the difference between the fair market value of a share of the Company's common stock on the date the Trigger Event occurs and the initial value assigned to each Right. A Trigger Event means (a) any of the following transactions which results in a change in control: (i) a merger or consolidation of the Company with or into another corporation; (ii) the sale or exchange for cash, securities or other consideration of all or substantially all of the assets of the corporation; or (iii) the sale or exchange for cash, securities or any other consideration of all or substantially all of the outstanding common equity of the Company or (b) the later of the fifth anniversary of the date the Right was granted or the date the participant retires from the Company at or after age 60.

     Payments under the Plan may not exceed $1,320 in any fiscal year and $5,280 in the aggregate.

     During the period that a stock appreciation right (or Right) is outstanding, the ultimate amount of compensation inherent in the Right is indeterminate. APB Opinion No. 25 and FASB Interpretation No. 28 require interim calculations of the amount of compensation inherent in the stock appreciation right. This amount is generally equal to the increase in the fair market value since date of grant or award multiplied by the total number of share or rights outstanding, regardless of the exercisable status of the rights.

     At December 31, 1996, 1995 and 1994 the exercise price exceeds estimated fair market value of the Company's common stock. Accordingly, there has been no compensation charged to earnings for this plan.

11. SUBSEQUENT EVENT--SALE OF PREFERRED STOCK

     On March 12, 1997, the Company completed a private offering of 50,000 shares of 11 1/4% Cumulative Exchangeable Preferred Stock ('Preferred Stock').

Each share has a liquidation preference of $1,000, plus accumulated and unpaid dividends. The Company is required, subject to certain conditions, to redeem all of the Preferred Stock outstanding on March 15, 2009 at a redemption price equal to 100% of the liquidation preference. Dividends are payable semi-annually at an annual rate of 11 1/4%, and may be paid, at the Company's option, either in cash or in additional shares of Preferred Stock.

     The net proceeds from this offering ($47.7 million) were used to fund a dividend to Lancer, and used by Lancer to redeem $47.7 million of its Series C Preferred Stock. Had this transaction occurred as of December 31, 1996, the Company's summary balance sheet would have been as follows:

                                                                          ACTUAL     PROFORMA
                                                                         --------    --------
Working capital.......................................................   $ 12,123    $ 12,080
Total Assets..........................................................    176,370     176,327
Long-term debt, including current maturities..........................    118,000     118,000
Redeemable preferred stock............................................         --      47,700
Stockholder's equity (deficit)........................................     (4,570)    (52,313)

                     FAIRFIELD MANUFACTURING COMPANY, INC.
                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                                 MARCH 31, 1997    DECEMBER 31, 1996
                                                                                 --------------    -----------------
                                                                                  (UNAUDITED)
                                    ASSETS
Current assets:
  Cash and cash equivalents...................................................      $  1,714           $   6,185
  Trade receivables, less allowance of $600 in 1997 and 1996..................        25,667              24,696
  Inventory...................................................................        21,237              18,918
  Prepaid expenses............................................................           755                 853
                                                                                 --------------    -----------------
     Total current assets.....................................................        49,373              50,652
Property, plant and equipment, net............................................        69,500              70,211
Other Assets:
  Excess of investment over net assets acquired, less accumulated amortization
     of 12,269 in 1997 and 11,868 in 1996.....................................        52,090              52,491
  Deferred financing costs, less accumulated amortization of $2,526 in 1997
     and $2,355 in 1996.......................................................         2,845               3,016
                                                                                 --------------    -----------------
     Total other assets.......................................................        54,935              55,507
                                                                                 --------------    -----------------
     Total assets.............................................................      $173,808           $ 176,370
                                                                                 --------------    -----------------
                                                                                 --------------    -----------------

                     LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Current maturities of long-term debt........................................      $  3,250           $   3,000
  Accounts payable............................................................        14,843              13,260
  Due to parent...............................................................           445                 287
  Accrued liabilities.........................................................        17,505              18,182
  Deferred income taxes.......................................................         3,800               3,800
                                                                                 --------------    -----------------
     Total current liabilities................................................        39,843              38,529
Accrued retirement costs......................................................        14,442              15,423
Deferred income taxes.........................................................        12,046              11,988
Long-term debt, net of current maturities.....................................       111,000             115,000
11 1/4% cumulative exchangeable preferred stock...............................        47,707                  --
Stockholder's equity (deficit):
  Common stock: par value $.01 per share, 10,000,000 shares authorized,
     7,857,000 and 7,805,000 issued and outstanding in 1997 and 1996,
     respectively.............................................................            79                  78
  Additional paid-in capital..................................................        37,196              36,788
  Accumulated deficit.........................................................       (88,505)            (41,436)
                                                                                 --------------    -----------------
     Total stockholder's equity (deficit).....................................       (51,230)             (4,570)

                                                                                 --------------    -----------------
     Total liabilities and stockholder's equity (deficit).....................      $173,808           $ 176,370
                                                                                 --------------    -----------------
                                                                                 --------------    -----------------

          The accompanying notes to consolidated financial statements are an integral part of these statements.

                     FAIRFIELD MANUFACTURING COMPANY, INC.
                      CONSOLIDATED STATEMENTS OF OPERATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                                    FOR THE THREE     FOR THE THREE
                                                                                     MONTHS ENDED      MONTHS ENDED
                                                                                    MARCH 31, 1997    MARCH 31, 1996
                                                                                    --------------    --------------
Net sales........................................................................     $   49,235        $   51,340
Cost of sales....................................................................         39,852            41,675
Selling, general and administrative expenses.....................................          4,218             4,038
                                                                                    --------------    --------------
  Operating income...............................................................          5,165             5,627
Interest expense, net............................................................          3,231             3,070
Other expense, net...............................................................             20                21
                                                                                    --------------    --------------
  Income before income taxes.....................................................          1,914             2,536
Provision for income taxes.......................................................            940               983
                                                                                    --------------    --------------
  Net income.....................................................................     $      974        $    1,553
                                                                                    --------------    --------------
                                                                                    --------------    --------------
Preferred stock dividends and discount accretion.................................           (300)               --
                                                                                    --------------    --------------
  Net income available to common stockholder.....................................     $      674        $    1,553
                                                                                    --------------    --------------
                                                                                    --------------    --------------
  Income per share data:
     Net income per common share.................................................     $     0.09        $     0.20
                                                                                    --------------    --------------
                                                                                    --------------    --------------
     Weighted average common shares outstanding..................................      7,805,604         7,676,275
                                                                                    --------------    --------------
                                                                                    --------------    --------------

          The accompanying notes to consolidated financial statements are an integral part of these statements.

                     FAIRFIELD MANUFACTURING COMPANY, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                                    FOR THE THREE     FOR THE THREE
                                                                                     MONTHS ENDED      MONTHS ENDED
                                                                                    MARCH 31, 1997    MARCH 31, 1996
                                                                                    --------------    --------------
Operating activities:
  Net income.....................................................................      $    974          $  1,553
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization...............................................         3,373             3,318
     Deferred income tax benefit.................................................            58               (60)
     (Decrease) increase in accrued retirement costs.............................          (981)              150
     (Increase) decrease in current assets:
     Trade receivables...........................................................          (971)           (1,908)
     Inventory...................................................................        (2,319)            4,526
     Prepaids....................................................................            98                35
  Increase (decrease) in current liabilities:
     Accounts payable............................................................           (12)            3,353
     Due to parent...............................................................           158              (537)
     Accrued liabilities.........................................................          (677)           (3,100)
                                                                                    --------------    --------------
  Net cash (used in) provided by operating activities............................          (299)            7,330
                                                                                    --------------    --------------
Investing activities:
  Additions to plant and equipment, net..........................................          (496)           (2,681)
  Merger with First Colony Farms, Inc............................................            10                --
                                                                                    --------------    --------------
     Net cash used by investing activities.......................................          (486)           (2,681)
                                                                                    --------------    --------------
Financing activities:
  Proceeds from additional capital contribution..................................           399               379
  Payment of dividends...........................................................       (50,770)               --
  Advance to parent..............................................................         3,027                --
  Proceeds of long-term debt.....................................................         4,000             5,000
  Payment of long-term debt......................................................        (7,750)          (14,250)
  Proceeds of preferred stock offering...........................................        50,000                --
  Payment of preferred stock issuance costs......................................        (2,300)               --
  Preferred stock dividend accrued...............................................          (292)               --
                                                                                    --------------    --------------
  Net cash (used) in financing activities........................................        (3,686)           (8,871)
                                                                                    --------------    --------------
Decrease in cash and cash equivalents............................................        (4,471)           (4,222)
Cash and cash equivalents:
  Beginning of period............................................................         6,185             4,324
                                                                                    --------------    --------------

  End of period..................................................................      $  1,714          $    102
                                                                                    --------------    --------------
                                                                                    --------------    --------------
Supplemental Disclosures:
  Cash paid for:
     Interest....................................................................      $  5,581          $  5,524
     Taxes to parent.............................................................      $    300          $  1,000
Non-cash activities:
  Additions to plant and equipment included in accounts payable at March 31, 1997 and 1996 of $1,595 and $303, respectively, are excluded from operating activities above.

          The accompanying notes to consolidated financial statements are an integral part of these statements.

                     FAIRFIELD MANUFACTURING COMPANY, INC.
           CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIT)
                              AS OF MARCH 31, 1997
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                           ADDITIONAL                   STOCKHOLDER'S
                                                                 COMMON     PAID-IN      ACCUMULATED        EQUITY
                                                                 STOCK      CAPITAL        DEFICIT        (DEFICIT)
                                                                 ------    ----------    -----------    --------------
Balance, January 1, 1997......................................    $ 78      $ 36,788      $ (41,436)       $ (4,570)
  Issuance of common stock....................................       1            (1)            --              --
  Capital contribution........................................      --           399             --             399
  Common stock dividends......................................      --            --        (50,770)        (50,770)
  Preferred stock discount accretion..........................      --            --             (7)             (7)
  Preferred stock dividends accrued...........................      --            --           (293)           (293)
  Advance to parent...........................................      --            --          3,027           3,027
  Merger with First Colony Farms, Inc.........................      --            10             --              10
  Net income..................................................      --            --            974             974
                                                                 ------    ----------    -----------    --------------

Balance, March 31, 1997.......................................    $ 79      $ 37,196      $ (88,505)       $(51,230)
                                                                 ------    ----------    -----------    --------------
                                                                 ------    ----------    -----------    --------------

          The accompanying notes to consolidated financial statements are an integral part of these statements.

                     FAIRFIELD MANUFACTURING COMPANY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. INTERIM FINANCIAL INFORMATION

     The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial reporting and Rule 10-01 of Regulation S-X. Accordingly, certain information and footnote disclosures normally included in financial statements prepared under generally accepted accounting principles have been condensed or omitted pursuant to such regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Fairfield Manufacturing Company, Inc.'s (the 'Company') financial position, results of operations and cash flows have been included. The results for the three months ended March 31, 1997 and 1996 are not necessarily indicative of the results to be expected for the full year or for any interim period.

2. PARENT COMPANY OF REGISTRANT

     The Company is wholly-owned by Lancer Industries Inc. ('Lancer').

     On March 27, 1997, First Colony Farms, Inc., a Delaware corporation and wholly-owned subsidiary of Lancer ('First Colony'), merged with and into the Company, with the Company being the surviving corporation of the merger. Immediately prior to the merger, First Colony had (i) no known liabilities (including contingent liabilities) and (ii) assets consisting of approximately $10 thousand in cash and certain net operating loss carry forwards.

3. SALE OF PREFERRED STOCK

     On March 12, 1997, the Company completed a private offering of 50,000 shares of 11 1/4% Cumulative Exchangeable Preferred Stock ('Preferred Stock'). Each share has a liquidation preference of $1,000, plus accumulated and unpaid dividends. The Company is required, subject to certain conditions, to redeem all of the Preferred Stock outstanding on March 15, 2009 at a redemption price equal to 100% of the liquidation preference. Dividends are payable semi-annually at an annual rate of 11 1/4%, and may be paid, at the Company's option, on any dividend payment date occuring on or prior to March 15, 2002 either in cash or in additional shares of Preferred Stock.

     The net proceeds from this offering ($47.7 million) were used to fund a dividend to Lancer, and used by Lancer to redeem approximately $47.7 million of its Series C Preferred Stock.

4. INVENTORY

     Inventory consists of the following:

                                                                       MARCH 31, 1997    DECEMBER 31, 1996

                                                                       --------------    -----------------
                                                                                 (IN THOUSANDS)
                                                                       -----------------------------------
Raw materials.......................................................      $  4,449            $ 4,178
Work in progress....................................................         8,477              8,070
Finished goods......................................................         8,922              7,490
                                                                       --------------    -----------------
                                                                            21,848             19,738
Less: Excess of FIFO cost over LIFO cost............................          (611)              (820)
                                                                       --------------    -----------------
                                                                          $ 21,237            $18,918
                                                                       --------------    -----------------
                                                                       --------------    -----------------

5. INCOME PER COMMON SHARE

     Net income per common share is based on the weighted average number of common shares outstanding during the period, which, for the three months ended March 31, 1997 was 7,805,604 and for March 31, 1996 was 7,676,275. The increase in the weighted average common shares outstanding is due to the Company issuing additional shares of its common stock to Lancer in consideration of certain capital contributions made by Lancer to the Company primarily pursuant to the Tax Sharing Agreement.

6. DEBT

     In connection with the sale of Preferred Stock, the Company amended its loan agreement (which provides for a Revolving Credit Facility and a Term Loan) with a senior lending institution. The amendment allowed for the sale of the Preferred Stock (see Note 3) and the approximately $47.7 million dividend to Lancer.

                             TORQUE-HUB(REGISTERED)

[In this place appears a picture of the   [In this place appears a picture of the    [In this place appears a picture of the
 Company's Torque-Hub(Registered)          Company's Torque-Hub(Registered)           Company's Torque-Hub(Registered)
     products.]                                       products.]                               products.]



[In this place appears a picture of       [In this place appears a picture of
          the Company's                               the Company's
 Torque-Hub(Registered)  products.]        Torque-Hub(Registered) products.]


Fairfield's Torque-Hub(Registered) products provide propulsion, swing and/or rotation to equipment primarily in cases where the use of axles presents design difficulties. Examples of such equipment are pictured below.

[In this place appears a picture       [In this place appears a picture       [In this place appears a picture
 of certain applications for the        of certain applications for the        of certain applications for the
 Company's Torque-Hub(Registered)       Company's Torque-Hub(Registered)       Company's Torque-Hub(Registered)
        products.]                                 products.]                        products.]

     Torque-Hub(Registered) is a registered trademark of Fairfield Manufacturing Company, Inc.

            ------------------------------------------------------
            ------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER CONTAINED HEREIN OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND THE ACCOMPANYING LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE EXCHANGE AGENT. NEITHER THIS PROSPECTUS NOR THE ACCOMPANYING LETTER OF TRANSMITTAL, OR BOTH TOGETHER, CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS, NOR THE ACCOMPANYING LETTER OF TRANSMITTAL, OR BOTH TOGETHER, NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                   PAGE
                                                   ----
Available Information...........................    ii
Incorporation of Certain Documents by
  Reference.....................................    ii
Prospectus Summary..............................     1
Risk Factors....................................    12
Use of Proceeds.................................    17
Capitalization..................................    17
Selected Historical and Pro Forma
  Combined Financial Data.......................    18
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................    20
Business........................................    24
Management......................................    29
Ownership of Capital Stock......................    33
Related Transactions............................    34
Description of Existing Indebtedness............    35
Description of Capital Stock....................    39
The Exchange Offer..............................    40
Description of New Preferred Stock and Exchange
  Debentures....................................    46
Certain Federal Income Tax Considerations.......    79
Plan of Distribution............................    85

Legal Matters...................................    86
Experts.........................................    86
Index to Consolidated Financial Statements......   F-1

            ------------------------------------------------------
            ------------------------------------------------------



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                                    [LOGO]

                            FAIRFIELD MANUFACTURING
                                 COMPANY, INC.


                          OFFER TO EXCHANGE SHARES OF
          ITS 11 1/4% SERIES A CUMULATIVE EXCHANGEABLE PREFERRED STOCK
                        WHICH HAVE BEEN REGISTERED UNDER
                     THE SECURITIES ACT OF 1933, AS AMENDED
                     FOR ANY AND ALL OUTSTANDING SHARES OF
              ITS 11 1/4% CUMULATIVE EXCHANGEABLE PREFERRED STOCK


                                 JUNE 13, 1997


            ------------------------------------------------------
            ------------------------------------------------------